#82-34714

ANNUAL REPORT 2008

12-31-08
AR/S



discover . develop . operate

IMPERIAL METALS
CORPORATION


discover
develop
operate

PRESIDENT'S MESSAGE

Low debt, significant copper hedging, and continued exploration success have placed Imperial in a good position to weather the global economic storm that hit in 2008.

Income per share ($1.83/share) and cash flow ($76.3 million) were both up in 2008 compared to 2007 in spite of the precipitous drop in the copper price in late 2008. The financial impact, resulting from downward revaluations between initial and final copper price settlements on copper concentrate shipments in the fourth quarter, was mitigated by the Company's ongoing copper hedging program.

Copper production in 2008 at the Mount Polley mine set a record by exceeding 60 million pounds. Gold production of 47 thousand ounces was the highest since the reopening of the mine in 2005. Mount Polley copper production will decline in 2009 as the lower grade and more highly oxidized Springer pit becomes the major source of mill feed.

Huckleberry mine copper production was 37 million pounds, down from 55 million pounds in 2007, with all production coming from the Main Zone Extension pit. However, production steadily increased during 2008 with fourth quarter production exceeding first quarter production by 2 million pounds. Huckleberry's copper production is expected to increase in 2009 as mining moves into the deeper, higher grade portions of the Main Zone Extension pit.

A 17 kilometre access road into the Red Chris copper/gold property was completed in September 2008. The new road allows all weather access to the site, extends the working season, lowers exploration costs, and reduces the need for helicopter support resulting in safer working conditions.

At the Sterling gold property in Nevada, work continued to expand the gold resource in the 144 zone with underground diamond drilling. Underground development provided additional drill stations, and bulk samples for metallurgical studies. Underground drilling is planned for 2009 to further delineate and expand the 144 zone. The site has been permitted and reclamation bonding has been put in place to allow for a restart of mine operations.

Exploration at Mount Polley focused on the Pond and Boundary zones. Pond zone exploration led to the design of a small open pit containing proven and probable reserves of 1,372,216 tonnes ore grading 0.476% copper, 0.27 g/t gold and 6.898 g/t silver. This reserve is planned for open pit mining in 2009 subject to obtaining required approvals. Drilling at the Boundary zone continued to intersect high grade copper/gold mineralization at depth, with intercepts such as hole ND08-56 which graded 4.29% copper and 1.42 g/t gold over 13.7 metres. This zone can add to the potential underground resource already outlined below the Wight pit. The Boundary zone may become the first zone to be mined underground at Mount Polley. Further drilling to define the extent of this higher grade mineralization is underway.

The effect of the sharp copper price decline has been cushioned by hedging, the declining value of the Canadian dollar and reduction of certain costs. The Mount Polley mine also enjoyed the benefit of higher gold prices. Huckleberry and Mount Polley are expected to generate positive cash flow in 2009 at current copper prices, albeit at lower levels than in 2008.

With the Company's low debt, exploration success at Mount Polley and Sterling, and advancements at Red Chris, Imperial is well positioned to benefit from the eventual rebound of copper prices as the world economy recovers.

On behalf of the directors of Imperial, I thank all stakeholders, and especially our employees, for their steadfast support, dedication and effort in these challenging economic times.



J. Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 24, 2009. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

OVERVIEW

Revenues were $229.7 million in 2008 compared to $265.0 million in 2007. The decrease is the result of lower sales volumes on lower copper prices. The London Metals Exchange cash settlement copper price per pound averaged US$3.15 in 2008 compared to US$3.23 in 2007. The average US Dollar/CDN Dollar exchange rate over the same period was about 1% less in 2008 compared to 2007. In CDN Dollar terms the average copper price in 2008 was 3% less than the 2007 average copper price.

Revenue in the fourth quarter of 2008 was reduced by $50.1 million for the revaluation of accounts receivable at September 30, 2008 for shipments settling in the fourth quarter of 2008, and for shipments sold in the fourth quarter of 2008 settling in 2009. The copper price was significantly lower than when the revenue was initially recorded.

Operating income decreased to $25.4 million from $57.2 million in 2007 as result of lower contribution margins from mine operations and a $16.2 million impairment charge against mineral properties.

Net income for the year ended December 31, 2008 was $59.6 million ($1.83 per share) compared to $22.7 million ($0.71 per share) in 2007. Although operating income declined by $31.8 million from 2007 to 2008 net income was higher in 2008 as the decline was more than offset by the large increase in realized and unrealized gains on derivative instruments, net of provisions for loss on counterparty default.

Adjusted net income in 2008 was $55.5 million ($1.71 per share) compared to $31.9 million ($1.00 per share) in 2007. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes, and removing the writedown of mineral properties, net of taxes, as further detailed on the following table.

Calculation of Adjusted Net Income

Years Ended December 31
[expressed in thousands of dollars, except share amounts]

	2008	2007
Net Income as reported	$ 59,617	$ 22,729
Unrealized (gain) loss on derivative instruments, net of tax (a)(d)	(10,986)	3,700
Unrealized share based compensation (recovery) expense , net of tax (b)	(4,332)	5,456
Writedown of mineral properties, net of tax	11,169	-
Adjusted Net Income (c)	$ 55,468	$ 31,885
Adjusted Net Income Per Share (c)	$ 1.71	$ 1.00

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

(d) The calculation of unrealized gain on derivative instruments for the year ended December 31, 2008 is net of the provision for loss on counterparty default on derivative instruments. The unrealized gains related to the derivative instruments with Lehman Brothers were written off during the year ended December 31, 2008 as described under the heading Derivative Instruments.

Cash flow increased to $76.3 million in 2008 from $61.9 million in 2007. The $14.4 million increase is primarily the result of reduced cash income taxes. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $46.7 million, down slightly from $47.7 million in 2007. In 2007 the Company spent $58.7 million to complete the acquisition of bcMetals.

Expenditures in 2008 were financed by cash flow from the Mount Polley and Huckleberry mines. At December 31, 2008 the Company had $41.4 million (2007-$30.3 million) in cash and cash equivalents and short term investments.

Derivative Instruments

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During 2008 the Company recorded $84.5 million in gains on derivative instruments, almost exclusively for copper, compared to losses of $19.7 million in 2007. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The rapid decline in the price of copper during the latter part of 2008 resulted in large gains being recorded by the Company. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

During the year ended December 31, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision for the full amount of the LBCS derivatives.

In October 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21.9 million. LBCS has not provided valuation of the derivative instruments (the "LBCS derivatives") held by the Company at the termination date and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBSC derivatives in its accounts based on those valuations. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

Hedges for Mount Polley cover about 17% of 2009 copper settlements via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010 covering about 100% of copper settlements in the period and forwards sales in 2009 covering about 30% of copper settlements in 2009.

At December 31, 2008 the Company has unrealized income of $47.4 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2008 due to the decline in the price of copper in the last half of 2008. Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2008 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At December 31, 2008 the Company had $4.2 million on deposit with counterparties.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

As a result of the amendment to the Plan, the Company recorded an initial expense of $11.9 million for the expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of the Company's common shares). The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period.

Selected Annual Financial Information

Years Ended December 31
[expressed in thousands of dollars, except share amounts]

	2008	2007	2006
Total Revenues	$ 229,745	$ 264,987	$ 211,447
Net Income	$ 59,617	$ 22,729	$ 82,007
Net Income per share	$ 1.83	$ 0.71	$ 2.75
Diluted Income per share	$ 1.83	$ 0.70	$ 2.63
Adjusted Net Income (2)	$ 55,468	$ 31,885	$ 72,793
Adjusted Net Income per share (2)	$ 1.71	$ 1.00	$ 2.44
Working Capital	$ 54,211	$ 9,030	$ 37,093
Total Assets	$ 384,901	$ 320,741	$ 214,096
Total Long Term Debt (including current portion)	$ 4,648	$ 9,514	$ 15,571
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00
Cash Flow (1)	$ 76,334	$ 61,876	$ 70,364
Cash Flow per share (1)	$ 2.35	$ 1.94	$ 2.36

(1) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(2) Refer to previous table under heading Calculation of Adjusted Net Income for details of the calculation of these amounts for 2008 and 2007.

(3) Defined as current assets less current liabilities.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

DEVELOPMENTS DURING 2008

General

Copper prices were slightly lower in 2008 than in 2007, averaging about US$3.15/lb compared to US$3.23/lb in 2007. The US Dollar declined during 2008 ending the year stronger against the CDN Dollar. Factoring in the decrease in the average exchange rate the price of copper averaged CDN$3.36/lb in 2008, about 3% less than the 2007 average of CDN$3.47/lb. The copper price fell rapidly in the last quarter of 2008 averaging US$1.79/lb or CDN$2.17/lb.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last six months. These cost reductions will offset a portion of the decline in copper price.

Mount Polley

Production for the past three years is provided in the following table.

For the Years Ended December 31	2008	2007	2006
Ore milled (tonnes)	6,848,983	6,444,112	6,235,221
Ore milled per calendar day (tonnes)	18,713	17,655	17,083
Grade % - Copper	0.552	0.461	0.474
Grade g/t - Gold	0.306	0.242	0.265
Recovery % – Copper	72.41	78.66	85.31
Recovery % – Gold	69.71	69.34	71.89
Copper produced (lbs)	60,305,759	51,506,144	55,548,194
Gold produced (oz)	47,001	34,833	38,164
Silver produced (oz)	522,340	370,731	422,568

Mining in the Bell pit was completed in the 2008 third quarter, and mining in the Wight pit will be completed in 2009. The Springer pit will supply the majority of mill feed in 2009.

Exploration at Mount Polley focused on the Pond and Boundary zones. Pond zone exploration led to the design of a small open pit containing proven and probable reserves of 1,372,216 tonnes ore grading 0.476% copper, 0.27 g/t gold and 6.898 g/t silver. This reserve is planned for open pit mining in 2009 subject to obtaining required approvals. Drilling at the Boundary zone continued to intersect high grade copper/gold mineralization at depth, with intercepts such as hole ND08-56 which graded 4.29% copper and 1.42 g/t gold over 13.7 metres. This zone can add to the potential underground resource already outlined below the Wight pit. The Boundary zone may become the first zone to be mined underground at Mount Polley. Further drilling to define the extent of this higher grade mineralization is underway.

Mount Polley exploration expenditures were $3.2 million in 2008 compared to $4.8 million in 2007. With the expanded land base, ongoing exploration at Mount Polley focused on identification of additional mineralized zones and expansion of identified zones. Drilling in 2008 tested eight zones on the property and provided further encouraging results. Drilling in 2008 included 63 diamond drill holes totaling 19,440 metres compared to 121 diamond drill holes totaling 39,503 metres in 2007.

In February 2008 the Company's unionized workforce at Mount Polley ratified an extension to the collective agreement to December 31, 2012.

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Huckleberry contributed $8.3 million in net income to Imperial in 2008 compared to $11.1 million in net income in 2007. Huckleberry's net income declined due to a $15.8 million impairment charge taken against mineral properties which reduced the carrying value of Huckleberry's depletable mineral properties to nil. Notes 5 and 16 to the audited consolidated financial statements of the Company disclose information regarding the writedown and the impact of Huckleberry operations on the financial position and results of operations of Imperial.

The following table provides Huckleberry's total mine production, 50% of which is allocable to Imperial.

For the Years Ended December 31	2008	2007	2006
Ore milled (tonnes)	6,031,300	6,477,600	6,646,200
Ore milled per calendar day (tonnes)	16,479	17,747	18,209
Grade % – Copper	0.316	0.442	0.556
Grade % – Molybdenum	0.006	0.013	0.015
Recovery % – Copper	88.5	87.4	86.9
Recovery % – Molybdenum	23.2	8.1	14.3
Copper produced (lbs)	37,219,000	55,145,000	70,838,000
Gold produced (oz)	3,058	5,847	9,255
Silver produced (oz)	245,781	212,735	246,353
Molybdenum produced (lbs)	187,798	304,224	306,250

Mining progresses in the Main Zone Extension (MZX) and both the copper grade and the mill through-put increased from an average of 0.295% copper and 15,830 tonnes per day for the first quarter to 0.325% copper and 17,101 tonnes per day in the fourth quarter. As a result, copper production increased from 8.2 million pounds in the first quarter to 10.1 million pounds in the fourth quarter. Mine design work continues on a plan to further expand the MZX pit, which could potentially add about two years of mine life.

Exploration in 2008 focused on targets resulting from the regional exploration program. At the Whiting Creek property, located eight kilometres north of the Huckleberry mill, seven diamond drill holes totaling 2,028 metres were completed. Molybdenum results were encouraging. Diamond drill hole WC08-02 graded 0.022% molybdenum and 0.056% copper over 360.45 metres. Further work is planned for 2009.

Red Chris

At the Red Chris copper/gold property, a 17 kilometre access road to the camp was completed in September 2008. The new road allows all weather access to the site, extends the working season, lowers exploration costs, and reduces the need for helicopter support resulting in safer working conditions.

The Red Chris camp became operational in September and was upgraded for winter operation. A 12 hole deep drill program was initiated in the East zone. The target depth of these holes is 1,500 metres. By year end, three holes were drilled, two of which returned excellent grades over the entire length, but were lost prior to reaching their target depth of 1,500 metres due to drilling difficulty. The third hole collared outside the mineralized zone intersected mineralization at a depth of 800 metres confirming the zone is widening at depth. Drilling of the remaining 9 holes is expected to continue in 2009. The Company spent $1.5 million on the 2008 drill program.

The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and the resolution of the challenge to the Federal environmental assessment review as described in Note 21(a) to the audited consolidated financial statements.

Sterling

At the Sterling property during 2008 an underground drill program was conducted to define and expand the 144 zone. A total of 52 holes totaling over 13,000 feet were completed. Positive results received included confirmation of high grade mineralization within the 144 zone, discovery and definition of the east extension of the 144 zone, discovery of an open mineralization trend on the west side of the 144 zone, and discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. To follow up on this work, 150 feet of underground development is being completed to provide additional underground drill stations. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 5 to the consolidated financial statements.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is (i) mineralization included in inferred resources; (ii) areas of potential mineralization not included in any resource category.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 5 to the consolidated financial statements. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred.

Management reviews the carrying value of mineral exploration properties at least annually for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre-feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. An impairment is considered to exist on post-feasibility exploration properties and producing mining properties, plant and equipment if the total undiscounted cash flows are less than the carrying amount of the assets. When the carrying values of post-feasibility study exploration properties and producing mining properties, plant and equipment are estimated to exceed their net recoverable amounts, an impairment loss is measured and recorded based on estimated discounted cash flows.

(b) Depreciation and Depletion

Described in (a) above are the methods used by the Company to determine the depreciation and depletion of its producing mineral properties. The majority of capitalized costs are depreciated and depleted using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs
The Company's mining and exploration activities are subject to various statutory, contractual or legal obligations for protection of the environment. At the date the obligation is incurred, the Company records a liability, discounted to net present value, for the estimated future costs to retire an asset including costs for dismantling, remediation and ongoing treatment and monitoring of the site. The present value is determined using the Company's credit adjusted risk free interest rate. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. The estimated present value of the future site reclamation costs are remeasured annually or when there are significant changes in the assumptions giving rise to the estimated cash flows.

Future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the useful life of the mineral property using the unit-of-production method.

(d) Share Based Compensation
The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Stock based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

(e) Derivative Instruments
The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

(f) Convertible Debentures
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the consolidated financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using enacted on substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. Business acquisitions result in a gross up of mineral properties to recognize future income tax liabilities for the tax effect of such differences.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

(i) Financial Instruments
The Company's financial instruments consist of cash and cash equivalents, short term investments, marketable securities, accounts receivable, derivative instrument assets and margin deposits, future site reclamation deposits, accounts payable and accrued liabilities, concentrate sales repayable, short term debt, derivative instrument liabilities, long term debt and debt component of convertible debentures.

Cash and cash equivalents, short term investments and future site reclamation deposits are classified as held-for-trading and recorded at fair value. Accounts receivable and margin deposits are classified as loans and receivables. Marketable securities are classified as a held-for-trading because the Company holds these securities for the purpose of trading. The fair value of marketable securities is based on quoted market prices. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Accounts payable and accrued liabilities, concentrate sales repayable, short and long term debt, and debt component of convertible debentures are classified as other financial liabilities and recorded at amortized cost.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company uses derivative financial instruments to mitigate the risk of revenue changes due to changes in copper price and the US/CDN Dollar exchange rate. These instruments do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values for these derivative instruments are determined by counterparties using standard valuation techniques for derivative instruments by reference to current and projected market conditions as of the balance sheet date.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment. Development and construction of these assets require a substantial period of time prior to commissioning them and therefore transaction costs for these assets are added to the cost of these assets until such time as the assets are substantially ready for their intended use or sale.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Several new accounting standards will be applicable to the Company commencing January 1, 2009 with most focused on providing additional disclosure on various items.

(a) In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008, and is not expected to have a material impact on the Company's financial condition or operating results.

(b) In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. IFRS employs a conceptual framework that is similar to Canadian GAAP however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company. The Company is currently evaluating the impact of IFRS on its financial position and results of operations and changes required to its systems and processes including management reporting and investor relations activities.

(c) In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

CHANGE IN ACCOUNTING POLICIES

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

The Company adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories
The Company adopted the new standard on inventories that was issued by the CICA: Section 3031 Inventories ("Section 3031"), which replaces Section 3030. Section 3031 establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

(c) Assessing Going Concern
The Company adopted CICA Handbook Section 1400, Assessing Going Concern, which was amended to include requirements for management to assess and disclosure the entity's ability to continue as a going concern.

RESULTS OF OPERATIONS FOR 2008 COMPARED TO 2007

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008.

Financial Results

Overview
Revenues decreased to $229.7 million for the year ended December 31, 2008 from $265.0 million in the year ended 2007 due to lower sales volumes and lower copper prices.

In the year ended December 31, 2008 Imperial recorded net income of $59.6 million ($1.83 per share) compared to net income of $22.7 million ($0.71 per share) in the prior year. Most of the increase is due to large increase in unrealized gains on derivative instruments, net of $28.3 million provision for counterparty default, resulting from the decline in copper prices in late 2008.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $49.5 million to Imperial's operating income in 2008 compared to $33.5 million in 2007. Imperial's share of Huckleberry, inclusive of a $15.8 million writedown of mineral properties, was an operating loss of $27.3 million in 2008 versus an operating profit of $37.3 million in 2007.

Imperial's net income in 2008 benefited from a net $56.2 million in gains on derivative instruments after deduction of a $28.3 million provision for counterparty default on derivative instruments compared to a loss of $19.7 million on derivative instruments in 2007. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper.

Mineral Production and Transportation Costs
Mineral production and transportation costs were $160.3 million in 2008 comprised of $111.2 million from Mount Polley and $49.1 million representing the Company's 50% share of Huckleberry. This compares to $158.0 million in 2007, comprised of $117.8 million from Mount Polley and $40.2 million from Huckleberry. The impact of high oil and steel prices in 2008 led to substantially higher costs for many key inputs including diesel fuel, explosives, and grinding media. Transportation costs to move concentrates from mine to shipping port also increased due to higher diesel fuel prices. Ocean freight rates were also substantially higher in 2008 compared to 2007. This trend of higher costs reversed in the 2008 third quarter as prices for oil and steel began to drop.

Mineral Property Holding Costs
Mineral property holdings costs increased slightly to $1.1 million in the year ended December 31, 2008.

Depletion and Depreciation
Depletion and depreciation increased to $29.2 million in 2008 from $22.7 million in 2007 due to a higher depletion and depreciation base in the current year.

General and Administration
General and administration expense increased to $2.5 million in 2008 from $2.1 million in 2007 due to higher staff, office and occupancy costs.

Share Based Compensation
Share based compensation expense was a recovery of $5.0 million in 2008 compared to a $10.9 million expense in 2007. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options are no longer in-the-money. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt
Interest expense on long term debt decreased to $1.1 million in 2008 from $1.4 million in 2007 due to a lower level of debt in 2008.

Other Interest Expense
Other interest expense decreased to $1.2 million in 2008 compared to $2.9 million in 2007. The 2007 period included interest on the $40.0 million short term loan facility for acquisition of bcMetals and higher short term borrowing on concentrate advances.

Interest Accretion on Short and Long Term Debt
Interest accretion increased slightly to $1.1 million in 2008 from $1.0 million in 2007.

Financing Costs
Financing costs in 2008 associated with a short term loan facility were $1.1 million compared to $0.4 million for the loan to acquire bcMetals in 2007.

Foreign Exchange Loss
The average CDN/US Dollar exchange rate of 1.067 in 2008 was within 1% of the 2007 average of 1.074 however by December 31, 2008 the rate had climbed to 1.225 compared to 0.988 at December 31, 2007. During 2008 the CDN/US Dollar exchange rate was on an increasing trend versus a declining trend in 2007 and this resulted in a $5.6 million foreign exchange gain being recorded in 2008 versus a loss of $6.6 million in 2007. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Writedown of Mineral Properties
In 2008 the Company wrotedown the carrying value of Huckleberry by $15.8 million as a result of the decline in copper price leading to lower expected cash flows in future years resulting in an impairment charge. Impairment charges of $0.4 million were also taken on a number of exploration properties. There were no comparable items in 2007.

Gains on Derivative Instruments
During the year ended December 31, 2008 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2007 resulted in a gain of $84.5 million during the year ended December 31, 2008 compared to a loss of $19.7 million in 2007. The unrealized net gains on the hedge contracts outstanding at December 31, 2008 totaled $49.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Provision for Loss on Counterparty Default on Derivative Instruments
During the year ended December 31, 2008 the Company recorded a provision of $28.3 million for collection risk of unrealized gains on derivative instruments as described under heading Derivative Instruments.

Income and Mining Taxes
Income and mining taxes increased to $21.3 million in 2008 from $15.1 million in 2007. Huckleberry became taxable in 2007 as a result of utilizing all its loss carry forwards and other tax deductions. Imperial's share of the Huckleberry cash income taxes in 2008 was a recovery of $1.0 million compared to an expense of $12.5 million in 2007. A total of $1.1 million expense was recorded for mineral taxes payable to the Province of British Columbia in 2008 compared to $1.3 million in 2007. Future income tax expense, a non cash item, increased to $21.1 million in 2008 from $1.3 million in 2007. Falling income tax rates in future periods resulted in the Company recording a benefit of $1.9 million in 2008 compared to a benefit of $5.3 million in 2007.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2007.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

LIQUIDITY & CAPITAL RESOURCES

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. has demonstrated that counterparty risk going forward will be significantly greater than in the past.

The Company's maximum exposure to credit risk at December 31, 2008 is $127.9 million compared to $67.8 million at December 31, 2007 as further detailed in Note 18 to the consolidated financial statements.

During 2008 the Company's credit risk changed significantly from the prior year as a result of increased economic uncertainty, related reduction in credit liquidity and increase in counterparty risk.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has changed significantly from the prior year as a result in the rapid drop in the price of copper in the second half of 2008, partially offset by a beneficial change due to the US Dollar/CDN Dollar exchange rate. These changes have sharply reduced operating margins and cash flow. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the year ended December 31, 2008 would have been higher/lower by $4.7 million. In the last quarter of 2008 and subsequent to December 31, 2008 the Company entered into derivative instruments to manage the US Dollar/CDN Dollar exchange rate related to Huckleberry production as disclosed in (Notes 13(b) and (c)) to the consolidated financial statements.

Cash Flow

The Company had net income of $59.6 million in the year ended December 31, 2008 compared to net income of $22.7 million in 2007. Cash flow was $76.3 million in 2008 compared to cash flow of $61.9 million in the prior year. The $14.4 million increase is primarily the result of reduced cash income taxes. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At December 31, 2008 the Company had working capital, defined as current assets less current liabilities, of $54.2 million an increase of $44.4 million from working capital of $9.8 million at December 31, 2007. The December 31, 2008 working capital position reflects the profitable operations of the Company during 2008 and the value of the Company's derivative instruments. Current liabilities at December 31, 2008 include $30.5 million in concentrate sales repayable resulting from the decline in the copper since the date the sales were initially recorded. A portion of this liability will be funded by proceeds from the settlement of derivative instruments.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $35.9 million in 2008 compared to $33.1 million in 2007 excluding the purchase of bcMetals. Expenditures of $31.0 million in 2008 at Mount Polley included Springer and Southeast pit stripping, tailings dam construction and capital to maintain production capacity. Expenditures at Huckleberry in 2008 were $4.0 million for ongoing capital programs. Development expenditures at Red Chris totaled $0.6 million in the 2008. The 2007 expenditures at Mount Polley were for stripping the Springer pit and ongoing capital to maintain and expand productive capacity at the Mount Polley mine. The 2007 expenditures at Huckleberry were $4.0 million for ongoing capital projects. Capital expenditures in 2008 and 2007 were financed from cash flow from operations.

Exploration expenditures were $10.8 million in 2008 compared to $14.6 million in 2007. Mount Polley exploration totaled $3.2 million, $5.1 million was spent on exploration at Red Chris including the access road, and $1.2 million was spent on underground drilling at Sterling.

The acquisition of bcMetals, which was completed in early 2007, consumed $58.7 million of cash. This acquisition was financed by cash on hand and a $40.0 million credit facility from a related party. The $10.0 million balance owing at December 31, 2007 was rolled over into a new short term revolving working capital facility which was repaid in June 2008.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2009 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt to manage its day to day financing needs.

DEBT AND OTHER OBLIGATIONS

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the year ended December 31, 2008 on its outstanding borrowings was 6.2%.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense in the year ended December 31, 2008 would have increased/decreased by $0.1 million.

The Company did not incur any new long term debt during 2008 or 2007.

The primary source of short term funding in 2007 was a $40.0 million credit facility with a related party to assist with the purchase of bcMetals. This facility was due on November 30, 2007 and extended to February 29, 2008. The remaining balance of $10.0 million was paid in February 2008 from a new $30.0 million short term revolving working capital facility with a syndicate of lenders. Both these credit facilities are described further under the heading Related Party Transactions.

Select use of short term debt during both 2008 and 2007 from purchasers of the Company's concentrate provided working capital to meet day to day cash requirements.

There were no conversions of the Company's convertible debentures during either 2008 or 2007. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of December 31, 2008 and 2007 debentures with a face value of $14.0 million remain outstanding.

Payments on the non-interest bearing Mount Polley mine construction loan of $1.8 million are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non-recourse to Imperial and secured only by the mining property assets on which the funds were invested.

The Company had the following contractual obligations as of December 31, 2008:

(expressed in thousands of dollars)	2009	2010	2011	2012	2013	Total
Long term debt	$ 2,977	$ 1,070	$ 601	$ -	$ -	$ 4,648
Convertible debentures (1)		13,980	-	-	-	$ 13,980
Operating leases	692	354	256	108	-	$ 1,410
Capital expenditures and other	3,724	-	-	-	-	$ 3,724
Mineral properties (2)	358	346	390	390	390	$ 1,874
Total	$ 7,751	$ 15,750	$ 1,247	$ 498	$ 390	$ 25,636

(1) Assumes non-conversion of debentures.

(2) Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2013 only.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at December 31, 2008 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

(a) net income for the year ended December 31, 2008 would have decreased/increased by under $0.1 million as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the year; and

(b) other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. The Company has no short term debt at December 31, 2008. Management believes that the carrying value of long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $11.8 million at December 31, 2008 based on the estimated interest rate expected on a similar instrument at December 31, 2008.

SELECTED QUARTERLY FINANCIAL INFORMATION

Unaudited
[expressed in thousands of dollars, except share amounts, copper price and exchange rates]

								Three Months Ended
		December 31 2008		September 30 2008		June 30 2008		March 31 2008
Total Revenues	$	(5,405)	$	53,642	$	124,911	$	56,597
Net Income (Loss)	$	(9,736)	$	23,452	$	44,236	$	1,665
Income (Loss) per share (1)	$	(0.30)	$	0.72	$	1.35	$	0.05
Diluted Income (Loss) per share (1)	$	(0.30)	$	0.72	$	1.34	$	0.05
Adjusted Net Income (Loss) (2)	$	(4,510)	$	5,361	$	42,571	$	12,046
Adjusted Net Income (Loss) per share (1) (2)	$	(0.14)	$	0.17	$	1.30	$	0.37
Cash Flow (3)	$	(16,210)	$	7,891	$	66,124	$	18,529
Cash Flow per share (1) (3)	$	(0.50)	$	0.24	$	2.02	$	0.57
Average LME cash settlement copper price/lb in US$	$	1.787	$	3.489	$	3.832	$	3.522
Average US/CDN$ exchange rate	$	1.2125	$	1.0420	$	1.010	$	1.004
Period end US/CDN$ exchange rate	$	1.2246	$	1.0599	$	1.019	$	1.0279

								Three Months Ended
		December 31 2007		September 30 2007		June 30 2007		March 31 2007
Total Revenues	$	32,747	$	84,784	$	93,210	$	54,246
Net Income (Loss)	$	13,851	$	7,576	$	3,224	$	(1,922)
Income (Loss) per share (1)	$	0.42	$	0.23	$	0.10	$	(0.06)
Diluted Income (Loss) per share (1)	$	0.42	$	0.23	$	0.10	$	(0.06)
Adjusted Net Income (Loss) (1) (2)	$	(10,489)	$	12,184	$	19,482	$	10,708
Adjusted Net Income (Loss) per share (1) (2)	$	(0.32)	$	0.37	$	0.62	$	0.35
Cash Flow (3)	$	(6,757)	$	22,165	$	24,412	$	22,056
Cash Flow per share (1) (3)	$	(0.21)	$	0.68	$	0.78	$	0.72
Average LME cash settlement copper price/lb in US$	$	3.283	$	3.499	$	3.464	$	2.695
Average US/CDN$ exchange rate	$	0.982	$	1.045	$	1.098	$	1.172
Period end US/CDN$ exchange rate	$	0.988	$	0.996	$	1.063	$	1.153

(1) The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

FOURTH QUARTER RESULTS

Mineral sales volumes in the fourth quarter of 2008 were below normal quarterly shipment levels and slightly above the fourth quarter of 2007.

Revenue in the fourth quarter of 2008 was reduced by $50.1 million for the revaluation of sales. The revaluation included a reduction in accounts receivable at September 30, 2008 for shipments settling at a later date and for sales in the fourth quarter that were reduced due to the copper price at December 31, 2008 being significantly lower than the copper price when the revenue was initially recorded on shipping.

Sales revenue is recorded when title for concentrate is transferred during shipment. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded a net loss of $9.7 million ($0.30 per share) in the fourth quarter of 2008 compared to net income of $13.9 million ($0.42 per share) in the prior years quarter. The decline in the fourth quarter 2008 compared to the fourth quarter 2007 was primarily due to the significant reduction in contribution margins from the Mount Polley and Huckleberry mines on lower copper prices, downward revaluations of previously booked sales revenues and the writedown of the Huckleberry mine, partially offset by gains on derivative instruments.

Expenditures for exploration, Southeast zone pit stripping and ongoing capital projects at the Mount Polley and Huckleberry mines totaled $6.2 million during the three months ended December 31, 2008. This was a decrease of $10.0 million from the $16.2 million in the 2007 period which included significant expenditures for Springer pit stripping and higher exploration expenditures. Springer pit stripping at Mount Polley was completed in the third quarter of 2008.

RELATED PARTY TRANSACTIONS

Corporate

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. The facility was scheduled to expire on November 30, 2007 and its continuance was subject to satisfactory periodic reviews and no adverse changes occurring. In October, 2007 the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007. The credit facility was repaid in February 2008 from a new short term revolving credit facility with a syndicate of lenders.

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. Until expiry on February 15, 2009 $15.0 million was drawn on the facility and 600,000 warrants had been issued. There was no balance owing on this facility at December 31, 2008.

Further details on related party transactions can be found in Note 15 to the audited consolidated financial statements for the year ended December 31, 2008.

OTHER

As of March 23, 2009 the Company had 32,128,985 common shares outstanding, and on a diluted basis 36,321,837 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 22% of net assets, 21% of total assets, 20% of revenues, a loss of $27.3 million from operations, and 14% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008.

The evaluation of effectiveness of internal controls over financial reporting was completed using the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

There has been no change in the Company's design of these internal controls and procedures over financial reporting that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")
MiningWatch Canada has claimed that the Federal review of the Red Chris project under the CEAA was procedurally incorrect. There is no impact on the Provincial Environmental Certificate. MiningWatch Canada has taken its case to the Supreme Court of Canada and, if successful, the responsible Federal authorities will be required to carry out a comprehensive study level review similar to the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

American Bullion Minerals Ltd. ("ABML")
In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the Company seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the Company purchase the shares of the minority shareholders of ABML. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

OUTLOOK

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 60 million pounds of copper, 54 thousand ounces of gold and 325 thousand ounces of silver during 2009 and at current metals prices it is expected to generate sufficient cash flow for repayment of debt and limited exploration. Cash flow protection for 2009 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company's plans for 2009 are to continue exploration at its two operating mines Mount Polley and Huckleberry, and at its Red Chris and Sterling properties.

At Mount Polley ongoing exploration into 2009 will continue to focus on locating high grade ore to replace the high grade Wight pit mill feed that has been mined for the past three years. The Pond zone, within the Southeast zone, is one of the high grade discoveries expected to be in production by year end. Drilling at the Boundary zone will be a high priority during 2009 exploration.

Exploration work is expected to continue at Huckleberry's Whiting Creek property to follow up encouraging results from the 2008 drill program.

In 2009 exploration at Red Chris is expected to complete the 12 hole deep drill program, initiated in the East zone, with drilling of the remaining 9 holes.

At the Sterling property plans are to complete underground development to provide additional underground drill stations within the 144 zone.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia, and resolution of the challenge to the Federal environmental assessment review. The Company is reviewing Red Chris data to maximize the economics of the project. Some development work is expected to be completed during 2009 to advance the Red Chris property toward production.

Financing

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2009. The Company currently does not forecast the requirement for any equity financings during 2009.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 24, 2009

AUDITORS' REPORT

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 24, 2009

CONSOLIDATED BALANCE SHEETS

Years Ended December 31, 2008 and 2007

[expressed in thousands of dollars]	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 14,043	$ 19,421
Short term investments	27,320	10,835
Marketable securities	176	861
Accounts receivable	18,120	25,441
Taxes receivable	4,772	-
Inventory (Note 3)	16,827	20,005
Derivative instrument assets and margin deposits (Note 13)	49,789	5,217
Future income taxes (Note 12)	6,977	-
	138,024	81,780
Derivative Instrument Assets and Margin Deposits (Note 13)	11,812	2,304
Mineral Properties (Note 5)	224,635	229,646
Future Site Reclamation Deposits	6,778	4,558
Future Income Taxes (Note 12)	3,361	2,348
Other Assets	291	105
	$ 384,901	$ 320,741
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 16,860	$ 26,133
Concentrate sales repayable	30,470	-
Taxes payable	-	6,030
Short term debt (Note 6)	-	23,222
Derivative instrument liabilities (Note 13)	2,132	3,007
Current portion of share based compensation liability (Notes 10 & 11)	-	4,736
Current portion of long term debt (Note 7)	2,977	4,844
Current portion of future site reclamation costs (Note 9)	934	987
Future income taxes (Note 12)	30,440	3,791
	83,813	72,750
Long Term Debt (Note 7)	1,671	4,670
Debt Component of Convertible Debentures (Note 8)	12,572	11,495
Future Site Reclamation Costs (Note 9)	13,388	16,861
Share Based Compensation Liability (Notes 10 & 11)	-	283
Future Income Taxes (Note 12)	39,309	38,390
	150,753	144,449
SHAREHOLDERS' EQUITY		
Share Capital (Note 11)	63,225	64,163
Contributed Surplus	918	-
Equity Component of Convertible Debentures (Note 8)	4,808	4,808
Retained Earnings	165,197	107,321
	234,148	176,292
	$ 384,901	$ 320,741

See accompanying notes to these financial statements.

Approved by the Board:

Larry G. Moeller
Director

J. Brian Kynoch
Director

Commitments and Pledges (Note 17)
Contingent Liabilities (Note 21)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31, 2008 and 2007

[expressed in thousands of dollars, except share amounts]	2008	2007
REVENUES		
Mineral sales	$ 226,699	$ 261,331
Interest income	1,630	2,033
Other	1,416	1,623
	229,745	264,987
EXPENSES		
Mineral production and transportation costs	160,280	158,009
Mineral property holding costs	1,149	1,052
Accretion of future site restoration costs	1,140	715
Depletion and depreciation	29,199	22,715
General and administration	2,468	2,107
Share based compensation (Notes 10 & 11)	(5,000)	10,855
Interest on long term debt	1,121	1,421
Other interest	1,171	2,885
Interest accretion on short and long term debt	1,077	1,039
Financing costs (Note 11(d))	1,143	400
Foreign exchange (gain) loss	(5,603)	6,595
Writedown of mineral properties (Note 5)	16,187	-
	204,332	207,793
INCOME FROM OPERATIONS	25,413	57,194
OTHER INCOME (EXPENSES)		
Realized gains (losses) on derivative instruments (Note 13)	40,302	(14,139)
Unrealized gains (losses) on derivative instruments (Note 13)	44,240	(5,605)
Provision for loss on counterparty default on derivative instruments (Note 13	(28,306)	-
Other	(773)	350
	55,463	(19,394)
INCOME BEFORE TAXES	80,876	37,800
Income and mining taxes (Note 12)	21,259	15,071
NET INCOME AND COMPREHENSIVE INCOME	$ 59,617	$ 22,729
Income Per Share (Note 14)		
Basic	$ 1.83	$ 0.71
Diluted	$ 1.83	$ 0.70
Weighted Average Number of Common Shares Outstanding (Note 14)		
Basic	32,529,596	31,868,466
Diluted	32,542,441	32,424,988

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2008 and 2007

[expressed in thousands of dollars, except share amounts]

	Share Capital						
	Number of Shares	Amount	Contributed Surplus	Equity Component of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2006	30,729,577	$ 47,682	$ 4,049	$ 4,808	$ 84,592	$ 141,131
Issued for cash on exercise of options	624,667	7,128	(583)	-	-	6,545
Issued for cash on exercise of warrants	1,335,000	9,353	(1,343)	-	-	8,010
Transfer of contributed surplus on revision of stock option plan payment alternatives	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	22,729	22,729
Balance December 31, 2007	32,689,244	64,163	-	4,808	107,321	176,292
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 11 (c))	(477,743)	(938)	-	-	(1,741)	(2,679)
Warrants issued for drawdown on Line of Credit facility (Note 11 (d))	-	-	918	-	-	918
Forfeited shares (Note 11(a))	(82,516)	-	-	-	-	-
Net income	-	-	-	-	59,617	59,617
Balance December 31, 2008	32,128,985	$ 63,225	$ 918	$ 4,808	$ 165,197	$ 234,148

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

[expressed in thousands of dollars, except share amounts]	2008	2007
OPERATING ACTIVITIES		
Net income	$ 59,617	$ 22,729
Items not affecting cash flows		
Depletion and depreciation	29,199	22,715
Share based compensation, net of cash paid	(5,019)	8,013
Accretion of debt and future site restoration costs	2,217	1,754
Unrealized foreign exchange (gain) loss	(3,769)	76
Future income taxes	21,125	1,299
Unrealized (gains) losses on derivative instruments	(44,240)	5,605
Writedown of mineral properties	16,187	-
Non-cash financing costs (Note 11(d))	918	-
Other	99	(315)
	76,334	61,876
Increase in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 1)	-	4,792
Net change in non-cash operating working capital balances (Note 19)	13,806	14,393
Cash provided by operating activities	90,140	81,061
FINANCING ACTIVITIES		
Proceeds of short term debt	106,738	147,852
Repayment of short term debt	(129,205)	(123,739)
Repayment of long term debt	(4,866)	(6,026)
Issue of share capital, net of share issue costs	-	9,438
Purchase of common shares for cancellation (Note 11(c))	(2,679)	-
Cash (used in) provided by financing activities	(30,012)	27,525
INVESTING ACTIVITIES		
(Increase) decrease in short term investments	(16,485)	977
Increase in non-current derivative instruments and margin deposits	(3,000)	(2,304)
Acquisition, exploration and development of mineral properties	(46,744)	(47,676)
Acquisition of investment in bcMetals, net of cash acquired of $2,812	-	(58,668)
Increase in future site reclamation deposits	(1,713)	(450)
Other	(578)	(168)
Cash used in investing activities	(68,520)	(108,289)
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	3,014	(2,924)
DECREASE IN CASH AND CASH EQUIVALENTS	(5,378)	(2,627)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,421	22,048
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 14,043	$ 19,421

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2008 and 2007

[expressed in thousands of dollars, except share amounts]		2008		2007
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$	14,032	$	9,373
Short term money market investments		11		10,048
	$	14,043	$	19,421
OPERATING ACTIVITIES				
Interest expense paid	$	2,338	$	4,273
Income and mining taxes paid	$	10,117	$	8,336

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended December 31, 2008
(a) the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Note 11(d)).
(b) the Company received marketable securities with a fair value of $36 as an option payment on a mineral property.

During the year ended December 31, 2007
(a) the Company reclassified $1,926 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as an option payment on a mineral property.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007
[expressed in thousands of dollars, except share amounts]

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15 "Consolidation of Variable Interest Entities", are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any VIE's. All inter-company balances and transactions have been eliminated upon consolidation.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company's investment in Huckleberry Mines Ltd. ("Huckleberry"), which holds the Huckleberry mine, had been accounted for using the equity method until January 1, 2007. Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company accounts for Huckleberry on the proportionate consolidation basis.

American Bullion Minerals Ltd. ("ABML"), a 52% owned subsidiary was in bankruptcy until May 21, 2008. ABML was reconsolidated with the Company effective May 22, 2008. The balances at the date of reconsolidation were not material.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Short Term Investments

Short term investments include money market instruments that are readily convertible to cash and have maturities at the date of purchase of between ninety days and less than one year.

Marketable Securities

Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of marketable securities at the balance sheet date using quoted market prices.

Inventory

Copper concentrates, inclusive of contained gold and silver, are valued on a first in first out basis at the lower of production cost to produce saleable metal and net realizable value. Production costs include direct labour, operating materials and supplies, transportation costs and applicable overhead, and depletion and depreciation. Effective January 1, 2008 the Company adopted the new standards on inventories (Note 2(b)). No adjustment was required to the opening balance of the Company's inventories as a result of this adoption. Stores and supplies inventories are valued at the lower of cost and net realizable value.

Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 5.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is:

(i) mineralization included in inferred resources;
(ii) areas of potential mineralization not included in any resource category.

[expressed in thousands of dollars, except share amounts]

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 5. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Stripping Costs

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred. At December 31, 2008 the balance of deferred stripping charges was $33,087 (2007-$14,968). During the year ended December 31, 2008 the Company capitalized $21,443 (2007-$13,472) of deferred stripping costs and recorded depletion expense thereon of $3,324 (2007-$2,755).

Assessment of Impairment

Management reviews the carrying value of mineral exploration properties at least annually for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre-feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights.

An impairment is considered to exist on post-feasibility exploration properties and producing mining properties, plant and equipment if the total undiscounted cash flows are less than the carrying amount of the assets.

When the carrying values of post-feasibility study exploration properties and producing mining properties, plant and equipment are estimated to exceed their net recoverable amounts, an impairment loss is measured and recorded based on estimated discounted cash flows.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Future Site Reclamation Costs

The Company's mining and exploration activities are subject to various statutory, contractual or legal obligations for protection of the environment. At the date the obligation is incurred, the Company records a liability, discounted to net present value, for the estimated future costs to retire an asset including costs for dismantling, remediation and on going treatment and monitoring of the site. The present value is determined using the Company's credit adjusted risk free interest rate. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. The estimated present value of the future site reclamation costs are remeasured annually or when there are significant changes in the assumptions giving rise to the estimated cash flows.

Future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the useful life of the mineral property using the unit-of-production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. Business acquisitions result in a gross up of mineral properties to recognize future income tax liabilities for the tax effect of such differences.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. The Company has three reportable segments: Mount Polley mine and related exploration activities, Huckleberry mine and related exploration activities and corporate, which includes all other properties and related exploration and development activities.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments, marketable securities, accounts receivable, derivative instrument assets and margin deposits, future site reclamation deposits, accounts payable and accrued liabilities, concentrate sales repayable, short term debt, derivative instrument liabilities, long term debt and debt component of convertible debentures.

Cash and cash equivalents, short term investments and future site reclamation deposits are classified as held-for-trading and recorded at fair value. Accounts receivable and margin deposits are classified as loans and receivables. Marketable securities are classified as a held-for-trading because the Company holds these securities for the purpose of trading. The fair value of marketable securities is based on quoted market prices. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Accounts payable and accrued liabilities, concentrate sales repayable, short and long term debt, and debt component of convertible debentures are classified as other financial liabilities and recorded at amortized cost.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company uses derivative financial instruments to mitigate the risk of revenue changes due to changes in copper price and the US/CDN Dollar exchange rate. These instruments do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values for these derivative instruments are determined by counterparties using standard valuation techniques for derivative instruments by reference to current and projected market conditions as of the balance sheet date.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment. Development and construction of these assets require a substantial period of time prior to commissioning them and therefore transaction costs for these assets are added to the cost of these assets until such time as the assets are substantially ready for their intended use or sale.

[expressed in thousands of dollars, except share amounts]

Stock Based Compensation

The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Stock based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

Share Purchase Warrants

Share purchase warrants issued are recorded at fair value in contributed surplus. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Debt Financing Costs

The Company expenses debt financing costs when they are incurred.

Earnings Per Common Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest and accretion on convertible debt, when dilutive (net of tax), are added back to income since these would not be paid or incurred if the convertible debentures were converted into common shares.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, measurement and recoverability of accounts receivable and short term investments, estimated net realizable value of inventories, estimated tonnes of waste material mined for calculation of capitalization of deferred stripping costs, depreciation and depletion are dependent on estimates of useful lives and reserve estimates, estimates used in the assessment of impairment, income tax provisions and assets, and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures and derivatives. Actual results may differ from those estimates.

Comparative Figures

Certain of the prior year's balances have been reclassified to conform to the current year's presentation.

New Canadian Accounting Standards Effective in 2009 and Beyond

Several new accounting standards will be applicable to the Company commencing January 1, 2009 with most focused on providing additional disclosure on various items.

(a) In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008, and is not expected to have a material impact on the Company's financial condition or operating results.

(b) In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. IFRS employs a conceptual framework that is similar to Canadian GAAP however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company. The Company is currently evaluating the impact of IFRS on its financial position and results of operations and changes required to its systems and processes including management reporting and investor relations activities.

(c) In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial and condition or operating results.

[expressed in thousands of dollars, except share amounts]

2. CHANGE IN ACCOUNTING POLICIES

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

The Company adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories

The Company adopted the new standard on inventories that was issued by the CICA: Section 3031 Inventories ("Section 3031"), which replaces Section 3030. Section 3031 establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

(c) Assessing Going Concern

The Company adopted CICA Handbook Section 1400, Assessing Going Concem, which was amended to include requirements for management to assess and disclosure the entity's ability to continue as a going concern.

3. INVENTORY

	2008	2007
Concentrate	$ 7,585	$ 9,723
Supplies	9,242	10,282
	$ 16,827	$ 20,005
Inventory recognized as expenses during the year exclusive of inventory writedowns	$ 132,835	$ 133,834
Inventory writedowns included in expenses during the year	$ 4,509	$ 125

4. ACQUISITION OF BCMETALS CORPORATION

At December 31, 2006 the Company had spent $7,110 to acquire a 19% interest in bcMetals Corporation ("bcMetals"), which was developing the Red Chris copper/gold mine in British Columbia and which was recorded on the cost basis. In 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of $61,480 to hold 100% of bcMetals.

This transaction has been accounted for as an asset purchase. The consideration paid has been allocated to the acquired assets based on their fair value at the date of acquisition. The consolidated financial statements of the Company include the operating results of bcMetals commencing on the date of acquisition on February 16, 2007. The allocation of the purchase price of bcMetals is summarized in the following table.

Purchase price	
Cash	$ 67,930
Acquisition costs	660
	$ 68,590
Net assets acquired	
Current assets	$ 2,964
Mineral property	87,500
Other assets	132
Current liabilities	(3,383)
Future site reclamation costs	(75)
Future income taxes	(18,548)
	$ 68,590

[expressed in thousands of dollars, except share amounts]

5. MINERAL PROPERTIES

	2008			2007		
	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Mineral properties	$ 231,918	$ 62,756	$ 169,162	$ 205,715	$ 51,067	$ 154,648
Plant and equipment	269,904	214,431	55,473	256,444	181,446	74,998
	$ 501,822	$ 277,187	$ 224,635	$ 462,159	$ 232,513	$ 229,646

A summary by property of the net book value is as follows:

	Mineral Properties					
	Depletable	Non-Depletable	Total	Plant and Equipment	2008	2007
Mount Polley	$ 48,696	$ 9,064	$ 57,760	$ 54,830	$ 112,590	$ 101,388
Huckleberry (Note 16)	-	882	882	-	882	25,081
Red Chris	-	95,124	95,124	-	95,124	89,490
Sterling	-	11,434	11,434	588	12,022	9,315
Other	-	3,962	3,962	55	4,017	4,372
	$ 48,696	$ 120,466	$ 169,162	$ $55,473	$ 224,635	$ 229,646

Mount Polley

The Company owns 100% of the Mount Polley open pit copper/gold mine located 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley property consists of five mining leases and 42 mineral claims.

Huckleberry

The Company owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston in central British Columbia. The Huckleberry property consists of a mining lease covering approximately 1,911 hectares, and 34 mineral claims encompassing approximately 16,307 hectares. The impairment charge of $15,804 in the year ended December 31, 2008 against mineral properties was due to a decrease in anticipated net cash flows resulting from lower copper prices. In accordance with the Company's accounting policies the net recoverable amount was determined based on estimated discounted cash flows.

Red Chris

The Company owns a net 88% interest in the Red Chris copper/gold deposit situated 18 kilometres southeast of the village of Iskut in northwest British Columbia. The remaining net 12% of the Red Chris project is held by the minority interests in ABML (Notes 1 and 21 (b)). Pursuant to a joint venture agreement between the Company and ABML, the Company is funding 100% of costs until commencement of commercial production. The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and resolution of the status of the Federal environmental assessment of the Red Chris project (Note 21(a)).

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. The Sterling property consists of 272 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of these claims.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and the cost to maintain ownership of these properties is not significant. The potential for success on various early stage exploration properties was considered remote and therefore an impairment charge of $383 was recorded in the year ended December 31, 2008 on these properties.

[expressed in thousands of dollars, except share amounts]

6. SHORT TERM DEBT

		2008		2007
(a) Credit facility from a company controlled by a significant shareholder (Note 15) payable on demand with interest at 10% per annum, payable monthly.	$	-	$	10,000
(b) Concentrate advances of US$nil (2007-US$13,381) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine.		-		13,222
	$	-	$	23,222

7. LONG TERM DEBT

	Note		2008		2007
Mount Polley Mine Construction Loan	(a)	$	1,750	$	2,917
Mount Polley Bank Term Loan	(b)		1,347		4,606
Mount Polley Finance Contract	(c)		1,551		1,975
Mount Polley Finance Contracts			-		16
			4,648		9,514
Less portion due within one year			(2,977)		(4,844)
		$	1,671	$	4,670

Repayments are due as follows:		
Year ending December 31, 2009	$	2,977
Year ending December 31, 2010		1,070
Year ending December 31, 2011		601
	$	4,648

(a) Mount Polley Mine Construction Loan in the amount of $1,750 (2007 - $2,917) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

		2008		2007
Payments due in sixty monthly installments of $117 limited to a maximum of ten installments per year. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$	1,750	$	2,917
		1,750		2,917
Less portion due within one year		(1,167)		(1,167)
	$	583	$	1,750

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms.

(b) Bank term loans aggregating $1,347 (2007-$4,606) repayable in blended monthly installments of $232 until May 2009 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

(c) Finance contract aggregating $1,551 (2007-$1,975) repayable in monthly installments of $44 until August 2011 including interest at Bank Prime Rate plus 1% (5% at December 31, 2008) and secured by mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

[expressed in thousands of dollars, except share amounts]

8. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000 that mature on March 10, 2010, $9,750 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918, totalled $19,082. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion right. The estimated fair value of the equity component, the conversion right, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were:

Debt component	$	12,790
Equity component (net of financing costs of $332)	$	6,879

The debt component of the convertible debenture will be accreted to the face value of $20,000 through the recording of additional interest expense over the term of the convertible debenture.

No convertible debentures were converted into common shares during the years ended December 31, 2008 and December 31, 2007. The face value of the convertible debentures outstanding at December 31, 2008 is $13,980 (2007-$13,980), which if converted at the conversion ratio of one common share per each $8.65 of face value, would result in the issuance of 1,616,185 (2007-1,616,185) common shares.

		2008		2007
Balance, beginning of year	$	11,495	$	10,513
Accretion		1,077		982
Balance, end of year	$	12,572	$	11,495

9. FUTURE SITE RECLAMATION COSTS

		2008		2007
Balance, beginning of year	$	17,848	$	3,415
Accretion		1,140		715
Costs incurred during the year		(385)		(240)
Change in estimates of future costs and effect of translation of foreign currencies		(4,281)		5,980
Acquisition of bcMetals (Note 4)		-		75
Consolidation of Huckleberry (Note 1)		-		7,903
Balance, end of year		14,322		17,848
Less portion due within one year		(934)		(987)
	$	13,388	$	16,861

The total undiscounted amount of estimated cash flows required to settle the obligations is $49,212 (2007-$49,254) which has been discounted using credit adjusted risk free rates of 7% to 10% (2007-7% to 8%). The reclamation obligations for the Mount Polley mine are expected to be paid during the years 2010 to 2016. The reclamation obligation for the Huckleberry mine is expected to be paid primarily during the years 2010 to 2012. The reclamation obligation for the Sterling mine is expected to be paid during the years 2009 to 2019. The amounts and timing of mine closure plans for the Mount Polley, Huckleberry and Sterling mines will vary depending on a number of factors including exploration success and alternative mining plans. Assets with a fair value of $8,148 (2007-$5,928) are legally restricted for the purposes of settling asset retirement obligations (Note 17).

[expressed in thousands of dollars, except share amounts]

10. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 11). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	2008	2007
Balance, beginning of year	$ 5,019	$ -
Recognition of initial liability on amendment to the stock option plans	-	14,909
Share based compensation	(5,000)	(1,932)
Current period payment for options exercised	(19)	(2,842)
Transferred to share capital on issuance of common shares	-	(5,116)
Balance, end of year	-	5,019
Less portion due within one year	-	(4,736)
	$ -	$ 283

11. SHARE CAPITAL

(a) Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)

50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)

Unlimited number of Common Shares without par value

The 2002 Plan of Arrangement creating the Company contained a time limit for exchange of shares of the Company's predecessor. Holders of 82,516 common shares forfeited their rights to receive common shares of the Company as they did not submit their shares for exchange within the required time limit.

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2008, 1,236,232 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 10).

In 2007, prior to the amendment to the payment alternatives noted above, the Company granted its directors, officers and employees options to purchase 90,000 common shares of the Company and therefore the calculation of fair value for these options used the Black-Scholes pricing model. The fair value of the share options issued on February 26, 2007 was estimated at the date of grant using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of options	90,000
Exercise price	$10.90
Dividend yield	0%
Risk free interest rate	3.95%
Expected life	3.55 years
Expected volatility	50%
Grant date fair value per share	$4.42

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

[expressed in thousands of dollars, except share amounts]

A summary of the status of the Company's Share Option Plans as of December 31, 2008 and changes during the year is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,261,667	$ 7.38	1,996,333	$ 4.94
Granted	725,000	$ 8.82	190,000	$ 12.42
Exercised	(5,000)	$ 6.60	(909,666)	$ 3.01
Forfeited	(5,000)	$ 8.82	(15,000)	$ 10.90
Outstanding at end of year	1,976,667	$ 7.91	1,261,667	$ 7.38
Options exercisable at end of year	1,053,335	$ 6.91	500,000	$ 6.64

The following table summarizes information about the share options outstanding at December 31, 2008:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$5.30	133,334	3.0 years	66,668
$6.60	893,333	1.6 years	893,333
$6.80	8,000	1.0 years	8,000
$8.82	720,000	10.0 years	-
$9.10	47,000	3.0 years	27,000
$10.90	75,000	4.0 years	25,000
$13.26	50,000	5.0 years	16,667
$14.30	50,000	5.0 years	16,667
	1,976,667	5.1 years	1,053,335

(c) Normal Course Issuer Bid ("NCIB")

During the year ended December 31, 2008 the Company had two NCIB's. The first NCIB, the 2007/2008 bid, covered the period September 20, 2007 to September 19, 2008. Pursuant to the 2007/2008 NCIB, the Company was authorized by the Toronto Stock Exchange ("TSX") to purchase up to 1,305,150 common shares of the Company with daily purchases not to exceed 11,787 common shares, subject to certain prescribed exceptions.

On September 18, 2008 the TSX accepted for filing the Company's Notice for its 2008/2009 NCIB to be transacted through the facilities of the TSX.

Pursuant to the 2008/2009 NCIB, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. By TSX policy the maximum daily purchases made by the Company will not exceed 6,762 common shares during the period November 3, 2008 to March 31, 2009, subject to certain prescribed exceptions. The shares acquired under the 2008/2009 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2008/2009 NCIB will be financed out of the working capital of the Company.

In the year ended December 31, 2008 the Company purchased for cancellation 477,743 common shares pursuant to the NCIB's at a cost of $2,679. The excess of the purchase price over the average stated value of shares purchased for cancellation of $1,741 was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

(d) Warrants

In conjunction with advances on a $30,000 revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.

[expressed in thousands of dollars, except share amounts]

The revolving Line of Credit facility is from a syndicate of lenders, including a company controlled by a significant shareholder and a company controlled by a director (Note 15), is payable on demand with interest at 10% per annum, payable monthly, and due on February 15, 2009. The credit facility is secured by a floating charge on all the assets of the Company plus guarantees from the Company's wholly owned subsidiaries Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225 was paid to the lenders. To December 31, 2008 a total of 600,000 warrants were issued in connection with this facility. No funds were advanced under the facility in the period January 1 to February 15, 2009 and the facility expired.

The fair value of $918 of the warrants issued for the Line of Credit facility were estimated at the date of issue using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of warrants	600,000
Exercise price	$10.00
Dividend yield	0%
Risk free interest rate	3.08%
Expected life	1.43 years
Expected volatility	46%
Grant date fair value per warrant	$1.53

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the warrants at the date of grant.

The Company had 600,000 warrants outstanding at December 31, 2008 (December 31, 2007-nil).

12. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

	2008		2007	
	Amount	%	Amount	%
Income before taxes	$80,876	100.0	$ 37,800	100.0
Income taxes thereon at the basic statutory rates	$ 25,072	31.0	$ 12,897	34.1
Increase (decrease) resulting from:				
Change in valuation allowance	(750)	(0.9)	1,228	3.2
Impact of future statutory income tax rates	(3,827)	(4.7)	(5,323)	(14.1)
Non-deductible (non-taxable) share based compensatior	(668)	(0.8)	1,693	4.5
B.C. mineral taxes	1,105	1.4	1,314	3.5
Adjustment for taxes in prior periods	-	-	2,850	7.5
Other	327	0.3	412	1.2
Income and mining taxes	$ 21,259	26.3	$ 15,071	39.9
Current income and mining taxes	$ 134		$ 13,772	
Future income and mining taxes	21,125		1,299	
	$ 21,259		$ 15,071	

[expressed in thousands of dollars, except share amounts]

Future income and mining tax assets and liabilities are as follows:

		2008		2007
Future income and mining tax assets				
Mineral properties – mineral taxes	$	13,898	$	26,727
Net operating tax losses carried forward		12,324		7,862
Other		2,900		825
Future tax assets		29,122		35,414
Less valuation allowance		(18,784)		(33,066)
		10,338		2,348
Future income and mining tax liabilities				
Mineral properties		37,251		38,390
Timing of partnership items		18,721		3,593
Derivative instruments		13,777		198
		69,749		42,181
Net future income and mining tax liabilities	$	(59,411)	$	(39,833)
Net future income and mining tax liabilities				
Current portion	$	(23,463)	$	(3,791)
Non-current portion		(35,948)		(36,042)
	$	(59,411)	$	(39,833)

As at December 31, 2008 the Company had net operating tax loss carry forwards in Canada of approximately $22,509 which can be applied to reduce future Canadian taxable income and will expire in 2011 to 2027. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$13,488 which can be applied to reduce future US taxable income and will expire in 2010 to 2028. A valuation allowance has been applied to the tax benefit of $1,109 of net operating tax loss carry forwards in Canada and to US$5,806 of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

13. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

		2008		2007
Assets				
Current				
Forward sales assets [US$11,813 (2007-US$nil)]	$	14,388	$	-
Put options purchased [US$28,978 (2007-US$5,280)]		35,401		5,217
	$	49,789	$	5,217
Non-current				
Security deposits with counterparties [US$1,000 (2007-US$1,000)]	$	1,218	$	988
Security deposits with counterparties		3,000		-
Forward sales assets [US$4,167 (2007-US$nil)]		5,075		-
Put options purchased [US$2,068 (2007-US$1,332)]		2,519		1,316
	$	11,812	$	2,304
Liabilities				
Current				
Call options sold [US$245 (2007-US$2,245)]	$	299	$	2,220
Forward sale obligations [US$1,505 (2007-US$798)]		1,833		787
	$	2,132	$	3,007

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

[expressed in thousands of dollars, except share amounts]

At December 31, 2008 the Company had entered into various contracts to protect the cash flow from Mount Polley and Huckleberry against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2008 depending on the attributes of the contracts.

(a) Counterparty Default on Derivative Instruments

During the year ended December 31, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both LBCS and Lehman have filed for bankruptcy protection. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision for the full amount of the LBCS derivatives.

In October 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21,901. LBCS has not provided valuation of the derivative instruments (the "LBCS derivatives") held by the Company at the termination date and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBCS derivatives in its accounts based on those valuations. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

The LBCS derivatives held at the termination date were as follows:

	Weighted Average					
		Minimum Price US$/lb		Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period					lbs of copper	lbs of copper
October 2008	$	-	$	3.55	-	1,323,000
January to December 2009	$	3.00	$	4.40	7,275,000	7,275,000
July to December 2009	$	3.10	$	4.08	7,275,000	7,275,000

(b) Balances at December 31, 2008

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at December 31, 2008 are as follows:

	Weighted Average					
		Minimum Price US$/lb		Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period					lbs of copper	lbs of copper
January to December 2009	$	3.06	$	3.91	10,582,000	10,582,000
January to December 2009	$	1.82	$	-	14,964,000	-
January to March 2010	$	1.80	$	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

Forward sales contracts outstanding at December 31, 2008 are as follows:

		Price US$/lb	Forward Sales
Contract Period			lbs of copper
January to March and October to December 2009	$	3.23	5,401,000
January to March 2010	$	3.23	2,314,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

[expressed in thousands of dollars, except share amounts]

At December 31, 2008 the Company purchased put options and sold call options to manage its exposure to changes in the US Dollar/CDN Dollar exchange rate. These contracts are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

	Weighted Average			
	Minimum US Dollar/CDN Dollar Exchange Rate	Maximum US Dollar/CDN Dollar Exchange Rate	Put Options Purchased	Call Options Sold
Contract Period			US Dollars	US Dollars
January to March 2009	$ 1.15	$ 1.34	9,000,000	9,000,000

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

(c) Transactions Subsequent to December 31, 2008

From January 1, 2009 to March 24, 2009 the Company purchased put options and sold call options to manage its exposure to changes in the US Dollar/CDN Dollar exchange rate. These contracts are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

	Weighted Average			
	Minimum US Dollar/CDN Dollar Exchange Rate	Maximum US Dollar/CDN Dollar Exchange Rate	Put Options Purchased	Call Options Sold
Contract Period			US Dollars	US Dollars
May 2009 to March 2010	$ 1.25	$ 1.32	27,500,000	27,500,000

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

14. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	2008	2007
Numerator:		
Net Income	$ 59,617	$ 22,729
Denominator:		
Basic weighted-average number of common shares outstanding	32,529,596	31,868,466
Effect of dilutive securities:		
Stock options	12,845	556,522
Diluted potential common shares	12,845	556,522
Diluted weighted-average number of common shares outstanding	32,542,441	32,424,988
Basic net income per common share	$ 1.83	$ 0.71
Diluted net income per common share	$ 1.83	$ 0.70

Excluded from the calculation of diluted net income per common share for the year ended December 31, 2008 were 1,843,333 shares (2007–100,000 shares) related to stock options, 1,616,185 shares (2007-1,616,185 shares) related to the convertible debentures and 600,000 shares (2007-nil) related to the warrants because their effect was anti-dilutive.

[expressed in thousands of dollars, except share amounts]

15. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

		2008		2007
Short term debt (Notes 6(a) and 11(d))	$	-	$	10,000
Convertible debentures (at face value) (Note 8)	$	9,750	$	9,750
Interest expense on long term debt	$	585	$	585
Other interest expense	$	498	$	2,015
Financing costs (Note 11(d))	$	187	$	400
Warrants issued for financing costs (Note 11(d))	$	765	$	-

16. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

		2008 (1)		2007 (1)
Balance Sheet				
Current Assets				
Cash and cash equivalents	$	9,356	$	18,669
Short term investments		8,951		10,835
Derivative instrument assets		30,313		616
Other current assets		13,302		11,243
		61,922		41,363
Mineral property		2,035		25,689
Other non current assets		17,682		3,917
		81,639		70,969
Current Liabilities				
Accounts payable and other current liabilities		(13,689)		(13,355)
Concentrate sales repayable		(5,223)		-
Future site reclamation costs		(9,839)		(13,199)
	$	52,888	$	44,415
Statement of Income and Comprehensive Income				
Revenues	$	44,893	$	89,117
Expenses		56,343		51,780
Writedown of mineral properties		15,804		-
(Loss) income before undernoted		(27,254)		37,337
(Gains) losses on derivative instruments		(36,855)		14,125
Income and mining taxes		1,291		12,098
Net Income and Comprehensive Income	$	8,310	$	11,114
Statement of Cash Flows				
Operating activities	$	(5,632)	$	36,406
Financing activities			-	-
Investing activities		(5,478)		(7,355)
Effect of foreign exchange on cash and cash equivalents		1,633		(2,924)
(Decrease) increase in cash and cash equivalents	$	(9,477)	$	26,127

The cash and cash equivalents and short term investments held by Huckleberry disclosed above are restricted for use by Huckleberry.

(1) Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $531 (2007-$411) and only liability is accounts payable $5 (2007-$49). There were no operations during the year 2008 or 2007 as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

[expressed in thousands of dollars, except share amounts]

17. COMMITMENTS AND PLEDGES

At December 31, 2008 the Company is committed to future minimum operating lease payments, including $283 related to Huckleberry, as follows:

2009	$	692
2010		354
2011		256
2012		108
	$	1,410

At December 31, 2008 the Company had capital expenditure commitments due within the next year totaling $3,724, of which Huckleberry's share was $2,826.

The Company has pledged cash deposits of $6,778 (2007-$4,558), including $1,612 (2007-$1,612) related to Huckleberry, shown as future site reclamation deposits and certain mining equipment and supplies inventory with a pledged value of $1,370 (2007-$1,370) as security for future site reclamation obligations (Note 9).

18. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2007.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. (Note 13(a)) has demonstrated that counterparty risk going forward will be significantly greater than in the past.

The Company's maximum exposure to credit risk at December 31, 2008 is as follows:

		2008		2007
Cash and cash equivalents	$	14,043	$	19,421
Short term investments		27,320		10,835
Accounts receivable		18,120		25,441
Derivative instrument assets and margin deposits		61,601		7,521
Future site reclamation deposits		6,778		4,558
	$	127,862	$	67,776

During 2008 the Company's credit risk changed significantly from the prior year as a result of increased economic uncertainty, related reduction in credit liquidity and increase in counterparty risk.

[expressed in thousands of dollars, except share amounts]

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1,000 line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has changed significantly from the prior year as a result in the rapid drop in the price of copper in the second half of 2008, partially offset by a beneficial change due to the US Dollar/CDN Dollar exchange rate. These changes have sharply reduced operating margins and cash flow. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

The Company had the following contractual obligations with respect to financial instruments as of December 31:

					2008	2007
	Within 1 Year	2 to 3 Years	4 to 5 Years	Over 5 Years	Total	Total
Accounts payable and accrued liabilities	$ 16,860	$ -	$ -	$ -	$ 16,860	$ 26,133
Concentrate sales repayable	30,470	-	-	-	30,470	-
Derivative instrument liabilities	2,132	-	-	-	2,132	3,007
Short term debt	-	-	-	-	-	23,222
Long term debt repayments	2,977	1,671	-	-	4,648	9,514
Convertible debentures (1)	-	13,980	-	-	13,980	13,980
	$ 52,439	$ 15,651	$ -	$ -	$ 68,090	$ 75,856

(1) assumes non-conversion of debentures

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the year ended December 31, 2008 would have been higher/lower by $4,862. In the last quarter of 2008 and subsequent to December 31, 2008 the Company entered into derivative instruments to manage the US Dollar/CDN Dollar exchange rate related to Huckleberry production (Notes 13(b) and (c)).

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the year ended December 31, 2008 on its outstanding borrowings was 6.2%.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense in the year ended December 31, 2008 would have increased/decreased by $114.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

[expressed in thousands of dollars, except share amounts]

The following sensitivity analyses have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

(a) net income for the year ended December 31, 2008 would have decreased/increased by $6 as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the year; and

(b) other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. The Company has no short term debt at December 31, 2008. Management believes that the carrying value of long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $11,761 at December 31, 2008 based on the estimated interest rate expected on a similar instrument at December 31, 2008.

19. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

The net change in non cash operating working capital balances consists of the following:

		2008		2007
Accounts receivable	$	7,808	$	4,510
Taxes receivable		(4,712)		-
Inventory		3,367		(1,365)
Derivative instrument assets and margin deposits		(6,508)		7,724
Accounts payable and accrued liabilities		(9,321)		4,918
Concentrate sales repayable		30,470		-
Taxes payable		(6,030)		4,998
Derivative instrument liabilities		(1,208)		(6,392)
	$	13,806	$	14,393

20. SEGMENTED INFORMATION

The Company operates primarily in Canada and the majority of its assets are located in Canada. The Company's reportable operating segments are summarized in the following table. The two operating mine segments, Mount Polley and Huckleberry, include exploration activities related to those segments. Corporate includes all other properties and related exploration and development activities. Transactions between segments are recorded at fair value.

[expressed in thousands of dollars, except share amounts]

2008	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$ 184,339	$ 44,893	$ 1,569	$ 230,801
Less inter-segment revenues	(1,006)	-	(50)	(1,056)
Revenues from external sources	$ 183,333	$ 44,893	$ 1,519	$ 229,745
Income (loss) from operations	$ 49,488	$ (27,254)	$ 3,179	$ 25,413
Depletion and depreciation	$ 20,810	$ 8,354	$ 35	$ 29,199
Capital Expenditures	$ 34,179	$ 4,526	$ 8,039	$ 46,744
Total Assets	$ 164,993	$ 81,108	$ 138,800	$ 384,901

2007	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$ 175,442	$ 89,117	$ 1,242	$ 265,801
Less inter-segment revenues	(764)	-	(50)	(814)
Revenues	$ 174,678	$ 89,117	$ 1,192	$ 264,987
Income (loss) from operations	$ 33,521	$ 37,337	$ (13,664)	$ 57,194
Depletion and depreciation	$ 15,965	$ 6,556	$ 194	$ 22,715
Capital Expenditures	$ 33,027	$ 4,236	$ 10,413	$ 47,676
Total Assets	$ 141,226	$ 70,558	$ 108,957	$ 320,741

	2008	2007
Revenue by geographic area		
Japan (including $42,152 (2007-$83,294) related to Huckleberry)	$ 151,497	$ 157,418
United States	22,275	71,490
Europe (including $1,699 (2007-$4,305) related to Huckleberry)	53,026	32,487
Canada	2,947	3,592
	$ 229,745	$ 264,987

Revenues are attributed to geographic area based on country of customer.

In 2008 the Company had five principal customers (2007-five principal customers) with each customer accounting for 26% (2007-15%), 22% (2007-11%), 22% (2007-13%), 12% (2007-20%), and 10% (2007-27%).

21. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

MiningWatch Canada has claimed that the Federal review of the Red Chris project under the CEAA was procedurally incorrect. There is no impact on the Provincial Environmental Certificate. MiningWatch Canada has taken its case to the Supreme Court of Canada and, if successful, the responsible Federal authorities will be required to carry out a comprehensive study level review similar to the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

(b) American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the Company seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the Company purchase the shares of the minority shareholders of ABML. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.



Imperial Metals


Red Chris
Bear
Huckleberry Mine
Porcher Island
Mount Polley Mine
Giant Copper
Sterling

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

604.669.8959 reception
604.488.2657 investor relations

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman

Brian Kynoch

Larry Moeller

Ed Yurkowski

Management

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor Services
800.564.6253
www.computershare.com

Annual General Meeting

May 11, 2009 @ 2:00pm
in the Boardroom of
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC

A corporate presentation will
follow the formal meeting.

#82-34714

Annual Information Form
For the Year Ended December 31, 2008

TABLE OF CONTENTS

Documents Incorporated by Reference

Imperial Metals Corporation ("Imperial" or the "Company") has incorporated information into this Annual Information Form ("AIF") by reference to documents filed with the System for Electronic Document Analysis and Retrieval ("SEDAR"). The following documents below have been incorporated by reference in this AIF.

Document Name	Description
2008 Annual Report	filed SEDAR March 2009; contains MD&A and Financial Statements for the year ended December 31, 2008
News Releases	filed SEDAR (date of news release)
2006 Sterling Report	NI43-101 Technical Report-Sterling Property 144 Zone filed SEDAR February 2006
2004 Red Chris Report	NI43-101 Technical Report-Red Chris Copper/gold Project filed SEDAR December 2004 by bcMetals Corporation
2004 Mount Polley Report	NI43-101 Technical Report-Mount Polley Mine 2004 Feasibility Study filed SEDAR August 2004

The documents incorporated by reference into this AIF are available on the SEDAR website www.sedar.com; and/or the Company's website www.imperialmetals.com; and/or a copy can be obtained by direct request to the Company by contacting investor relations at 604.488.2657.

Date of Information

The information incorporated into this AIF is stated as at the Company's financial year ended December 31, 2008, unless stated otherwise.

Currency

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles and is stated in Canadian dollars ("CDN"), unless stated otherwise.

Conversions

Imperial Measure Conversion to Metric Unit			
2.470	acres	=	1 hectare
3.280	feet	=	1 metre
0.620	miles	=	1 kilometre
0.032	ounces (troy)	=	1 gram
2.205	pounds	=	1 kilogram
1.102	tons (short)	=	1 tonne
0.029	ounces (troy)/ton (short)	=	1 gram/tonne

Metric Unit Conversion to Imperial Measure			
0.404686	hectares	=	1 acre
0.304800	metres	=	1 foot
1.609344	kilometres	=	1 mile
31.1034768	grams	=	1 ounce (troy)
0.454	kilograms	=	1 pound
0.907185	tonnes	=	1 ton
34.28570	gram/tonnes	=	1 ounce (troy)/ton (short)

Forward Looking Statements

The information contained within this AIF is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of the fiscal year ended December 31, 2008, unless stated otherwise. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

CORPORATE STRUCTURE

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the Company Act (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial's registered head office is located at 200–580 Hornby Street, Vancouver, British Columbia V6C 3B6.

Inter Corporate Relationships

Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Mount Polley Mining Corporation	British Columbia	100%
Huckleberry Mines Ltd.	British Columbia	50%
Sterling Gold Mining Corporation	Delaware	100%
Red Chris Development Company Ltd.	British Columbia	100%
CAT-Gold Corporation	Federal	100%

GENERAL DESCRIPTION AND DEVELOPMENT OF THE BUSINESS

Imperial is a Canadian mining company, with its corporate head office in Vancouver, British Columbia. The Company is active in the acquisition, exploration, development, mining and production of base and precious metals.

The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia. .

Other key properties are the development stage Red Chris property (88% interest) in northern British Columbia, and the exploration stage Sterling property (100% interest) in southwest Nevada.

Detailed information is provided within this AIF under the Mineral Properties section.

Imperial and its consolidated subsidiaries, excluding Huckleberry Mines Ltd., employ 428 people. Huckleberry Mines Ltd. employs 229 people.

Three Year History

In February 2006 Imperial completed a $6.5 million non-brokered private placement, net proceeds of which were directed to exploration and development at the wholly owned Sterling gold property in Nevada. A total of 1 million common shares were issued at a price of $6.50 subject to a four month hold period. (ref: Feb 17/06 News Release, herein incorporated by reference)

In September 2006 Imperial initiated a takeover bid for bcMetals Corporation ("bcMetals"). In April 2007 Imperial completed the acquisition of bcMetals at a total cost of $68.6 million. The acquisition was funded from cash generated from operations and a $40 million credit facility from Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The Company filed a Business Acquisition Report Form 51-102F4 on SEDAR on May 2, 2007 in respect of the acquisition of bcMetals. (ref: Sept 8/06; Mar 5/07 News Releases, herein incorporated by reference)

During 2006 the Company's 50% owned subsidiary, Huckleberry Mines Ltd., repaid $120.9 million of its long term debt and at the 2006 year end was debt free. (ref: Dec 6/06 News Release, herein incorporated by reference)

In September 2007 the Company reported the Toronto Stock Exchange had accepted for filing the Company's notice to enter into a Normal Course Issuer Bid. Pursuant to the bid, the Company could purchase up to 1,305,150 common shares of the Company, with daily purchases not to exceed 11,787 common shares, subject to certain prescribed exceptions. The bid covered the period September 20, 2007 to September 19, 2008. In the year ended December 31, 2007 the Company had not purchased any shares under the Normal Course Issuer Bid. (ref: Sept 18/07 News Release; and 2007 Annual Report Note 12(c), both documents herein incorporated by reference)

In November 2007 at the Sterling property, the excavation of a 3,352 foot decline underground ramp to access the 144 zone was completed. Underground drilling to delineate the 144 zone began in January 2008. (ref: Nov 7/07 and Jan 21/08 News Releases herein incorporated by reference)

In February 2008 the Company entered into a $30 million revolving working capital facility with a syndicate of lenders. (ref: Feb 26/08 News Release; and 2008 Annual Report Note 11(d), both documents herein incorporated by reference)

In September 2008 the Company reported the Toronto Stock Exchange had accepted for filing the Company's notice to enter into a Normal Course Issuer Bid, which would cover the period September 23, 2008 to September 22, 2009, The Company can purchase up to 1,297,834 common shares of the Company with daily purchases not to exceed 3,381 common shares, subject to certain prescribed exceptions. In the year ended December 31, 2008 the Company had purchased, for cancellation, 477,743 common shares pursuant to the Normal Course Issuer Bid at a cost of $2.68 million. (ref: Sept 18/08 News Release; and 2008 Annual Report Note 11(c), both documents herein incorporated by reference)

In October 2008 the Company reported a portion of its commodity hedges were with Lehman Brothers Commodity Services Inc., a subsidiary of Lehman Brothers Holdings Inc., both of whom filed for bankruptcy protection. (ref: Oct 14/08 **News Release**; and **2008 Annual Report** Note 13(a) Derivative Instruments and Margin Deposits, both documents herein incorporated by reference)

In December 2008 Imperial announced an update on the Red Chris project Federal Environment Assessment. The Supreme Court of Canada granted the application of MiningWatch Canada for leave of appeal from the decision of the Federal Court of Appeal issued on June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act.* The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. MiningWatch filed its notice of appeal within the 30 day time limit. At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act. The hearing by the Supreme Court of Canada is scheduled for October 2009. (ref: Dec 18/08; preceded by Sept 16/08; Jun 16/08; Oct 31/07; Sept 25/07 **News Releases**; and **2008 Annual Report** Note 21(a), all documents herein incorporated by reference)

Competitive Conditions

Copper prices were slightly lower in 2008 than in 2007, averaging about US$3.15/lb compared to US$3.23/lb in 2007. The US Dollar declined during 2008 ending the year stronger against the CDN Dollar. Factoring in the decrease in the average exchange rate the price of copper averaged CDN$3.36/lb in 2008, about 3% less than the 2007 average of CDN$3.47/lb. The copper price fell rapidly in the last quarter of 2008 averaging US$1.79/lb or CDN$2.17/lb.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last six months. These cost reductions will offset a portion of the decline in copper price. (ref: **2008 Annual Report**, Management's Discussion & Analysis ("MDA"): Developments During 2008 herein incorporated by reference)

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. (ref: **2008 Annual Report**, MD&A: Risk Factors, herein incorporated by reference)

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

MOUNT POLLEY MINE

Project Description and Location

The Mount Polley open pit copper/gold mine is Imperial's principal mineral property. Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial, is the owner of the mine and property. The mine site is located in south-central British Columbia, eight kilometres southwest of Likely and 56 kilometres northeast of Williams Lake on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W.

At the date of this AIF, the Mount Polley property consists of 42 mineral claims encompassing 16,440 hectares and five mining leases; tenure's 345731, 410495, 524068, 566385 and 573346 which expire August 22, 2026, September 29, 2034, December 19, 2035, September 21, 2037 and January 9, 2038 respectively totaling 1,867 hectares. A claim map is provided on page 10A, and the property map on page 10B identifies the Mount Polley mineralized zones and tailings pond.

Mount Polley is an alkalic porphyry copper/gold deposit. Mineable reserves have been determined in other zones which are expected to go into production in the future. Exploration is ongoing in some of these zones, as well as in other target areas which are at a more preliminary stage.

Mount Polley mine operated for four years from 1997 to 2001. In September 2001, due to a sustained period of low metal prices, the mine was shut down and placed on care and maintenance. Exploration activity on the property was conducted during the shut down period.

In 2003 the discovery of a new high grade zone on the property, the Northeast zone, together with the rise in metal prices, led to the decision to reopen the mine.

In August 2004 Imperial completed a feasibility study (ref: **2004 Mount Polley Report**, herein incorporated by reference), which included an updated ore reserve statement and a new mining plan, and confirmed the viability of restarting operations at Mount Polley mine.

In October 2004 a mining permit amendment and a mining lease were granted to include mining of the Northeast zone. Milling operations commenced in March 2005. The first copper concentrate shipment of approximately 11,500 tonnes was dispatched on July 10, 2005. The official Mount Polley mine re-opening ceremony took place in September 2005.

A number of studies by outside consultants were completed during the preparation of the permit amendment application: acid rock drainage, metal leaching study of the rocks and an archaeological review, access and overburden storage areas was performed with nothing of interest noted. A soil survey of these same areas was performed, and a Wildlife and Species at Risk review was accomplished with no issues noted. Approval was received, and a new mining lease established to facilitate production from the Southeast zone pit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from Williams Lake to the Mount Polley property is 15 kilometres southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway past Morehead Lake, and then 12 kilometres south on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most of the property. Travel time from Williams Lake is approximately 75 minutes.

Mount Polley concentrates are trucked to facilities at the Port of Vancouver. Concentrates are then shipped to overseas smelters or sent via rail to smelters in North America. The principal market for copper concentrate is Asia.

Mean monthly temperatures range from 13.7°C in July to minus 10.7° in January. Precipitation averages 755 millimetres, with 300 millimetres falling as snow.

Mining and milling operations proceed year round.

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley. Forest cover consists of Red Cedar, Douglas Fir and sub-alpine Fir, with lesser Black Cottonwood, Trembling Aspen and Paper Birch. Much of the area has been clear-cut by commercial logging.

History

The Mount Polley deposit was discovered in 1963 during follow-up prospecting of an aeromagnetic anomaly highlighted on a government aeromagnetic map sheet. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. Teck Corporation assumed control of Cariboo-Bell in 1969.

From 1966 to 1972 a total of 18,341 metres of core drilling and 8,553 metres of percussion drilling had been completed in 215 holes. Magnetic, seismic and induced polarization (IP) surveys were conducted in 1970. Teck continued to work the property in 1972, 1973 and 1975. Highland Crow Resources, an affiliate of Teck, acquired control in 1978. Six percussion holes totaling 354 metres were completed in 1979.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987 Imperial merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines, which subsequently merged with Corona Corporation, which then became Homestake Canada. During the period 1988 to 1990, Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990 Wright Engineers completed a positive feasibility study (the "Wright Feasibility") based on a five million tonne per year plant which incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations and environmental impact assessments.

In 1994 Gibraltar Mines Ltd., under an option agreement with Imperial, drilled seven core holes for 1,216 metres. Gibraltar subsequently declined further participation. Imperial's interest in Mount Polley increased to 100%. In 1995 a total of five core holes were drilled totaling 884 metres to be used for metallurgical test work. A total of 11 core holes for 1,773 metres tested on-site exploration targets. A soil geochemistry survey was conducted over a six line-kilometre grid. In 1996 a total of seven core holes for 992 metres were drilled in areas peripheral to the proposed pits.

Imperial completed an update of the Wright Feasibility and a loan financing (the "Sumitomo Loan Agreement") was arranged with Sumitomo Corporation ("Sumitomo") through a joint venture with SC Minerals Canada Ltd., which culminated in the formation of MPMC in April 1996.

Construction of the 18,000 tonne per day Mount Polley mine and milling facility began in May 1996 and was completed in June 1997. The estimated cost was $123.5 million with a 17 month construction time. The project was completed under budget, for $115 million, and five months ahead of schedule. The mill startup and commissioning occurred in late June, with the mill rising towards design capacity by year end. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

The 1997 exploration program completed drilling of 15 core holes for 1,614 metres to define the margins of the Cariboo pit, and drilling of 17 percussion holes for 702 metres to provide better ore definition for mine planning. During 1998 a total of 9 core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. In

1999 a total of 33 percussion holes for 1,385 metres and 18 core holes for 4,067 metres were completed. Testing those targets south of the Cariboo pit resulted in the discovery of the C2 zone.

In 2000 a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas which received work were the 207, Bell, C2, Cariboo, 71, Road, Rad, Southeast and Springer. The drilling was successful in defining previously discovered copper/gold mineralization in the C2, 207 and Southeast zones, and in discovering high grade copper mineralization north of the proposed Springer pit.

Imperial increased its interest in the Mount Polley mine to 100% in December 2000 when the Company acquired Sumitomo's 47.5% interest for $4.5 million cash. The transaction involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement, which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine being in operation.

In 2001 a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. Mining operations continued until September 2001 at which time operations were suspended due to low metal prices.

No new drilling occurred until after the discovery of the high grade Northeast zone in August 2003 during prospecting north of the Bell pit. The Northeast zone discovery is approximately 1.5 kilometres northeast from the partially mined Bell pit, near the northern contact of the Mount Polley intrusive rocks with various Nicola Group breccias. Trenching and drilling in the Northeast zone and immediately adjacent areas in late 2003 through 2004 amounted to 54,715 metres over 187 holes, revealing a zone of hydrothermal breccia mineralized over a 450 metre strike length. All diamond drilling through the end of 2006 was done by F. Boisvenu Drilling Ltd. of Delta, British Columbia.

The Northeast zone is distinguished from known breccia-hosted copper/gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade. Electromagnetic (TEM and HLEM methods) and induced polarization/resistivity surveys were carried out on the PM-8 claim on and around the Northeast zone to characterize the geophysical signature of the deposit.

During late 2003 and in 2004 a total of 18 holes (13,057 metres) were drilled in the Springer zone, concentrating on developing the deep part of the South Springer. The new drilling showed the existence of a much larger and higher grade zone in this area. The Bell zone was also drilled in 2004 with 30 new holes (6,450 metres) completed. This drilling concentrated on defining the high grade core of the zone. Four holes (1,072 metres) were drilled in 2004 in the Boundary zone (formerly part of an adjacent property before a legal survey led to a realignment of the claim boundary), confirming high grade mineralization in hydrothermal breccia similar to the Northeast zone. Eight 100 metre long condemnation holes were drilled east of the Cariboo pit waste dump, with no significant mineralization found.

Imperial conducted a new feasibility study in 2004 (**2004 Mount Polley Report**) which included mining in the Springer, Northeast and Bell zones. Based on the positive results, preparations for the restart of mining and milling operations were fully underway by late 2004.

In early 2005 delineation of the Northeast zone was completed with the drilling of 27 holes (16,310 metres) before mining in the new Wight pit began in March. Exploration continued away from the active pits in a bid to establish mineable reserves in other mineralized zones. A 14 hole drill program (5,964 metres) was conducted in the 92 zone which found similar but thinner and lower grade mineralization than the Northeast zone located 500 metres to the southeast. The main area of diamond drilling in 2005 was the Southeast zone, located one kilometre southeast of the mill complex (54 holes/15,998 metres). This drilling outlined an additional source of mill feed with a high gold to copper ratio, and a low stripping ratio to blend with high grade copper ore from the Wight pit (Northeast zone). The Pond zone, 300 metres southwest of the Southeast zone, was diamond drill tested with 4 holes (1,210 metres) resulting in the discovery of skarn-related copper/gold mineralization.

In mid 2005 exploration emphasis shifted from definition drilling to property wide exploration focused on the discovery of additional mineralized zones. The program included surficial and geological mapping, prospecting, till and whole rock geochemical sampling (by Imperial personnel), and percussion drilling (by Shamrock Construction of Nakusp, British Columbia). The percussion drilling (160 holes/4,391 metres) targeted numerous areas and under-explored tracts on the eastern and southern borders of the Mount Polley area, following up on trench and test-pit anomalies, such as in the Tall Fir zone. Percussion holes were also drilled in part of the C2 zone, immediately south of the completed Cariboo pit.

In 2006 exploration consisted of diamond drilling (123 holes/26,240 metres), trenching, and ground magnetic surveys. Drilling was primarily aimed at the expansion or infill definition of known deposits, particularly in the C2 zone (70 holes/12,605 metres). Similarly, 8 holes (2,399 metres) were drilled in the Southeast zone, and 22 holes (5,417 metres) in the Boundary zone, advancing the feasibility of those deposits also. A long exploratory hole was drilled underneath the northern extension of the Northeast zone to test for its depth extent in this area, which could not be confirmed. Three other holes were drilled south of the Wight pit around the ramp. Five definition holes (771 metres) were drilled in the active Bell pit, and one in the still undeveloped Springer zone.

Other newer exploration targets were drilled in 2006, including the base of Polley Mountain east of the Bell pit (35 percussion holes, and 4 diamond drill holes totaling 933 metres); a till geochemical anomaly on Joe's Creek; the Tall Fir zone, immediately north of the Southeast zone (5 holes/1,005 metres); and the North Slope area halfway between the Bell and Boundary zones. Results did not justify further work at this time. One hole was drilled in the Junction zone, northwest of the Springer deposit, and one hole in weakly mineralized diorite in the Ace zone, south of the Pond zone. Though results were inconclusive, these areas warranted further examination.

In 2007 diamond drilling (122 holes/39,749 metres) was conducted in known ore zones for mine planning and in outlying exploration prospects. In the Springer zone (49 holes/18,353 metre) good results were obtained in the southwest, southeast and north of the deposit, potentially expanding the resource and pit limits. Six holes (1,252 metres) drilled in the southwest of the C2 zone confirmed the presence of high gold grades around the southern Polley fault. Drilling continued in and immediately east of the Boundary zone (14 holes/4,511 metres). In and around the Wight pit 13 holes (6,211 metres) were drilled, most were long holes to improve delineation of the deeper high grade ore planned for future underground development. A new zone of mineralization (Quarry zone) was discovered 600 metres northwest of the Wight pit, where 3 holes were drilled. Fourteen holes (2,193 metres) were drilled in and around the Southeast zone, and 12 holes (3,211 metres) in the adjacent Pond zone. Drilling continued to reveal substantial intervals of high grade copper/gold in skarn-altered intrusives. In the Skid zone, trenching in the summer led to a program of 8 holes (2,239 metres) revealing good but discontinuous copper mineralization. Small programs (1 to 3 holes) were done in the Ace, A9 and Junction zones. Four relatively short reverse circulation or percussion holes were drilled in and around the Wight pit for groundwater control. Trenching was done in the Ace zone and west of the Pond zone.

Geological Setting

Mount Polley is an alkalic porphyry copper/gold deposit. It lies in the tectono-stratigraphic Quesnel terrane or Quesnellia, which extends from south of the United States border to north-central British Columbia. The characteristic component of Quesnellia is a Middle Triassic to Early Jurassic assemblage of volcanic, sedimentary and plutonic rocks which formed in an island arc tectonic setting, outboard of the ancestral North American continental margin in the early Mesozoic. Quesnellia hosts several major porphyry copper deposits such as Highland Valley, Copper Mountain, Afton-Ajax and Mount Milligan, all generated by early Mesozoic, calc-alkalic or alkalic island-arc magmatism.

The Mount Polley area lies in the Central Quesnel Belt in Quesnellia. The arc-related rocks here are classified as Nicola Group, and comprise a succession from Middle Triassic fine-grained oceanic sediments, overlain by a thick pile of submarine, alkalic basaltic to andesitic volcanics and related subvolcanic intrusions and minor limestone of Late Triassic age, in turn overlain by post-Nicola Early Jurassic clastic rocks. This succession was folded into a broad regional syncline during Middle Jurassic deformation, which occurred after the end of magmatism and accretion of the arc onto the continental margin in the late Early Jurassic.

Mount Polley itself is a complex of intermediate intrusions which were emplaced into the Triassic sedimentary-volcanic succession in the waning stages of arc magmatism, near the end of the Triassic, around 205 Ma. Mount

Polley lies in the hinge zone of the regional syncline. The intrusive complex is about six kilometres long (north-northwest) and three kilometres wide, lying between Polley Lake in the east and Bootjack Lake in the west. A large nepheline syenite intrusion, the Bootjack Stock, occurs south of Mount Polley. It is the same age as Mount Polley and is part of the overall intrusive centre, but it is not associated with significant mineralization.

The Mount Polley intrusions are typically monzodiorite, but range from diorite (oldest) to monzonite (youngest). Not all are porphyritic. They are undersaturated in silica, and have an alkalic or shoshonitic chemical signature. Quartz is very rare. Some intrusions are texturally distinct or form discrete dike-like bodies, but most of the igneous rocks are compositionally similar, variably altered, and have indistinct contact relations. In addition to the intrusions, there are zones of polymictic magmatic-hydrothermal breccias, some of which are related to mineralization events. These breccias, and some intrusions that are particularly rich in inclusions, have previously been incorrectly interpreted as volcanic breccias.

Hydrothermal alteration is characterized by potassic (potassium feldspar and locally biotite), albite and magnetite metasomatism, with zones of garnet or actinolite-rich calc-silicate. Mineralization and most of the alteration at Mount Polley occurred in the late stages of igneous activity.

Copper mineralization is widespread at Mount Polley, but is concentrated in zones of strong hydrothermal fracturing or brecciation. Some of these zones have become ore reserves, while others are still being explored. The strongest alteration and most extensive mineralization occurs in the Core zone of Mount Polley, consisting of the Cariboo, Bell and Springer orebodies, to which can now be added the C2 zone orebody (historically called the C2/207 zone). The Cariboo deposit was mined out in 2001 and the Bell was completed in 2008. Two kilometres southeast of the Core zone is the Southeast zone, which straddles the contact with Nicola Group basaltic-andesitic rocks. The Pond zone, 500 metres southwest of the Southeast zone, consists of skarn-hosted mineralization around the southern contact of Mount Polley intrusions with Nicola Group limestone. The Northeast zone (Wight pit) and the Boundary zone, respectively 1.5 kilometres northeast and north of the Bell pit, contain orebodies in hydrothermal breccias which have different alteration and mineralization styles and grade characteristics from the Core zone deposits. Additional information on most of these deposits is provided under the Mineralization section in this AIF.

Exploration

The 2008 exploration program consisted of diamond drilling, property geological mapping and a soil survey. The exploration program was conducted under the direction of Steve Robertson, P.Geo., Exploration Manager, the designated Qualified Person as defined by National Instrument 43-101. Drilling and trench samples were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all drill samples submitted to the lab. All diamond drilling in 2008 was done by Atlas Drilling Ltd. of Kamloops, British Columbia. (ref: Mar 20/08; Jul 9/08 and Oct 16/08 **News Releases**, herein incorporated by reference)

Exploration in 2008 consisted primarily of diamond drilling. The largest program was in the Boundary zone (20 holes/5,260 metres) and adjacent Zuke zone (5 holes/2,405 metres) which resulted in improved definition and expansion of high grade, breccia-hosted mineralization. In the near surface magnetite-rich breccias, hole ND08-42 returned 32.3 metres grading 1.43% copper and 1.47g/t gold hole and ND08-51 returned 64.5 metres grading 1.42% copper and 1.55g/t gold. A significant development was the confirmation of deeper high grade mineralization between the Boundary zone and Wight pit called the Zuke zone. Here, hole ND08-56 intersected 35 metres with strong chalcopyrite and some bornite, starting at 265 metres depth, including a particularly rich 13.7 metre-interval of 4.29% copper and 1.42g/t gold. The Zuke zone may become a target for underground mining, with access from the Wight pit.

Seven holes (total 1,611.5 metres) were drilled in the Wight pit for mine planning purposes. Results improved definition of high grade ore in the walls in the southeast of the pit (Kidney zone), such as WB08-246 (27.0 metres grading 3.57% copper, 1.11g/t gold and 33.70g/t silver) and WB08-251 (15.0 metres grading 3.24% copper, 0.25g/t gold and 29.13g/t silver). This and other Wight pit drilling will guide the extraction of remaining Northeast zone ore towards the end of open pit mining or subsequently by underground methods.

Hole WB08-253 (557 metres) was drilled in the Quarry zone, 600 metres northwest of the Wight pit, to follow up on significant mineralization (hole WB07-239 drilled 101.6 metres grading 0.41% copper, 0.13g/t gold and 4.62g/t silver) discovered in 2007. Hole WB08-253 intersected good but discontinuous mineralized breccia; the best interval assayed 0.61% copper over 20 metres, starting at 355 metres down hole. More drilling was planned to delineate the zone in 2008, but will be done later.

Three holes (total 945 metres) were drilled in the North Slope area, in part to condemn this area in preparation for development of the nearby Boundary zone, and for waste dump expansion. Surface outcrops contain prospective rock types and alteration, but the area is south of the Green Giant fault (the Northeast, Boundary and Zuke zones are all to the north), and all North Slope holes produced negative results.

Eight holes (3,635 metres) were drilled in the Springer zone. Of these, five were closely spaced vertical holes drilled into the deepest portion of the current pit design to assist with optimization and long term planning, and to collect material for metallurgical testing.

One hole was drilled in the Junction zone, northwest of the Springer, to further explore the deep mineralization found in 2007 in hole JZ07-02 (165 metres grading 0.38% copper, 0.2g/t gold).

Drilling in the Pond zone in 2008 (18 holes, 4,537 metres) was particularly successful. Hole PZ08-22 intersected 75.6 metres grading 1.16% copper, 0.42g/t gold, including an 8.1 metre section grading 6.07% copper, 1.26g/t gold and 67.32g/t silver. This is the highest grade and most southerly mineralization in this area of skarn-altered intrusives.

Also in 2008, property geological mapping continued with the focus on monzonitic intrusions of Mount Polley-age that occur in Nicola Group volcanics. One such intrusion, 2.5 kilometres east of the tailings dam, is altered and weakly mineralized, and was covered with a soil survey (28 lines, 562 samples) in 2008. No soil anomalies were uncovered, but the intrusion remains a drill target, possibly in 2009.

Mineralization

Cariboo

The Cariboo pit was completed in September 2001. In general, high grade feed from the Cariboo consisted of pink, potassically altered fractured or brecciated intrusive rocks. Veins and replacement consisting dominantly of calcite, epidote, actinolite and microcline are present throughout the breccias, increasing in intensity in more strongly mineralized rock. Magnetite content within the breccia cement was found to be spatially highly variable, and clearly correlated with copper and gold grades. Very high grade (Cu-Au) magnetite 'pipes' occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was abundant only in a structurally controlled zone in the center of the pit.

Bell

The Bell pit was separated from mining in the Cariboo pit by a poorly mineralized section of monzonite, but during the 2005-2006 development of the Bell pit, this section was found to be mineable, and the two pits are now connected. Mineralization in the Bell deposit occurs as fine to coarse disseminated and veined chalcopyrite, in potassium feldspar-altered, brecciated monzodiorite-monzonite. The ore has a relatively high pyrite component. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. The ore has a low oxide to total copper ratio of 2% to 10%. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was at the suspension of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (0.5% to 2%) along fractures in the north/central area of the pit. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill flotation circuit was helpful in controlling this concentrate problem.

Springer

In general, high grade feed from the Springer pit consists of potassium feldspar and albite-altered breccias similar to those in the Cariboo. Copper mineralization occurs mostly as disseminated, veined and blebby chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the deposit, depending on the zone. Malachite/azurite occurs as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs up to 2 centimetres, and will only be abundant in the upper part of the South Springer. Magnetite content within the breccia is expected to be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. High grade (Cu-Au) magnetite 'pipes' like those in the South and East Lobe zones of the Cariboo have not been identified in the Springer, but as was the case in the Cariboo, they may still be found during mining. Drilling in the Springer has located zones of mineralized, magnetite and garnet-rich calc-silicate alteration. The size and configuration of the final Springer pit is still under revision as extensions of the mineralization continue to be discovered at depth, and to the northwest (ref: AIF Exploration section). A 73,000 tonne sample of highly oxidized copper mineralization was mined and test milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of this type of high copper oxide mineralization using the existing mill. The sample had a head grade of 0.37% copper and 0.58 g/t gold with a 70% copper oxide ratio. The recovery of copper from this test was only 16.4% however, the gold recovery was 67.3% showing that gold recovery is largely independent from the oxide copper content [note: copper oxide ratio = copper oxide assay in % / total copper assay in %].

C2

The centre of the C2 zone is about 200 metres south of the Cariboo pit. The C2 mineralization is hosted within potassium feldspar and albite-altered breccias similar to those in the Cariboo, with domains of magnetite-rich breccia, and mineralized skarn alteration. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite with traces of bornite. The high overall copper oxide ratio originally made the C2 zone uneconomic. However, subsequent drilling (percussion and core) focused in a sub-area of the C2 zone called the Wagon Wheel has revealed a magnetite-cemented hydrothermal breccia hosting high grade copper and gold. The drilling indicates a roughly tabular gold-rich mineralized zone trending and gently plunging north towards the Cariboo pit. Step-out and infill drilling in 2006 and 2007 expanded this zone and the rest of the C2, to the east, north and particularly to the southwest. An economic pit has now been designed for the central part of the C2 zone.

Southeast

The Southeast zone is 1.4 kilometres southeast of the Cariboo pit. It is an area of monzonite diking, hydrothermal breccias and mineralization, which developed around the contact between the Mount Polley intrusive rocks to the west, and more mafic, basaltic-andesitic rocks to the east. Pyrite and chalcopyrite occur disseminated in the cement-matrix, in open-space or vein fillings, and in veinlets extending into breccia clasts or into surrounding coherent (non or weakly brecciated) rock. Compared to other deposits at Mount Polley, potassium feldspar alteration is generally weaker here, occurring in patchy zones and fracture haloes; pyrite and epidote are stronger. The mineralization is not oxidized below a few metres from surface.

The gold/copper ratio is generally higher than in most other Mount Polley deposits, at between 1 and 4 (grams per tonne vs %). Gold (and silver) is closely correlated with chalcopyrite, although there are a few gold-only zones, with the gold possibly associated with pyrite or epidote. Rare molybdenite occurs in albite veins, and locally accompanies pyrite and chalcopyrite. Drilling has determined the mineralization extends much deeper than had been outlined in earlier programs (2000-2001) to about 500 metres depth. An economic pit has been designed for the Southeast zone and mining has begun.

The Pond zone is treated as part of the Southeast zone, although it is 500 metres to the southwest, and would be developed in a separate open pit. Disseminated chalcopyrite and minor bornite mineralization occur in skarn-altered intrusive rocks near their contact with Nicola Group limestone. The zone forms a north-south, vertical tabular body; copper grades can reach several per cent, and gold and silver values are also high. The limestone is not exposed but occurs close to the surface and will be beneficial for Southeast zone waste treatment.

Northeast

Northeast zone (Wight pit) ore is distinctly higher grade than other Mount Polley deposits, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0% which is approximately three times higher than the other zones.

Mineralization occurs in fragmental, polymictic, magmatic-hydrothermal breccia with a clastic matrix, and also in brecciated monzonite. The breccias are cut by pre and post-mineral porphyritic dikes, which are generally unmineralized. Alteration is characterized by red-brown potassium feldspar, pervasive calcite, and a marginal zone marked by fine andraditic garnet. Significant secondary magnetite is not present, unlike in the Core zone at Mount Polley, so the Northeast zone lacks a distinctive magnetic geophysical signature.

Ore-waste contacts are relatively sharp in the east, and more gradational in the west. Chalcopyrite is the dominant copper mineral, typically associated with zones of mild to intense crackle brecciation. Coarse chalcopyrite occurs as cement filling spaces between angular clasts in tightly packed, matrix-poor breccia. Bornite accompanies chalcopyrite in the high grade core of the orebody, where assays obtained from drill core can reach over 5% copper. Bornite frequently rims chalcopyrite, and locally completely replaces it to the point of being the dominant sulphide. Pyrite is weak to absent in the high grade mineralization, but increases towards the outer parts. Copper minerals in the pre-mineral porphyritic dikes are weakly disseminated or fracture-controlled. The margins of the main mineralized zone are quite sharp and structurally controlled. Outside of the zone and to the west, the monzonitic rocks are characterized by disseminated fine-grained pyrite up to 1 or 2% by visual estimate. These rocks characterize most of the Northeast zone waste material.

Boundary

The Boundary zone is geologically similar to the Northeast zone, 600 metres to the east-southeast, although it differs in that its characteristic feature is magnetite-rich hydrothermal breccia in the highest grade part of the zone. Significant mineralization occurs over an area about 150 metres in diameter, by 200 metres in depth from surface. It is hosted in brecciated monzonite or monzodiorite, and lesser fragmental polymictic breccia. Otherwise, the alteration and style of mineralization is similar to the Northeast zone, although copper/gold grades are generally lower, and bornite is limited. Exploration drilling in 2008 confirmed a high grade extension to the Boundary zone, at depth and to the east towards the Wight pit, known as the Zuke zone.

Skid

The Skid zone is halfway between the Northeast and the Southeast zones, and like the latter, is in monzonitic rocks marginal to basaltic-andesitic country rocks. The area is marked by a strong magnetic anomaly, clearly related to magnetite-cemented hydrothermal breccias which were exposed by a series of trenches dug in 2006 and 2007. Magnetite and potassium feldspar alteration in the Skid zone ranges from weak or absent to very strong. The best chalcopyrite and malachite mineralization correlates with the degree of alteration, although it was found to be discontinuous and of modest grade, in both trench samples and subsequent 2007 drilling. The best intervals were encountered in the southeast and northwest of the zone.

Drilling

The Mount Polley claims have been drilled since 1966. As of December 31, 2008 a total of 2,029 (2007-1,966) exploration holes have been diamond drilled.

Drill core from exploration drilling (1981-2008) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism. All core samples from 1981 onwards were collected and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres. The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

Sampling, Analysis and Security of Samples

Mount Polley drill core is, in most cases, sampled in its entirety. The usual sample length is 1.0 to 2.5 metres, although visually unmineralized zones were sometimes sampled in 3.0 to 5.0 metre lengths. The standard length of 2.5 metres was broken into smaller intervals where major changes in geology, faults, or major changes in mineralization intensity were noted.

The industry standard methods of using standards, duplicates and blank samples were followed in all recent drilling programs for quality assurance and quality control purposes. The core was first logged geotechnically and geologically, then samples were cut with a rock saw. One half of the core was sent for analysis and the other half stored on the property for future reference. The core library and core logging facility is located on the mine site near the administration building.

All drill core from recent programs (post 1980) were assayed for gold, total copper, and iron while non-sulphide copper, silver and ICP analysis were completed on core from certain areas of the property where the additional data was considered to be important. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine exploration samples were assayed at a number of British Columbia labs. In 2006 approximately 80% of the core samples were analyzed by the on-site mine site laboratory; the remaining 20% of the core was analyzed by Acme Analytical Labs in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The Mount Polley mine site laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 5% of all samples submitted to external laboratories for check analyses. Additionally 5-10% of core samples were submitted as blind duplicates. Original assay certificates and drill logs are stored on site at the mine. A complete report on each years exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

Leach Testing

Imperial conducted research during 2002-2003 designed to find leaching techniques that would economically leach the type of copper oxide mineralization found near surface on the Mount Polley property. The work was successful in bench scale tests. Initial testing of highly oxidized material from the Springer pit indicated up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when crushed to a half inch. This compares to an expected copper recovery of 11% if this material were treated in the existing flotation plant.

In 2006 Mount Polley received a permit to conduct a test of this process. Construction of a 20,000 square metre leach pad was completed in the first quarter of 2007.

During summer 2007, oxidized copper bearing rock from the Springer pit was crushed to minus 19 millimetres, blended with raw sulphur and stacked on the prepared leach pad surface. Crushing and stacking of 198,500 tonnes of oxidized Springer pit material grading 0.35% total copper was completed by the end of August 2007.

Initial leaching of the stacked ore commenced in August 2007 at a solution application rate of 10 litres/hour/metre^2. Solution containing thiooxidan bacteria were added to the leach solution. The bacteria consumes sulphur and produces the required sulphuric acid for leaching copper oxide minerals. Over a six month period the solution chemistry decreased in pH from 7.3 to 3.1, temperature in the heap increased from 8°C to 21°C and copper concentration in solution rose to over 1,000 ppm. To date, the copper leached into solution is 5,000 kilograms or 11,000 pounds.

The electrowinning building was completed and installed by October 2007. Recovery of copper by electrowinning will begin when leach solutions drop to a pH of approximately 2.0.

The test heap is being completed to prove that the use of bacteria to oxidize raw sulphur blended into a heap is an economic way of producing the sulphuric acid required to leach oxide copper minerals. When the test heap is completed, the information obtained from the test will be used to design a full scale leach pad with a capacity of approximately 6.5 million tonnes of oxide ore. It is anticipated this size of production heap could produce approximately 24.0 million pounds of copper.

There are currently 13.0 tonnes of copper in solution that will be recovered in early 2009. The electrowinning circuit proved to be inefficient and will be replaced with an iron cementation process. The electrowinning circuit was only able to provide a 5% removal efficiency which recovered 0.5 tonnes of high grade copper product grading 85%. The iron cementation process has successfully shown greater than 60% efficiency in removing copper in a single pass and an equivalent high grade copper product grading 85%.

The Mount Polley test heap leach has successfully shown that sulphuric acid for oxide copper leaching can be generated from raw sulphur and bacteria. Mount Polley is focused on improving the ability to remove copper from solution efficiently, and subsequently increase copper recovery from the heap. The design, construction and operation of the 6.5 million tonne production heap will be based on the achievements that are realized in early 2009.

Mineral Resource and Mineral Reserve Estimates

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2009. The updated estimates were calculated based on the parameters included in the **2004 Mount Polley Report** and were disseminated in the **News Release** dated March 30, 2009 (both documents herein incorporated by reference). The current estimate incorporates open pit mining of the Southeast, C2, Pond and Springer zones, in addition to completing the current Wight pit in the Northeast zone, and reflects twelve months of mine production since the January 1, 2008 estimate.

As of January 1, 2009 total Mount Polley reserves are 46.2 million tonnes of 0.34% copper, 0.29 g/t gold and 0.95 g/t silver, compared to 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver at January 1, 2008.

The Bell pit was completed in 2008, and the Wight pit will be completed in the second quarter of 2009. Exploration in 2008 brought the Pond zone into a minable reserve scheduled for open pit mining in the third quarter of 2009 subject to obtaining required approvals. In total 6.9 million tonnes were mined in 2008. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 113.0 million tonnes of mineral resources identified in the Measured and Indicated category and 29.0 million tonnes of mineral resources identified in the Inferred category, in addition to the reserves below.

Mount Polley Mine Proven and Probable Reserves								
		Grade			Contained Metal			
		Copper	Gold	Silver	Copper (lb)	Gold (oz)	Silver (oz)	Stripping
Zone/Pit	Tonnes Ore	%	g/t	g/t	*000,000's*	*000's*	*000's*	Ratio
Wight	785,362	0.73	0.209	5.573	12.64	5.28	140.72	0.39
Springer	39,233,777	0.336	0.27	0.716	290.62	340.58	903.16	2.13
Pond	1,372,216	0.476	0.27	6.898	14.40	11.91	304.32	3.5
Southeast	1,752,306	0.274	0.513	1.11	10.58	28.90	62.54	1.39
C2	3,006,923	0.295	0.446	n/a*	19.56	43.12	n/a*	4.62
Total	46,150,584	0.342	0.290	0.951	347.80	429.78	1410.74	

n/a - silver assay values not significant in this zone*

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.75 copper, US$800.00 gold, US$10.00 silver and $1.25 CDN/US exchange rate. The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.
- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone * *[resource values based on 0.3 Copper Equivalent Cut-Off]*		Grade				Contained Metal		
		Copper	Copper	Gold	Silver	Copper (lb)	Gold (oz)	Silver (oz)
Zone	Tonnes Ore	Equiv*%	%	g/t	g/t	*000,000's*	*000's*	*000's*
Northeast & Boundary								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Zuke*** *see note below*								
Measured	***	***	***	***	***	***	***	***
Indicated	***	***	***	***	***	***	***	***
Inferred	***	***	***	***	***	***	***	***
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	18,437,736	0.592	0.359	0.297	0.709	145.93	176.06	420.29
Indicated	26,536,116	0.538	0.300	0.302	0.643	175.50	257.65	548.58
Inferred	25,475,566	0.540	0.290	0.316	0.561	162.87	258.82	459.49
C2								
Measured	5,352,649	0.490	0.237	0.363	n/a*	27.97	62.47	n/a*
Indicated	4,045,493	0.488	0.240	0.356	n/a*	21.40	46.30	n/a*
Southeast								
Measured	18,421,459	0.515	0.180	0.414	1.052	73.02	245.20	623.06
Indicated	5,306,026	0.424	0.159	0.325	0.978	18.62	55.44	166.84
Pond								
Measured	1,477,694	0.654	0.379	0.324	5.774	12.34	15.39	274.32
Indicated	630,108	0.502	0.268	0.257	6.279	3.72	5.21	127.20
Total Resource								
Measured/Indicated	113,043,874	0.568	0.325	0.305	1.380	810.81	1110.28	5014.84
Inferred	28,670,077	0.532	0.295	0.299	0.688	186.59	275.32	634.54

*n/a** *silver assay values not significant in this zone*
* *Proven and Probable Reserves are not included in these resource values*
** *Northeast Zone contains the Wight Pit.*
*** *The **Zuke zone** is a high grade underground target now being delineated south of the Boundary Zone.*
Some assay results from 2008 and 2009 drilling in the Zuke Zone are pending.
A resource estimate for this new zone will be available later this summer.

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*	
Northeast*	EqCu% = Copper + Gold / 1.44 + Silver / 116
Pond	EqCu% = Copper + Gold / 1.44 + Silver / 116
Springer	EqCu% = Copper + Gold / 1.27 + Silver / 116
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.27 + Silver / 116

** Northeast Zone contains the Wight Pit*

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Mining Operations

Previous Operations

The previous mining operations at Mount Polley were suspended in September 2001 due to low metal prices. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell pits yielding 27.7 million tonnes of ore grading 0.56 g/t gold and 0.33% copper. The mine continued to segregate low grade material in response to low metal prices. Low grade material was defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility metal prices. At the time of suspension of operations, 2.7 million tonnes of low grade material grading 0.22% copper and 0.31 g/t gold was stockpiled near the crusher. A high grade stock pile was used to store production during mill down times. When the mine suspended operations 208,000 tonnes of material grading 0.29% copper and 0.42 g/t gold remained in this stock pile, located across from the crusher.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock was stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The mined out Cariboo pit was mined from the 1,220 metre bench to the 1,030 metre bench. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The mined out Bell pit was mined from the 1,200 metre bench to the 1,037 metre bench. The ore reserves were exhausted in September 2008. Waste was disposed in the north rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill. In the summer of 2001, accesses were built to the starter benches of the Springer pit and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests.

The 2004 Mount Polley Report (herein incorporated by reference) confirmed the viability of restarting operations at the Mount Polley mine. Milling operations restarted on March 8, 2005 following five months of extensive pre-production activities, including access road construction, clearing of the Wight pit, Bell pit pre-stripping and mill and site refurbishments.

Current Operations

Mount Polley production, since the restart of operations in 2005, is provided in the table below. Production in 2009 will be from the Wight, Springer, Southeast and Pond Zone pits. The Wight pit is scheduled to be completed in the spring of 2009. The Pond zone in now being permitted and is expected to be in production by the fall 2009. The majority of the production for 2009 will come from the Springer pit. Production for the years since restart of operations is provided in the following table.

For the Years Ended December 31	2008	2007	2006	* 2005
Ore milled (tonnes)	6,848,983	6,444,112	6,235,221	4,814,083
Ore milled per calendar day (tonnes)	18,713	17,655	17,083	16,209
Grade % - Copper	0.552	0.461	0.474	0.391
Grade g/t - Gold	0.306	0.242	0.265	0.295
Recovery % – Copper	72.41	78.66	85.31	73.1
Recovery % – Gold	69.71	69.34	71.89	67.1
Copper produced (lbs)	60,305,759	51,506,144	55,548,194	30,328,771
Gold produced (oz)	47,001	34,833	38,164	30,635
Silver produced (oz)	522,340	370,731	422,568	234,355

** from March 8 restart of operations*

Production Forecast

Planned production for 2009 includes 42 million pounds copper, 53 thousand ounces gold, 231 thousand ounces silver.

Production forecasts for the Mount Polley mine are based on the January 2009 updated mineral resource and mineral reserve estimates as provided in the News Release dated March 30, 2009 (herein incorporated by reference).

Mine Life

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2009. Detailed information is provided in the News Release dated March 30, 2009 (herein incorporated by reference). The updated reserve estimate has extended the planned mine life to the 2015 fourth quarter.

Mining Method

Past mining was all from open pits, the design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997 after which Mount Polley used its own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore.

The 2004 mine plan included a change to a 12-metre bench height in all pits, rather than the previous ten metre bench height, as a compromise of ore grade control, blast energy distribution using 9 7/8 inch blast holes and muck pile height using P&H 2100 shovels. Ramps have been designed to accommodate double lane haulage traffic using Caterpillar 777 and Caterpillar 785C trucks The primary crusher pocket has capacity to accept material from a 150 tonne truck.

Equipment and supply operating costs used in the **2004 Mount Polley Report** (herein incorporated by reference) were based on data as available from Mount Polley's previous and current operating experience and adjusted for increased fuel prices, power rates and supply prices for parts and consumables. Unit costs for other equipment were obtained from equipment suppliers.

Milling and Metallurgical Process

In the Mount Polley mill run-of-mine ore from the open pits is dumped into the feed pocket of the primary gyratory crusher to reduce the rock to a nominal 200 millimetres. A hydraulic rock breaker is used to break the oversize material. The crushed ore is discharged onto an apron feeder, which feeds onto a conveyor to the coarse stockpile. Ore is reclaimed from underneath the stockpile by four vibrating feeders and conveyed to a vibrating screen.

In preparation for flotation, ore from the feed stockpile is conveyed to a grinding circuit, consisting of parallel rod mill/ball mill circuits and a pebble mill circuit. Crusher product is first fed to a rod mill, and then to a ball mill. Ball mill discharge is pumped to cyclones, where the coarse particles are separated to return to the ball mill, while the finer particles proceed to the three pebble mills. Cyclones are again used to return oversize material to the mills, while the fines, now at the necessary size for mineral separation, are pumped to the flotation circuit.

The flotation circuit separates the valuable minerals from the waste rock, producing a concentrate. Initial separation is done in a rougher/scavenger circuit, where the waste rock is discarded as tailings, which flows by gravity to the tailings impoundment area. Rougher concentrate is further upgraded in a cleaner circuit to produce the final product. Cleaner tailings are recycled to the rougher/scavenger circuit.

The concentrate is dewatered in two stages. Settling reduces the water content to roughly 35-40% while pressure filtration further reduces it to roughly 8%. The water removed is utilized as process water. The concentrate is stored in the load-out building and loaded on to 40 tonne trucks for shipping.

Markets and Contracts

At March 30, 2009 three concentrate sales contracts were place for Mount Polley copper concentrate. New concentrate sales arrangements are negotiated as required.

Financial Analysis

The **2004 Mount Polley Report** contains financial analysis assumptions, and is herein incorporated by reference.

Taxes

Applicable taxes for Mount Polley are British Columbia and Canadian Federal Income Taxes at 31% of taxable income; BC Mineral Tax at a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Environmental Conditions

There are no environmental compliance issues outstanding at the Mount Polley mining operation. All environmental permit monitoring requirements and other environmental programs had been maintained or were restarted upon the resumption of mining and processing activities in 2005. A complete list of all permits that were obtained for operation of the Mount Polley mine are listed in Appendix A of the **2004 Mount Polley Report** (herein incorporated by reference).

Reclamation at Mount Polley to date has mostly consisted of reclamation research. Some reclamation has been conducted in the form of resloping of the 1150 level of the East Rock Dump. Approximately 2.24 ha have been resloped to date. In addition, approximately 5.83 ha of the 1170 RD have been resloped and reclaimed.

The estimated future costs for reclamation are $3.7 million at the end of the 2008. This amount is expected to be maintained as progressive reclamation activities are scheduled to offset the development of new areas.

HUCKLEBERRY MINE

Project Description and Location

Huckleberry Mines Ltd. is owner of the Huckleberry open pit copper/molybdenum mine located southwest of Houston, British Columbia. Imperial holds a 50% interest in Huckleberry Mines Ltd. The other 50% interest is held by a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. (the "Japan Group").

The Huckleberry property consists of a mining lease covering approximately 1,911 hectares, and 34 mineral claims encompassing approximately 16,307 hectares. The claims and mineral leases are contiguous.

Huckleberry Mines Ltd. also has an interest in three mineral claims covering 3,059 hectares on a property eight kilometres north of the Huckleberry mine known as Whiting Creek. A claim map is provided on page 26A.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is along 123 kilometres of gravel forest service roads and a private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, served by Highway 16 and the Canadian National Railway.

Copper concentrates are transported by truck to the Port of Stewart, British Columbia and then by bulk carrier. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates.

The Huckleberry property lies on the southern flank of Huckleberry Mountain, the highest point at 1,542 metres, and north of Tahtsa Reach, the lowest point at 860 metres, on the Nechako Reservoir. The deposits have an average surface elevation of 1,036 metres. The property is between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962. The property was then optioned by Granby Mining Company Ltd. in 1972. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option. Noranda's option was dropped, and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project. A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995. In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide US$60 million project loan financing based on the positive feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long term contract for the purchase of all copper concentrates from the Huckleberry mine. The British Columbia Government provided financial assistance in the form of a $15 million loan to Huckleberry for infrastructure including roads and power lines.

An additional $4.5 million of equity was injected into the project by Princeton and the Japan Group in November 1997. Marubeni Corporation provided a US$10 million loan to Huckleberry for working capital purposes. With financing in place the construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In 1998 Imperial acquired the Huckleberry mine as a result of a plan with Princeton Mining Corporation. Imperial held a 60% interest until June 1999 when 10% interest in the Huckleberry Mine was sold to the Japan Group, resulting in Imperial owning 50%. In July 1998 the major stakeholders of Huckleberry entered into an economic plan sponsored by the British Columbia Job Protection Commission. The plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the economic plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Imperial provided a $2.5 million loan facility.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring resulted in Imperial deconsolidating Huckleberry, significantly improving Imperial's balance sheet. Imperial retained 50% equity ownership and acted in an advisory capacity on mine operations. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial. In 2006 Huckleberry became debt free after having repaid $120.9 million of long term debt.

Imperial regained joint control of Huckleberry effective January 1, 2007. The Company commenced accounting for Huckleberry on the proportionate consolidation basis January 1, 2007.

Geological Setting

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverted-cone shaped deposits, and display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages. Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Exploration

Copper mineralization was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property remained idle until 1988/1989 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda. Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992.

During 1992-1993 New Canamin concentrated work on definition drilling within the Main zone deposit. A 41 metre deep hole was drilled 1,200 metres east of the Main zone deposit as part of a tailings site investigation. The East zone discovery hole intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole. In 1993 a total of 58 holes totaling 10,647 metres were drilled on the East zone, and during 1994 a total of 137 holes totaling 10,173 metres were drilled, attempting to define reserves and outline the extent of the East zone deposit. In 1999 ground geophysics and soil geochemistry was conducted followed in 2000 with additional diamond drilling at the East zone.

A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main zone. In early 2001 six diamond drill holes totaling 628 metres were drilled in the TMF-3 zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

No exploration drilling was conducted in 2002 and 2003.

In 2004 Huckleberry identified a new potential deposit on the property. The new copper-molybdenum zone, the Main Zone Extension, is directly north of the Huckleberry Main zone pit and easily accessible from the mine site. Exploration at the Main Zone Extension delineated a copper and molybdenum bearing zone over an east-west strike length of approximately 550 metres, a width of approximately 200 metres and to a maximum depth of 200 metres. The mineralized zone is structurally complex and appears as faulted offsets of the Main zone deposit. Mineralization is mostly observed as fracture fillings containing pyrite, chalcopyrite and lesser molybdenite.

In 2005 an initial study of the Main Zone Extension showed it was marginally economic at a long term copper price of US$0.95/lb. Further analysis was completed on two options: the current mine plan which anticipates closure in the third quarter of 2007, and the current mine plan modified to include mining of the Main Zone Extension. A side by side comparison showed that a copper price exceeding US$1.50/lb would have to be maintained in 2008 and 2009 in order for the Main Zone Extension to generate more cash than the current mine plan. The analysis of the Main Zone Extension also highlighted a fault at the north end of the Main zone pit. This adds an additional element of uncertainty, in that the Main Zone Extension requires the development of a new pit north of the Main zone pit, which is now filled with tailings. Based on this information, the Board of Huckleberry Mines Ltd. resolved not to proceed with the Main Zone Extension at that time.

In 2005 exploration was carried out at the Whiting Creek prospect situated approximately 8 kilometers north of the Huckleberry mine site. Historical exploration at Whiting Creek had defined three mineralized zones; the Ridge stockwork molybdenum zone, the Rusty porphyry copper/molybdenum zone, and the Creek porphyry copper/molybdenum zone. The drill program completed in November focused on the Creek zone and tested the connection between the Creek and Ridge zones, and the extensions of the Creek zone to the north. The drill results were not encouraging, effectively closing the Creek zone to the north and east.

In July 2006 the Board of Huckleberry Mines Ltd. approved management's recommendation to proceed with the extension of the Main Zone Extension subject to government approvals. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010. The mine design and estimates were prepared under the supervision of Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who was designated as the Qualified Person.

A fourth stage of diamond drilling was completed on the Main Zone Extension deposit in mid-2006. The goal of the program was to update geotechnical studies, initiate acid-base-accounting analyses and up-grade the resource estimate. A total of 2,486 metres were drilled in 18 holes. Diamond drill testing of a western extension of the Main Zone Extension deposit confirmed that copper mineralization occurs near surface in this area, but the extension remains sub-economic. Drilling in broken ground may have caused milling of the core fragments with loss of sulphides to the drilling fluids. Grades in the western extension may accordingly be underestimated. Infill drilling within the Main Zone Extension deposit resulted in moderate increases to modeled copper grade estimate.

In the fall of 2006, a regional exploration program was undertaken east and north of the mine site. Fugro Airborne Surveys was engaged to survey both the Huckleberry mine site and the mineral claims acquired by staking in 2006. Electromagnetic and magnetic airborne geophysical methods were used. To complement the airborne survey, a ground geochemical survey explored approximately 560 hectares east of the mine site. The geochemical survey was continued and expanded in 2008 to cover targets northwest of the Huckleberry glacial till borrow pit, and at KM103 on the Huckleberry access road.

The airborne geophysical survey completed in November 2006 indicated a magnetic and electromagnetic anomaly north and east of the glacial till borrow pit at the Huckleberry mine. The anomalous area was further tested with ground magnetic and soil and rock geochemical surveys. Three Reverse Circulation and four diamond drill holes were completed to test the anomalies. The electromagnetic response appears to arise from bands of graphite intersected in the drill holes. No further work is proposed for this target.

In 2007 several drill programs were undertaken, including regional basal till sampling, diamond drilling on the Huckleberry mine site, diamond drilling on targets identified in the regional exploration program, and reverse circulation drilling both on and off the mine site.

During late winter and early spring of 2007, a program of basal till sampling was undertaken to test targets identified from the airborne geophysical survey completed in November 2006. Forest Service roads were used for drill access. Record accumulations of snow over the winter of 2006/2007 required extensive snow removal to prepare for drilling. Seventy-four holes were drilled to test the basal till horizon. Samples of till were analyzed in the Huckleberry laboratory for copper, molybdenum, and silver. Samples collected from the basal till were processed at CF Minerals Research Laboratories in Kelowna, British Columbia using heavy liquid separation. The resulting heavy mineral fractions were analyzed at ALS Chemex Laboratories in Vancouver. The purpose of the heavy mineral separation was to remove lighter fractions from distal sources of sediment and analyze the heavy fractions, which may be derived from local sources. Results from the basal till sampling program, along with ground electromagnetic surveys were used to generate targets for testing with a diamond drill.

In June 2007 a pit slope failure occurred at the East zone pit. No injuries were sustained as employees and equipment were moved to other workplaces when cracks in the highwall were noticed. A large volume of rock from the northern highwall of the East zone pit was displaced into the pit. The East zone pit was nearing the end of its reserve life, and was scheduled to be completed in July 2007. Other parts of the mine were not affected by this slope failure, and milling continued with stockpiled ore being treated. Production was maintained from these stockpiles along with accelerated production from the new Main Zone Extension pit.

A helicopter supported diamond drilling program on the Whiting Creek property began in July of 2008 and was completed in October 2008. The program consisted of seven diamond drill holes for a total of 2,028 metres of BTW drilling. The program was initially designed to test the Upper Ridge zone in the northeastern portion of the property, an area that had not been previously drilled. Four holes were originally planned for the zone but after disappointing results from the first hole, WC08-01, the focus of the program was shifted to a large molybdenum in soils anomaly in the central-eastern portion of the property. This anomaly is underlain by Hornfelsed volcanic rocks similar to the main host rock at Huckleberry mine. These rocks are cut by stockwork quartz veining containing molybdenite and lesser amounts of chalcopyrite. Drill holes WC08-02 to WC08-06 were all drilled on this zone. Results for molybdenum were very encouraging and further work in this zone is warranted.

The last hole of the 2008 program, WC08-07, was drilled in the southwestern portion of the Creek zone and targeted an area where previous drilling had returned good values in both copper and molybdenum. The hole returned 0.040% copper but no significant molybdenum values. The hole was lost at 189.9 metres and was moderately improving in grade and alteration over the last 35 metres.

Assay results for the 2008 Whiting Creek drilling program are presented in the table below.

2008 Drill Results								
Hole	Dip	Azimuth	Depth (m)	Cu %	Mo %	Width (m)	From	To
WC-08-01	-90	0	353.57	0.035	0.000	349.32	4.25	353.57
WC-08-02	-80	275	365.75	0.056	0.022	360.45	5.30	365.75
incl.				0.091	0.027	110.50	5.30	115.80
incl.				0.088	0.046	57.50	290.00	347.50
WC-08-03	-60	135	105.77	0.051	0.057	105.77	0.00	105.77
WC-08-04	-90	0	374.90	0.043	0.028	366.40	8.50	374.90
WC-08-05	-65	120	405.38	0.034	0.013	398.18	7.20	405.38
incl.				0.040	0.023	87.50	145.00	232.50
WC-08-06	-55	240	233.17	0.066	0.016	224.27	8.90	233.17
incl.				0.108	0.038	45.67	187.50	233.17
WC-08-07	-60	225	189.89	0.040	0.002	186.19	3.70	189.89
		Total	2028.43					

Mineralization

Mineralization is similar in both the Main and East zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface. It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East zone was discovered after the Main zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres in 170 holes have been drilled on the Main zone, and 23,744 metres in 131 holes on the East zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the East zone deposit. Core specimens were weighed in air and water.

The ratio of air to air/water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

Drilling

Two anomalous areas arising from the 2006 airborne survey and the 2007 basal till sampling were selected for further testing. A ground geochemical survey confirmed the presence of copper and molybdenum in soils at KM103, and a ground electromagnetic survey confirmed the presence of a bedrock conductor at KM107. Three diamond drill holes were completed at KM103 in 2007. Three diamond drill holes were completed and one hole was abandoned at KM107 in 2007. Testing of the anomaly at KM103 and KM107 resumed in January 2008 with six more holes completed and three holes abandoned. Drilling at KM103 did not explain the airborne anomaly nor the high concentration of copper and molybdenum in the till. Drilling at KM107 did not explain the conductors identified in the airborne or ground electromagnetic surveys. Further work is warranted to identify the source of copper reported in the overburden sampling.

Three diamond drill holes were completed in Spring 2007 on the Base Station Anomaly. The anomaly was identified from the 2006 airborne magnetic and electromagnetic survey, and is located on the southeastern highwall of the East pit at the Huckleberry mine. Results of the program indicated sub-economic concentrations of copper. The June 2007 slope failure in East pit curtailed all further exploration around East pit. No further work is warranted for this target.

A ridge of bedrock has been left between the Main zone and the Main Zone Extension pits. The area has been partially tested in prior exploration programs, but the level of information was not adequate for inclusion in mining plans. Production sampling in the Main zone pit has indicated economic concentrations of copper in the highwall. In the past, diamond drilling of the saddle zone has been hampered by broken ground and poor core recoveries. During the fall of 2007, nineteen diamond drill holes were completed in the Main zone and the Main zone Extension saddle zone. Where diamond drilling was unable to proceed, Reverse Circulation, down the hole hammer and rotary drilling were used to collect samples. A total of sixteen Reverse Circulation, down the hole hammer and rotary holes were completed in the saddle zone and in the western extension of the saddle zone. Construction of block models of the distribution of copper and molybdenum were started in late 2007 and will be completed in early 2008.

Diamond drilling services in 2006 were provided by Britton Brothers Diamond Drilling of Smithers, British Columbia. Geotechnical testing services were provided by Golder Associates. For analytical purposes, core was split using 2.5 metre sample intervals. In 2006 a total of 18 holes totaling 2,486 metres were drilled. All reject core and all coarse and fine analytical rejects are stored at the Huckleberry mine site.

Diamond drilling in the 2004/2005 program was provided by Beaupre Diamond Drilling of Princeton, BC, and to a lesser extent by Hy-Tech Diamond Drilling of Smithers, British Columbia. A total of 51 holes were drilled in 2004 totaling 8,153 metres. All industry standard procedures were followed in the program. Diamond drill core was photographed, geotechnically and geologically logged prior to splitting for analysis.

Prior to 2004, drill core was split in its entirety over three-metre intervals with the exception of the 6 drill holes in the TMF-3 zone, which were selectively split and sampled, with wide intervals of unmineralized post-mineral dykes. Drill core is stored in the East zone core racks, southeast of the East zone ultimate pit. The core samples and 227 zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish. Previous drilling had been conducted for more than 30 years on the property.

Sampling and Analysis

For the 2008 Whiting Creek diamond drilling program all core and rock samples were analyzed for copper and molybdenum at the Huckleberry mine laboratory. ICP analysis was performed by Acme Analytical Laboratories Ltd., Vancouver, BC. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs.

For the basal till drilling conducted in Spring 2007, the Reverse Circulation drill samples were processed at CF Minerals Research Laboratories in Kelowna, British Columbia using heavy liquid separation. The resulting heavy mineral fractions were analyzed at ALS Chemex Laboratories in Vancouver.

For diamond drilling conducted between 2004 and 2007, diamond drill cores were split and sampled at two and a half metre intervals, with adjustments made to the sample intervals at geological boundaries. Increasing levels of quality analysis and quality control were applied from the 2004 to the 2007 drilling. Analytical checks included the insertion of duplicates, blanks, and standards. Duplicates were submitted as duplicate samples of split core, as coarse reject and as pulp duplicates. Blanks are prepared samples with no measurable base or precious metals. Standard samples were blended from ore samples collected from the active mine workings. Certified reference materials were purchased from CANMET and inserted into the sample stream. All analyses were performed using the laboratory facilities at the Huckleberry mine site. ALS Chemex laboratory (Vancouver), a certified assayer, was chosen for submission of 1 in 20 coarse rejects and 1 in 20 pulp rejects. Of the 6,342 core intervals analyzed between 2004 and 2006, approximately 1 in 8 analyses were subjected to some form of quality control. Prior to 2004, all drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Security of Samples

The 2008 Whiting Creek diamond drilling program was supervised by Gary Roste, B.Sc., P.Geo,, an employee of Imperial Metals Corporation.

For the 2004-2007 diamond drill programs, samples were collected and transported to the laboratory under the supervision of Peter L. Ogryzlo, M.Sc., P.Geo., an employee of Huckleberry. Independent verification of sampling, sample security and quality assurance/quality control procedures from 2004-2006 was under the supervision of Barbara Welsh, P. Eng., an employee of Huckleberry. Verification of sampling procedures in 2007 was under the supervision of Syed Najam Tameem, M.Sc.

All coarse and fine sample reject material and all split diamond drill core is stored at the Huckleberry mine site for future reference. Critical review of sampling and assaying procedures up to June 2006 was provided by D. Thomas of AMEC Americas LTD. Prior to 2004 field duplicates were collected and analyzed from two separate samples from the same core interval. They were used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation. Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates.

Mineral Reserve Estimate

The Main Zone Extension is the only pit actively operating at Huckleberry. On December 31, 2008 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.224%. Probable reserves at December 31, 2008 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.(ref: News Release date March 30, 2009 herein incorporated by reference).

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	8,368,000	0.362	0.005	0.37:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

Mining Operations

Production

The following table provides Huckleberry's total mine production for the past three years, 50% of which is allocable to Imperial.

For the Years Ended	December 31, 2008	December 31, 2007	December 31, 2006
Ore milled (tonnes)	6,031,300	6,477,600	6,646,200
Ore milled per calendar day (tonnes)	16,479	17,747	18,209
Grade % – Copper	0.316	0.442	0.556
Grade % – Molybdenum	0.006	0.013	0.015
Recovery % – Copper	88.5	87.4	86.9
Recovery % – Molybdenum	23.2	8.1	14.3
Copper produced (lbs)	37,219,000	55,145,000	70,838,000
Gold produced (oz)	3,058	5,847	9,255
Silver produced (oz)	245,781	212,735	246,353
Molybdenum produced (lbs)	185,798	304,224	306,250

Production Forecast

For the remainder of the mine life, production will be from the Main Zone Extension pit, and annual copper production will be reduced to approximately 39 million pounds as the grade in this pit is about 0.36% copper. Planned production for 2009 includes 35 million pounds copper, 2.4 thousand ounces gold and 195 thousand ounces silver.

Mining Method

Huckleberry is an open pit copper/molybdenum mine. Ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The loading equipment is a combination of PH1900 & 2100 electric shovels, Komatsu PC2000 Excavator and Caterpillar 992 loaders. The haulage fleet includes Caterpillar 777C's and Caterpillar 785B's.

Mine Life

The current mine life for the Huckleberry is 2010. Exploration will continue in 2009 to find additional reserves.

Metallurgical Process

Ore from the pit is delivered to a 42"x 65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A Grinding Improvement Project (SAG pebble circuit) was completed by mid 2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Markets

Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining. Huckleberry molybdenum concentrates are sold to a molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts

All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported by truck to the Port of Stewart, British Columbia and then by bulk carrier. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates.

Environmental Conditions

The Ministry of Energy and Mines and other provincial government authorities currently require $3.2 million in mining and other permits. This amount is held in cash and term deposits. Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development and reclaimed areas. The report also includes an estimate of the total reclamation costs. Huckleberry has received a permit to discharge water from the tailings impoundment to Tahtsa Reach. The quality of water being discharged is compliant with both Provincial and Federal Government requirements. The Cheslatta Carrier Nation appealed the granting of the discharge permit. The appeal has been adjourned.

Taxes

Applicable taxes for Huckleberry are British Columbia and Canadian Federal Income Taxes at 31% of taxable income; BC Mineral Tax at a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

STERLING PROPERTY

Project Description and Location

Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial, is owner of the Sterling property located in southern Nye County, Nevada about 115 miles northwest of Las Vegas.

The Sterling property consists of 272 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total. Total land claims, including Sterling, Tungsten Canyon, Fluorspar Canyon and Mary-Goldspar, are comprised of 682 lode mining claims covering 5,453 hectares (13,475 acres), are located on land administered by the U.S. Bureau of Land Management. A claim map is provided on page 35A.

Permits & Environmental Liabilities

In 2006 permitting for the construction of an underground ramp to access the 144 zone was received. All required permits for exploration and mining are either current or the renewal is under review by the Nevada State Environmental Protection and the Bureau of Land Management. Detailed information of the permits and environmental liabilities is provided in the **2006 Sterling Report** (herein incorporated by reference).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible via US Highway 95 from Las Vegas, a distance of 115 miles. A good secondary eight mile gravel road turns off the north side of the highway at Mile 45.9, 15 miles southeast of the town of Beatty. Beatty's population is around 1,200 and is the nearest centre for lodging and basic services. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

The property lies on the east side of Bare Mountain, a small mountain range at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south.

The 144 zone is at the 4,000 foot elevation, on the lower eastern slopes of Bare Mountain. The mine and infrastructure are at around the 4,100 foot elevation. The historic leach pad, which was reclaimed in early 2007, is on the upper edge of the adjacent pediment (3,800 feet). A new leach pad that will accommodate the 144 zone ore is planned immediately adjacent to the historic leach pad, at 3,789 feet elevation, also on the adjacent pediment.

The mine elevation is between 3,799 feet and 4,071 feet on the lower slopes of Bare Mountain which summits at 6,317 feet. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat.

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. Several steel containers are used to securely store 144 zone drill core, pulps and rejects. There is also a mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided by generators on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area includes operating ponds and a gold extraction circuit. An assay laboratory was in use during mining but is not operational at present.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat located about 3.5 miles east-southeast of the mine. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 617 feet and operates at a rate of 45 gallons per minute. Pumping capacity to the mine site is 50 gallons per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones and satellite internet. Cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

The climate is arid, with typical desert vegetation. Annual precipitation averages 4 inches in the form of rain or snow, mainly in the winter or late spring, and the occasional thunderstorm. High winds are frequent during the winter. Temperatures normally range from 30°F in the winter to 110°F in the summer. The evaporation rate is about 60 inches per year. Occasionally high winds and frost or snow in January and February have frozen water lines on the property for several days causing minor interruptions of the gold leaching system. Exploration and development activities at Sterling proceed year round.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture in 1980, comprising Saga Exploration Company, E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980 with Saga as the operator. Between 1987 and 1995 Cathedral Gold U.S. Corporation ("Cathedral US") accumulated a 90% interest in the property and took over the operation of the Sterling Mine Joint Venture. Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) Inc. conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral US from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral Gold Corporation granted pursuant to a debt settlement arrangement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Mining parameters were set to maintain an average production gold grade of approximately 0.25 oz/st (8.57 g/t) which effectively kept the underground mining cutoff grade at 0.1 oz/st (3.43 g/t). Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching.

After mine production ceased the leach pad continued to be rinsed, producing minor amounts of gold, until October 2001. Additional ore from a low grade stockpile was added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 oz/st (7.44 g/t). Recoveries from the heap leach averaged 88% of the cyanide soluble gold.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, the Company embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 zone.

Although the surface rock sampling of the 144 zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

In 2001, to test the area around hole 89-144 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 699 feet below the surface. This became the 144 zone discovery hole 01-7A. Total 2001 drilling in the 144 zone was 8,600 feet in 11 holes, 4828 feet in 6 holes in 2002, and 9,000 feet in 30 holes in 2003.

No drilling was conducted in 2004 or 2005.

From 2006 to 2007 an extensive regional rock sampling and geological mapping program was initiated, covering much of the southwestern, eastern and northern flanks of Bare Mountain. Geochemical anomalies were identified in the investigated areas and both high and low-angle structures were evaluated for gold-mineralization potential. Following up on these results, several test areas were identified for follow-up exploration drilling.

In 2007 a 3,352 ft decline was excavated into the 144 zone, which included the construction of larger bays to accommodate underground drilling. The underground drill program was initiated in 2008 which further defined the gold mineralization within the main 144 zone, and explored the new breccias encountered east of the dike. The total resource of the 144 zone was expanded through the addition of the eastern extension and the discovery of an open-ended gold mineralization trend to the west of the main 144 zone. The latite dike which divides the two halves of the 144 zone was also found to contain significant gold mineralization, which expanded the number and volume of potentially gold hosting lithologies.

In order to follow up on surface exploration results, a total of 5 reverse circulation drill holes totaling 6,490 feet were drilled on the eastern and northern flanks of Bare Mountain. This drilling encountered low grade gold mineralization and large geochemical anomalies associated with nearby surface gold mineralization..

Expansion of a north-directed side drift in the 144 zone decline on the west side of the 144 zone latite dike was achieved in early 2009. This drift was lengthened by 80 feet as of the end of February 2009, and crossed silicified and clay altered breccia of the north margin of the main 144 zone. Rib samples of this breccia returned gold grades consistent with the lower grade gold mineralization previously encountered on the north margin of the main 144 zone mineralization west of the latite dike. It is expected this expanded drift will provide a drilling platform for further underground drilling of the northern portion of the 144 zone mineralization.

Geological Setting

Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western U.S, particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the late-Paleozoic to Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology: Sterling Mine and 144 Zone Area

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined out Sterling deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 400 feet. The Tertiary Reudy normal fault is a key element of the 144 zone.

In the mined out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor north northeast trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 750 feet below the surface. Past exploration was rarely carried out to this depth. The 144 zone is centered on the high-angle, east-side down Reudy fault and a cross-cutting fault-hosted latite dike, and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Property Geology: Bare Mountain

Across the remaining claim blocks that span Bare Mountain, you can find many of the geological elements that are important to gold mineralization in the Sterling mine and 144 zone. Mainly, Tertiary age porphyry quartz latite dikes typically occupy north-trending faults, high-angle Tertiary age faults act as gold mineralization control structures, and low-angle structures also juxtapose various carbonate and siliciclastic lithologies in ways that control mineralization potential.

At northern Bare Mountain, however, the Tertiary-age low-angle Fluorspar Canyon Detachment is also present as an additional structural factor, and has controlled mineralization at several nearby gold deposits. These include the Bullfrog, Daisy, West zone, Secret Pass and Mother Lode deposits, all of which have been subject to past mining operations and have yielded more than 3 million ounces of produced gold.

As is the case with the Sterling Thrust in southern Bare Mountain, low-angle thrust faulting of Late Paleozoic to Mesozoic age has also affected the rocks of northern Bare Mountain. This has occurred principally in the form of the Meiklejohn Thrust, which has thrust Ordovician and Silurian carbonates over Devonian to Carboniferous carbonates and siltstones. Because the Meiklejohn Thrust and Fluorspar Canyon Detachment are approximately spatially coincident, the Meiklejohn Thrust has been reactivated during Tertiary time, and shows evidence of more extensive lateral fluid transfer than that observed on the Sterling Thrust.

Intersections between high-angle faults and the Fluorspar Canyon Detachment and Meiklejohn Thrust form the basis of exploration and drilling targets for the 2007 exploration program.

Exploration

Drilling conducted in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/st gold. Hole 01-7A returned grades of 0.150 oz/st gold over 110 feet. A follow up hole 01-9 returned 0.570 oz/st gold over 44.3 feet including 1.03 oz/st gold over 20.0 feet. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 750 feet below surface and some 300 feet below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program were conducted to further test the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 zone. Results were used to focus exploration efforts aimed at expanding the 144 zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P.Geo., who was designated as the Qualified Person.

In 2003 a total of 30 holes for 9,000 feet were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone currently stand at approximately 750 feet north south and 500 feet east west, centered on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 zone gold bearing structure. The claims cover approximately 599 acres.

In 2004 planning and permitting for an underground exploration program was initiated, but the program was subsequently put on hold as Imperial's focus shifted from the Sterling property to the reopening of the Mount Polley mine in British Columbia.

Excavation of a decline into the 144 zone began in December 2006, and was completed to a depth of 3,352 feet in November 2007. Two exploration drifts were built off the main decline below the 144 zone that housed drill stations that provided platforms for detailed drilling of the 144 zone from underground. Underground diamond drilling began in mid January 2008. The overall objective of the program is to outline sufficient resources to restart mine operations. Mineral resources for the 144 zone drilled before the start of the 2008 underground drill program were 194,640 tonnes, grading 0.216 oz/st gold containing over 46,344 ounces of gold.

In the decline east of the previously defined 144 zone, chip rib sampling carried out during decline construction intersected continuous gold mineralization averaging 0.039 troy oz/st (1.33 g/t) over a distance of more than 150 feet. This mineralization is hosted in hydrothermal breccias similar to the lower grade breccia envelope that surrounds the higher grade mineralization in the 144 zone. A grab sample from a muck bay located 300 feet further east, graded 0.158 oz/st (5.42 g/t) gold. This sample is also from a hydrothermal breccia but it is present in silty dolomite, a different stratigraphy than the 144 zone.

Following on the previous rib sampling program, a series of grab samples were collected from a 30 foot stub drift east of the 144 zone which averaged 0.20 oz/st (6.27 g/t) gold. One sample returned a grade of 0.71 oz/st (22.1 g/t) gold in a silicified fault breccia. The drift terminated in mineralized rock. These assays indicated that a strong gold mineralization system was also present east of the latite dike that formed the eastern boundary of the previously known 144 zone mineralization.

From 2006 to 2007 an extensive regional rock sampling and geological mapping program was initiated, covering much of the southwestern, eastern and northern flanks of Bare Mountain. Geochemical anomalies were identified in the investigated areas and both high and low-angle structures were evaluated for gold-mineralization potential. Following upon these results, several test areas were identified for follow-up exploration drilling.

The 2007 field work also included testing of a ground based magnetometer on two target areas in the Fluorspar Canyon and Tungsten Canyon areas. The magnetic survey was able to distinguish large faults and historic underground workings in the Fluorspar Canyon area, where overlying alluvium was mostly non-magnetic, but failed to penetrate more than a few feet of unconsolidated sediment in the Tungsten Canyon area, where the alluvium had a moderate magnetic signature.

In 2008 an underground drill program was initiated in the 144 zone drift which further defined the gold mineralization within the main 144 zone, and explored the new breccias encountered east of the dike. The total resource of the 144 zone was expanded through the addition of the eastern extension and the discovery of an open-ended gold mineralization trend to the west of the main 144 zone. Additionally, the latite dike which divides the main deposit from the east extension was found to host gold mineralization up to 0.15 oz/t (4.95 g/t) gold in unbrecciated, clay altered latite from the centre of the dike. During 2008, a total of 13,527.5 feet of BQ and NQ diamond drilling was conducted as part of the underground program.

In order to follow up on surface exploration results, a total of 5 reverse circulation drill holes totaling 6,490 feet were drilled on the eastern and northern flanks of Bare Mountain in the Fluorspar Canyon, Mary and Crater Flats areas. This drilling encountered low grade gold mineralization and large geochemical anomalies associated with nearby surface gold mineralization.

Mineralization

The 144 zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extends somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact. Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Drilling

In 2001 a total of 11 holes totaling 8,600 feet were drilled at the 144 zone. Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear). A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. Wet drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 01-15 were left with 20 feet of casing; casing was pulled in all the other holes according to the drillers' records. Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 50 foot intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet of 0.044 oz/st gold. Hole 01-7A returned grades of 0.15 oz/st gold over 110 feet, including 0.32 oz/st gold over 20.0 feet. A follow up hole 01-9 returned 0.570 oz/st gold over 44.3 feet including 1.03 oz/st gold over 20.0 feet. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet below surface and some 300 feet below the lower most underground workings at Sterling. The target area is open to depth and laterally. Following, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 300 feet east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in. Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear. After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions.

In the summer of 2002 a program of 6 holes were drilled totaling 4,830 feet. All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs. The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a four day break, it was completed in one phase. Prior to drilling the hole collars were surveyed by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all 6 holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.51 oz/st gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/st gold and 3.5 feet of 0.28 oz/st gold within a larger 125 foot wide zone grading 0.13 oz/st gold.

In 2003 a total of 33 holes totaling 9,000 feet were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 zone to 500 feet by 750 feet.

No drilling was conducted in 2004 and 2005.

Excavation of a decline into the 144 zone began in December 2006, and was completed to a depth of 3,352 feet in November 2007.

Underground diamond drilling, conducted by Spring Valley Drilling of Hot Springs, Montana, began mid January 2008 and lasted until mid May 2008, proceeding 24 hours a day on two 12-hour shifts. Drill rigs were operated by one driller with one or two helpers. Most drill holes were surveyed with a Reflex multishot magnetic down hole survey tool.

By mid May 2008 a total of 13,527.5 feet of BQ and NQ diameter diamond drilling had been completed. Approximately 7,000 feet were allocated to further definition and delineation of the 144 zone west of the latite dike, while the remainder focused on exploration of the new gold-bearing breccias and stratigraphy discovered during decline excavation east of the latite dike. The best drill hole within the 144 zone was consistent with the better grades observed in the surface drill program. SU08-11 returned 0.14 oz/st (4.80 g/t) gold over 153.5 feet, including 0.54 oz/st (18.51 g/t) over 7.5 feet.

Four diamond drill holes that were drilled east of the dike all returned gold values of greater than 0.10 oz/st (3.44 g/t) gold. The best of these holes was SU08-16, which returned 79.5 feet averaging 0.13 oz/st (4.46 g/t), including 15 feet of 0.30 oz/st (10.28 g/t) gold. These drill holes confirmed the existence of significant gold mineralization east of the latite dike and represent a major extension on the 144 zone.

Following preliminary drilling in the east extension, drill holes were planned that crossed through the latite dike which divides the 144 zone. These were designed to test the continuity and tenor of gold mineralization across the entire width of the 144 zone including the east extension. Drill hole SU08-31 discovered gold mineralization of 0.15 oz/t (4.95) g/t gold over five feet within unbrecciated dike material at the centre of the latite dike in the middle of the 144 zone. Gold mineralization within the dike on the north end of the deposit was confirmed in drill hole SU08-52, which encountered unbrecciated latite dike grading 0.04 oz/t (1.36 g/t) gold over 5 feet at the centre of the dike. These drill holes demonstrated the wider potential for gold mineralization within the latite dike and increased the variety of potential gold-hosting lithologies in the 144 zone.

In addition to the underground drilling, a surface drill program was conducted as a first phase follow up to the program of surface mapping and sampling conducted over the past two years. A total of five reverse circulation holes were drilled. One was located at the Mary claim area, three holes were at the Flourspar Canyon claim area, and one hole was located on the east flank of Bare Mountain to the south of the 144 Zone. Reverse circulation drilling totaled 6,490 feet. Anomalous gold values were intersected in all of the drill holes, with the highest value being 0.05 oz/st (1.55 g/t) over 5 feet. [ref: Jan21/08; Mar 13/08; May 21/08;Jul 29/08 News Releases, herein incorporated by reference]

Sampling and Analysis

Reverse circulation drilling was utilized in 2001 and 2003 and 2008. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout these programs. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 25 feet or 50 feet of consecutive samples, and the sack taped closed. One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay. In 2008 Florin Analytical Services (Reno, Nevada) provided analytical services.

During the 2001 to 2003 programs, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates) for quality control purposes. In general, one blank and one duplicate were submitted for every 20 samples from the drill core. During the 2008 program, a blank, standard and duplicate was added to every series of 20 rock chip samples. Standards were formatted to know high, medium and low gold values.

Detailed information of the sampling and analysis program followed during the 2001 to 2003 drilling is contained in the 2006 Sterling Report (herein incorporated by reference).

Security of Samples

All drill cuttings and core the programs were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to windowless steel containers which are used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the four geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic zip straps which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

During the 2001 to 2003 programs, all samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. This procedure was repeated with Florin Analytical Services in 2008, but the driving was done by one of the technical staff members. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

Mineral Resource and Mineral Reserve Estimates

The 2006 Sterling Report (herein incorporated by reference) included a new resource estimate for both the 144 zone and the Panama zone. The Panama zone is a near surface deposit just south of the old Ambrose pit. The Panama zone is being looked at as a shallow open pit target that would be developed in conjunction with the 144 zone. The 2006 Sterling Report recommends undertaking an exploration decline down to the 144 zone. This 1,170 metre decline will be used to take a bulk sample of the 144 zone for leach testing and also used for staging further exploration drilling.

Sterling Mineral Resource Summary

Zone	Resources	Short Ton	Grade Gold OPT	Metric Tonnes	Grade Gold g/t	Contained Ounces
144	Indicated and Measured	214,554	0.216	194,640	7.41	46,344
Panama	Indicated and Measured	103,040	0.082	93,476	2.81	8,449

The ore reserves and resources were calculated and verified Greg Gillstrom, P.Eng, Geological Engineer, designated as the Qualified Person as defined by National Instrument 43-101.

Mining Operations

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 oz/st (7.44 g/t) gold.

RED CHRIS PROPERTY

Project Description and Location

Red Chris Development Company Ltd. ("RCDC") is a wholly owned subsidiary of Imperial. RCDC has a 100% interest in the Red Chris property, subject to a 24% reversionary carried ownership interest ("RCOI") held by American Bullion Minerals Ltd. ("ABML") and a 1.8% net smelter return royalty by Falconbridge Limited. The 1.8% NSR is an industry standard net smelter return royalty that can be bought down to 1.0% at any time prior to commencement of commercial production in consideration of $1 million. The RCOI is an interest which gives the holder the right to receive payment after commencement of commercial production on the Red Chris property and after all costs incurred on or in connection with the property have been repaid in full. The RCOI becomes a net 24% working interest after commencement of commercial production on the Red Chris property and becomes assessable for a 24% share of costs and other royalty burden after commencement of commercial production. RCDC owns a 52% interest in ABML.

The Red Chris project is located in northwest British Columbia, approximately 18 kilometres southeast of the Iskut village, 80 kilometres south of Dease Lake, and 12 kilometres east of the Stewart-Cassiar Highway (Highway 37). A claim map is provided on page 44A.

The Red Chris project is comprised of the Red Chris property and the Red claims.

The Red Chris property consists of 49 mineral claims covering 10,183 hectares. Mineral tenure number 541653 has been legally surveyed and submitted for conversion to a Mining Lease.

The Red claims consist of 17 mineral claims covering 7,070 hectares. Imperial owns 100% of the Red claims and there are no underlying interests.

Permits & Environmental Liabilities

The Red Chris project received Provincial Government approval for mine development under the British Columbia Environmental Assessment Process in July 2005. Development of the Red Chris into a mine is contingent upon the construction of a power line to service northwest British Columbia. At present, the power supply grid extends only to Meziadin Junction, a distance of 257 kilometres from the property.

The Red Chris project has Federal Government approval for the right to proceed under the Canadian Environmental Assessment Act, however in September 2007 the Federal Court of Canada ruled the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review, and not as a screening level review, setting aside the Federal Screening Report on the Red Chris project issued in May 2006.

In October 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and Imperial. In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave of appeal from the decision of the Federal Court of Appeal issued in June 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the Canadian Environmental Assessment Act ("CEAA"). The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. MiningWatch filed its notice of appeal within the 30 day time limit. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to be completed in late 2009 or early 2010.

At issue is the nature of the discretion of Federal authorities to scope a project under the CEAA. The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

In its June 2008 decision the Federal Court of Appeal concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA. The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged and that the appeal to the Federal Court of Appeal involved matters of statutory interpretation.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review similar to the work that has been carried out by the Province under the B.C. Environmental Assessment Act. (ref: Dec 18/Sept 16/ Jun 16, 2008 News Releases, herein incorporated by reference)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Commercial aircraft service the Dease Lake airport and the Bob Quinn airstrip, located 111 kilometres south of Iskut along Highway 37. The nearest gravel airstrip is located in Iskut. The closest port with a ship loading facility is at Stewart, a distance of 320 kilometres from the Red Chris property.

Current access to the Red Chris property from Highway 37 is 6.5 kilometres along Ealue Lake Road, then along a 17 kilometre access road. The access road was constructed in 2008 and allows all weather access to the site, extends the working season, lowers exploration costs, and reduces the need for helicopter support resulting in safer working conditions. Prior exploration programs required helicopter support which was based in Dease Lake, with a staging area at Tatogga Lake Lodge located due west of Red Chris on Highway 37.

The size of the Red Chris project land position is considered adequate for the development of on site infrastructure for open pit mining.

The Red Chris property is situated on the eastern portion of the Todagin upland plateau which forms a subdivision of the Klastine Plateau along the northern margin of the Skeena Mountains. Elevations on the property are typically 1,500 ±30 metres with relatively flat topography broken by several deep creek gullies. Bedrock exposure is confined to the higher-relief drainages and along mountainous ridges. The majority of the property is covered by several metres of glacial till. Vegetation on the plateau consists of scrub birch and willow, grasses, and mosses. Within the creek valleys, are several varieties of conifer and deciduous trees including balsam, fir, cedar, spruce, and aspen.

The project area lies in a region of moderate annual precipitation with an average of 406 millimetres total annual precipitation measured over a 35 year period of record in Dease Lake. Precipitation is more or less evenly distributed throughout the year, with April to May receiving the least and August to December the most. Temperatures vary from a low of minus 21° Celcius in January to a high of 9° Celcius in July with temperature extremes ranging from minus 50 ° to 30 ° Celcius. Approximately five months of the year are in winter conditions.

The climate, topography, availability of water and skilled labour are all factors amenable to the development of a mine.

History

The first recorded exploration of the project area occurred in 1956 when Conwest Exploration Limited staked the Windy claims to cover prominent limonitic gossans on the Todagin Plateau. The showings consisted of a large oxidized area with small amounts of azurite and malachite. Work consisted of a limited amount of open-cutting and pack-sack drilling.

In September 1968 Great Plains Development Co. of Canada staked the Chris and Money claims to cover the headwaters of a stream in the western portion of the present project area, based on a strong copper anomaly in stream sediments. Over the next two years Great Plains conducted geological and geochemical surveys followed by two diamond drill holes in 1970 totaling 309 metres. One of the holes (70-2) intersected 0.25% copper over 73 metres. During the next two years, additional surveys were completed including geologic mapping, ground magnetics and induced polarization surveys, followed by the drilling of eight diamond drill holes in 1972, totaling 922 metres. These holes intersected weak pervasive (hypogene) alteration controlled by fracturing with low supergene copper mineralization near surface.

In 1970 Silver Standard Mines Ltd. staked the Red and Sus claims to the north and east of the Chris claim group. In 1971 Silver Standard conducted geologic mapping and soil geochemical surveys over the claims and tested anomalies with bulldozer trenches near the common boundary between the Red and Chris claims. Two trenches exposed low-grade copper mineralization in intrusive rocks. Ecstall Mining Limited (which later became Texasgulf Canada Limited, the Canadian subsidiary of Texasgulf Inc.), optioned the Silver Standard claims in 1973 and drilled 14 percussion holes totaling 914 metres of which half intersected low grade copper mineralization.

In 1974 Texasgulf Canada Ltd. formed an agreement with Silver Standard and Great Plains to acquire an option on 60% of the combined Red and Chris groups of claims and paying 80% of costs with Silver Standard and Great Plains both retaining 20%.

During the years 1974-1976 Texasgulf drilled a total of 67 diamond drill holes (12,284 metres) and 30 percussion holes (2,261 metres). During the 1978 and 1980 field seasons, Texasgulf drilled an additional 7 shallow core holes totaling 1,017 metres to test for near-surface copper/gold mineralization. Property-wide geological, geochemical, and geophysical surveys were also completed during this time. An overburden drill was utilized to test bedrock geochemistry in poorly exposed areas of the property. The results of this program outlined an area 3.4 kilometres long, striking east-northeast, with multiple anomalies greater than 500 ppm copper. This anomalous copper zone effectively outlines the limits of the Red intrusive stock. Magnetometer surveys delineated the northern intrusive contact of the Red Stock with volcanics but could not discriminate between the various intrusive lithologies or the Bowser Lake Group of clastics to the south.

As a result of the Texasgulf exploration, two coalescing east-north-easterly trending zones of copper/gold mineralization named the Main and East zones were outlined. The mineralization was described as pyrite, chalcopyrite, and lesser bornite occurring spatially with zones or quartz vein stockwork near the centre of the Red intrusive stock. The estimated resource in 1976 at a 0.25% copper cut-off was 34.4 million tonnes with an average grade of 0.51% copper and 0.27 g/t gold to a depth of 270 metres in the Main zone and 6.6 million tonnes with average grade of 0.83% copper and 0.72 g/t gold to a depth of 150 metres in the East zone.

No exploration was conducted during 1981 to 1994. A series of corporate takeovers and reorganizations in January 1994 resulted in the ownership of the property divided amongst Falconbridge (60%), Norcen Energy (20%), and

Teck Corporation (20%). ABML acquired an 80% interest in the property in early 1994 with Teck Corporation retaining the remaining 20%. ABML completed a review and evaluation of the exploration completed by previous owners. ABML estimated a possible resource at a 0.20% copper cut-off of 136 million tonnes averaging 0.38% copper and 0.25 g/t gold/t. Within the larger resource, an estimated higher grade core containing 37 million tonnes averaging 0.67% copper and 0.45 g/t gold was defined. ABML recommended 15,000 metres of diamond drilling to upgrade and expand the higher grade core zones and explore the remainder of the property.

During the 1994 field season, ABML completed mineral claim staking, land surveying, line cutting, soil geochemistry, geophysics (including magnetics, VLF EM and induced polarization), camp and core logging facility construction, HQ and NQ diamond drilling totaling 21,417 metres in 58 holes, core sample assaying, acid base accounting studies, base-line environmental studies, a mineral resource estimate, petrographic and metallurgical studies, and documentation. The programs were completed between June and November 1994 at a cost of $4.2 million.

Drilling completed in 1994 extended the lateral dimensions for mineralization in a north-south direction and extended the known copper/gold mineralization over vertical distances of up to 400 metres. Geochemical and geophysical surveys extended the mineralization to the west to include the 600 by 600 metre Far West zone and the 700 by 400 metre Gully zone.

Based on the additional 1994 drill data the measured and indicated resource was estimated at 181 million tonnes averaging 0.4% copper and 0.31 g/t gold at a 0.2% copper cut-off. Terms of proven, probable, and possible were used that under 43-101 Guidelines would conform to Measured, Indicated, and Inferred. An additional 139 million tonnes averaging 0.35% copper and 0.28 g/t gold at the 0.2% copper cut-off was classed as inferred. This resource, estimated by ordinary kriging of 30 x 30 x 15 metre blocks, was compiled and estimated within a 1,300 x 200 metre area to depths of between 1,050 to 1,530 metres above sea level.

The 1995 exploration program (112 holes totaling 36,770 metres) successfully increased the geological resources of the Red Chris deposit across the width of the Red stock and over a 400 metre strike length west of the known mineralization. Significant near-surface copper/gold mineralization was also discovered at the Gully and Far West zones. As of November 1995 the property had been tested by a total of 244 diamond and 44 percussion drill holes, or 74,782 metres of drilling.

In 2003 bcMetals conducted an infill drilling program totaling 16,591metres in 49 drill holes. This resulted in updated measured, indicated, and inferred resourced calculations early in 2004.

The infill drill program completed in 2004 consisted of a total of 6,927 metres in 25 diamond drill holes. Of these holes 10 targeted the Main zone, 4 targeted the saddle zone between the Main and East zones, 6 tested the East zone and 5 condemnation holes were drilled to the north east of the East zone. This resulted in a reinterpretation of the geologic model upon which the resource estimation was based. As a result, the mineralized unit was re-modeled as a single unit, whereas prior to 2004, the Main zone and East zone had been separated, with inner and outer mineralized shells.

In 2004 a feasibility study was completed by AMEC. This feasibility study is summarized in the **2004 Red Chris Report** filed on SEDAR by bcMetals, and herein incorporated by reference.

Exploration in 2006 consisted of 14 drill holes for a total length of 4,679 metres. This consisted of 7 holes in the Gully zone and 2 geotechnical holes 300 metres to 600 metres northeast of the pit limit, in the vicinity of the then-proposed mill site. In addition 5 holes were drilled within the East and Main zones for due diligence and verification purposes under the terms of a joint venture agreement between bcMetals and the Global International Jiangxi Copper Company Ltd, which had recently been announced for the development of Red Chris.

In mid 2006 Imperial launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. In April 2007 Imperial completed the takeover of bcMetals at a cost of $68.6 million. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility.

The Company conducted a deep drilling program in 2007 which was successful in revealing the potential for high grades beneath the current pit design. Exploration tested the vertical continuity of mineralization in the East and Main zones with encouraging results from six deep holes. The mineralized intersection in hole RC07-335, the longest in the Company's history, graded 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over 1024.1 metres, and bottomed in strong mineralization. The mineralization in RC07-335, drilled in the core of the East zone, is continuous from bedrock surface and extends at least 679 vertical metres below the currently designed open pit. In general, the horizontal area of the high grade mineralization in the East zone and the gold to copper ratio of the East zone both appear to increase with depth.

During 2008 the Company installed a 30 metre free span bridge over Coyote Creek, followed by construction of a 17 kilometre road allowing vehicles and equipment to access to the Red Chris camp. The road has reduced helicopter support, and will provide safer working conditions, an extended working season and lower exploration costs.

Following completion of the access road to the Red Chris property in late 2008, a deep drill program was initiated. The initial phase of the program, which would follow up the 2007 drill program, planned to drill twelve 1,500 metre diamond drill holes in the East zone to explore the depth extent of the Red Chris copper/gold deposit. By year end, a total of three holes totaling 2,220 metres were drilled. Drilling to depth was difficult and only hole (RC08-343) was successful in penetrating into the target area below previously known mineralization. RC08-343 was collared approximately 165 metres to the northwest of RC07-335 in an area known from previous drilling to be barren near surface. Drill hole RC08-343 intersected the mineralized zone at 840.3 metres, returning 362.2 metres grading 0.40% copper, 0.53 g/t gold and 1.27 g/t silver, including a 97.5 metre interval of 0.63% copper, 0.96 g/t gold and 1.89 g/t silver. A snapped drill rod resulted in the hole not reaching the target depth of 1,500 metres, however the hole was drilled into an area well to the north of the core mineralization of the East zone and is intended to act as a stem hole which can be used to spur off navigational drill holes which will cut across the deeper portions of the mineralization. The 1,273.2 metre final depth will serve that purpose.

Geological Setting

Regional Geology

The property is situated regionally within the Stikinia Terrane of northern British Columbia. This terrane is dominated by Early Mesozoic and lesser Late Paleozoic island-arc volcanic strata and related subvolcanic intrusions that form a broad northwesterly trending belt along the centre of the province from southern British Columbia into southwestern Yukon Territory, often referred to as the 'Intermontane Belt'. Stikinia terrane arc rocks have been regionally subdivided into Late Paleozoic Stikine, Late Triassic Stuhini, and Early to Middle Jurassic Hazelton Groups. The Late Triassic Stuhini Group rocks are dominated by submarine calc-alkaline basaltic volcanic rocks which are commonly augite-phyric versus those of the Hazelton Group which are dominated by subaerial volcanics that display a broad range in composition from basalt to rhyolite.

The Stikinia terrane probably developed as primarily Late Triassic and Early and Middle Jurassic oceanic island-arcs outboard of the ancient North American continental margin. Island arcs evolved along the western margin of the intervening, Late Paleozoic ocean basin in response to westerly subduction. Early Middle Jurassic arc-continent collision, related to docking of the Stikinia arc with the ancient margin, resulted in southwesterly tectonic emplacement of oceanic Cache Creek terrane rocks above the Stikinia terrane. The uplifted oceanic crust shed clastic flysch sediments southwardly into the newly developed continental margin to form the Bowser Lake Group.

A suite of earliest Early Jurassic to Late Triassic (195 to 205 Ma) stocks and dykes occur throughout the region. These intrusions are compositionally variable, ranging from hornblende quartz diorite to quartz monzodiorite, and are characteristically medium-grained, equigranular to porphyritic and weather a buff-white to light grey colour. The largest intrusion of this suite is the Late Triassic Red stock which hosts the Red Chris deposit. It intrudes Late Triassic massive volcanic wackes, siltstone and possibly augite-porphyritic basalt within the Red Chris property.

Major regional faulting has affected the local stratigraphy during Middle Cretaceous and Tertiary tectonism. The east-northeasterly trending Ealue Lake Fault is the most prominent structural feature in the vicinity of the subject property. Although not exposed, it has been projected along the Coyote Creek-Ealue Lake Valley. Its presence is evident by contrasting lithologies and styles of alteration on either side. Zones of intense carbonatization with localized areas of ankerite flooding are widespread in rocks only south of the fault. Also, its continuity to the east has been determined for an additional 30 kilometres where it has been designated the McEwan Creek Fault with a south side-down movement sense. There are also similarly-oriented faults along the northern contact of the Bowser Lake Group; one of which is the southside-down normal bounding fault between the Bowser Lake Group rocks and the Red stock near the centre of the property.

Property Geology

The property covers the eastern portion of a large east-northeasterly trending, stratigraphically-distinct, fault bounded upland called the Todagin Plateau. The lithologic units on the property have been described chronologically from oldest to youngest.

a) Middle to Upper Triassic Volcanic and Sedimentary Rocks (muTva and muTvs)
Geological mapping (1994 and 1995) identified an intercalated sequence of augite-phyric volcanic and volcanically-derived sedimentary rocks cropping out between the northeastern slopes of Todagin Mountain and Ealue Lake, underlying most of the northern portion of the property.

Alkaline volcanic rocks, informally called the Dynamite Hill volcanics, crop out immediately north and northwest of the Red stock, along the East Gully to Bowers Creek drainages north to Ealue Lake. They also reportedly occur on the southeastern side of the Red stock in fault contact with the Middle Jurassic Bowser Lake Group sedimentary rocks. These rocks also occur at the Far West zone where they host a portion of the mineralization and occur in intrusive contact with the Red stock.

b) Late Triassic Plutonic Rocks
Several stocks and dykes of hornblende-plagioclase porphyritic quartz monzodiorite composition have been mapped within the Todagin Plateau area. These intrusions occur in close proximity to the Red stock and are very similar to it in geometry and texture. They are described as intrusive rocks that weather buff-white to light grey, and have distinctive medium- to coarse-grained hornblende and plagioclase phenocrysts randomly oriented in an aphanitic grey groundmass.

Four zircon fractions from drill core of the Red stock (ie. DDH 94-224) were reported to have been Pb-U dated as 203.8 ±1.3 Ma, or of Late Triassic age. This date correlates well with three dates from various other plutons throughout the Tatogga Lake map area that ranged from 199 to 205 Ma. All samples also show an Early Paleozoic inheritance at 500 Ma.

The Red stock is elongate, irregular in shape, and occupies a major east-northeasterly en echelon fault structure. It is at least 4.5 kilometres long by 300 to 1,500 metres wide, but it may also extend well beyond its exposed boundaries as a buried pluton beneath the partially eroded older volcanic and sedimentary cover. Various plutons both east and west of the main stock were identified but except for variation of pyrite and hornblende contents, they were apparently identical and are probably apophyses of a larger intrusion.

Two compositionally-similar phases of plutonic rocks comprise the stock and these rocks are cut by several post-mineral dykes of dioritic to monzonitic composition. The Main Phase unit is a medium-grained, weakly to intensely-altered plagioclase-hornblende porphyritic monzodiorite that hosts most of the known copper/gold mineralization and constitutes approximately 70-80% of the stock. The Late Phase unit is now thought to comprise both unaltered and barren Main Phase and post-mineral dykes with indistinct flow banded and chilled margins; all of which are remarkably similar in composition and texture to very weakly altered Main Phase rocks. However, the Late Phase unit appears to be fresher looking and less altered than the Main Phase unit, usually barren of copper/gold mineralization, and represents approximately 20-28% of the stock. The late-stage, post-mineral dykes are commonly porphyritic, range in composition from dioritic to monzonitic, are usually less than 1 to 5 metres wide; although they may attain widths of up to fifty (50) metres in the western end of the Red Chris deposit area. These dykes comprise the remaining volume of the Red stock.

Intrusive breccia occurs throughout the Red stock; especially along the northeastern and western margins of the Red Chris deposit and within the Gully and Far West zones. Breccia bodies may range locally in width from a few metres to 100 metres or more. Their contacts are relatively distinct; marked by a rapid increase or decrease of sub-angular to angular fragments of plutonic rock. These fragments can vary from less than a centimetre to several metres in diameter.

The Red stock and older country rocks are cut by several varieties of late-stage, post-mineral dykes; identified by their texture, mineralogy and appearance. There are three main varieties, from oldest to youngest: Porphyritic Feldspar-Hornblende-Biotite Dykes (DPFH), Quartz-Carbonate Amygdaloidal Dykes (DQCA), and Mafic Dykes (DMAF).

c) Lower to Middle Jurassic Volcanic Rocks (Units lJrv and lJv)
Lower to Middle Jurassic trachytic to rhyolitic flows have been mapped at the western end of the Red stock along the Bower Creek drainage.

d) Middle Jurassic Ashman Formation (basal Bowser Lake Group; mJA)
Marine clastic sedimentary rocks of the Ashman Formation, a basal unit of the Middle Jurassic Bowser Lake Group, underlie the southern property boundary, along the ridgeline between the Red stock and Kluea Lake. The Ashman Formation is comprised of siltstone, chert-pebble conglomerate and sandstone. Bowser Lake Group rocks young progressively to the south; indicating that deposition was from the north into the tectonically-active northern margin of the Bowser Basin.

Massive to well-bedded chert-pebble conglomerates occur in fault contact with the southern margin of the Red stock. Repetitively-bedded laminae, varying from 5 to 15 centimetres thick, are defined by an up-section reduction in both size and abundance of chert clasts. Local massive conglomerates contain 40-60% sandstone clasts and/or matrix sandstone. Both laminated and massive conglomerates have sub-rounded, 0.5 to 3 centimetres diameter, light to dark grey or green chert pebbles in a tan brown to grey sandstone matrix.

e) Maitland Volcanics
Near the headwaters of the East and West Gully drainages there are small outcrops of columnar olivine-phyric basalt flows. These rocks represent the youngest rocks in the region, probably of Early Pliocene age.

Exploration

The 2008 work program on the Red Chris property entailed the construction of a all-weather exploration access road up to the camp, followed by diamond drilling in the East zone. In addition, limited geological mapping and sampling of road-cuts occurred along the new access route. The Red Chris camp was upgraded with the addition of four trailer accommodation units, and the installation of a water well to service the camp. Access construction lasted approximately five months in duration, from June to October. Drilling occurred in the fall with one diamond drill in operation from mid-September to early December. The camp was put on care and maintenance mid December.

The 17 kilometre gravel access road was constructed from the 6.5 kilometre marker on the Ealue Lake Road, crossing Coyote Creek over a newly installed 30 metre free span bridge, traversing east up the northern slope of Todagin Plateau, turning south towards camp at the 11 kilometre marker. Construction commenced early April with the installation of the bridge, followed by the road construction. The new road allows for access of cars, pickup trucks and transport trucks into camp, negating the need for helicopter access. The total driving distance from the Red Chris camp to Highway 37 is approximately 23 kilometres. RCDC contracted Landmark Construction to manage the project, and operations were conducted by the Tahltan-Tercon Limited Partnership (TTLP). The road was designed to have a 4 metre top, with curves having a minimum 20 metre turn radius. Design grade was kept to 8% with short stretches (not exceeding 200 metres) up to 12% grade. All drainages were inspected for flow volumes, and had adequate culverts installed. Two drainages at the 9.0 kilometre and 9.6 kilometre mark had compacted inverted mini-arch crossings installed which are deemed to facilitate the transfer of high stream bedload.

The 2008 deep drill program in the East zone planned to drill twelve 1,500 metre diamond drill holes. The exploration would test the vertical continuity of mineralization in the East zone. The planned pit proposed in a 2005 feasibility study is approximately 1,800 metres long and up to 1,000 metres wide with two main zones: the East and the Main. Drill data indicates the deposit remains open for expansion both laterally and vertically, and the adjacent Gully and Far West are two of the exploration targets which may also host significant near-surface copper/gold mineralization.

Three drill holes were completed in 2008 for a total 2,220 metres. The first two holes were abandoned above their target depth due to adverse ground conditions and technical difficulties with the drilling. RC08-341 was completed to 435.0 metres depth and intersected 352.5 metres grading 0.68% copper, 0.64 g/t gold and 2.65 g/t silver. RC08-342 was completed to 511.8 metres depth and intersected 404.3 metres grading 0.55% copper, 0.48 g/t gold and 3.72 g/t silver. The third hole, RC08-343, collared 165.0 metres northwest of RC08-335, was completed to 1,273 metres depth and encountered 362.2 metres of mineralization between 840.3 metres and 1202.5 metres grading 0.40% copper, 0.53 g/t gold, and 1.27 g/t silver. Within this intersection was a higher grade interval of 97.5 metres grading 0.63% copper, 0.96 g/t gold, and 1.89 g/t silver. This hole was collared in the Late Phase intrusives on the northern fringe of the East zone. The hole graded into pyritic Main Phase at approximately 130.0 metres depth. At 682.0 metres the drillhole intersected another barren Late Phase intrusion, before breaking out into higher-grade quartz-veined Main Phase at 840.3 metres. (ref: Feb 18/09 **News Release** herein incorporated by reference)

The deep drill program in the East zone, begun in late 2008, is expected to continue in 2009 with drilling of the remaining nine holes.

Drilling

Once drill core was received at the core shack, the core was washed and logged geotechnically (RQD) and geologically. The core was then separated into 2.5 metre sample intervals by a geologist. Where a geological contact affected the grade distribution, the geologist would mark a sample contact at the geological contact as well. The geotechnical data collected included core recovery, RQD, fracture counts, core strength, and overall ratings, with special attention paid to the occurrence of slickensides and fault gouge. Quartz veins were also counted for every 3.05 metres run for RC08-343. The core was also logged with a KT-9 magnetic susceptibility meter over every sample interval. Ten susceptibility reading were taken for each sample, and then averaged. Geology data was recorded into Lagger (by Northface Software), a database program designed for exploration drilling. The graphic logs appended to the end of this report were printed directly from Lagger. Sample tags were placed at each sample contact by a geologist. Standards, duplicates, and blanks were randomly inserted within every 17 consecutive core samples. The marked and tagged un-split core was then photographed and transferred to the splitting area. Core was split using a hydraulic splitter. Split core was placed into clear poly-ore bags with the sample tag and zap-strapped. The other half-core was left in the core box, with the sample tag stub stapled to the start of the appropriate sample interval. Archived core is stored on-site in wooden racks. Sample bags were placed into white plastic rice bags, labeled, and zap-strapped with red numbered ties. The rice bags of samples were driven down to Iskut and stored on pallets in a locked container at the Bandstra Depot. Every 1-2 weeks, samples were shipped via Bandstra to the Acme Analytical prep lab in Smithers where samples were crushed, split and pulverized to a 150 mesh. The pulps were then trucked to the main Acme Analytical lab in Vancouver and assayed. Gold was analyzed via fire assay fusion by ICP-ES on a 30g sample (Group 6). Copper and iron were analyzed by ICP-ES with an aqua regia digestion (Group 7AR). Pulps were also analyzed via ICP-MS with an aqua regia digestion for a 36-element suite (Groups 1DX), including silver.

Down hole surveys were periodically conducted on the drill holes to measure their deviation. This was facilitated during bit changes and hole shutdowns by using a Reflex EZ-Trac downhole probe. Measurements were taken every 9.14 metres (three rods), with the probe suspended by aluminum running gear 7.0 metres beyond the drillbit. The EZ-Trac is manufactured such that a handheld computer is synchronized to the probe, and measurements can quickly be obtained during the pulling of rods. Magnetic interference of the EZ-Trac is negligible at Red Chris due to the low amount of magnetite. Data recorded at each survey station included azimuth, dip, temperature, and magnetic field strength. Downhole survey data is included on the cover pages of the drill logs, appended to the report. Drill hole collars were surveyed with a handheld GPS, with accuracy usually down to 3.0 metres.

The recovery experienced by Imperial at Red Chris is close to 100% and the sample quality is considered to be excellent. The sampling is not expected to result in any biases and will be representative of the areas drilled. The deep drilling has indicated that the mineralization at the Main zone and East zone extends to at least 1,000 metre depth and additional drilling will be required to determine the lateral extent and further depth extent of these zones.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimate was provided in the **2004 Red Chris Report**, which summarized the finding of the AMEC feasibility study. The estimates were completed by bcMetals prior to the 2007 takeover by Imperial. The feasibility study was based on the assumption that power supply would be available at Tatogga near Iskut, a distance of 23 km from the mine site. At present, the power supply grid extends only to Meziadin Junction, a distance of 257 km from the mine site.

Red Chris Resource - All Zones - all blocks classed Measured plus Indicated or Inferred						
All Blocks Classed Measured plus Indicated				All Blocks Classed Inferred		
Cutoff (Cu %)	Tonnes > Cutoff (tonnes)	Grade>Cutoff Cu (%)	Grade>Cutoff Au (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff Cu (%)	Grade>Cutoff Au (g/t)
0.15	588,600,000	0.32	0.26	360,200,000	0.27	0.24
0.20	446,100,000	0.36	0.29	268,700,000	0.30	0.27
0.25	325,100,000	0.41	0.33	193,400,000	0.34	0.29
0.30	238,300,000	0.46	0.37	126,100,000	0.37	0.31
0.35	168,700,000	0.52	0.42	67,100,000	0.41	0.33
0.40	119,400,000	0.58	0.47	27,500,000	0.46	0.32
0.45	85,000,000	0.64	0.52	10,300,000	0.52	0.31
0.50	62,400,000	0.70	0.59	5,100,000	0.57	0.34

Based on the global resource shown above, the following reserves were calculated in 2004.

Red Chris Reserve						
				Recoverable		
	Tonnes	Cu%	Au g/t	Cu	Au	CuEq
Proven	93,475,785	0.423	0.327	0.374	0.185	0.482
Probable	182,524,215	0.300	0.226	0.261	0.100	0.320
Total	276,000,000	0.349	0.266	0.299	0.129	0.374

The ore reserves and resources were calculated and verified by Gary Giroux, P.Geo, designated at the time as the Qualified Person as defined by National Instrument 43-101.

OTHER PROPERTIES

Imperial has interests in various other early stage exploration properties located in Canada and continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

DIVIDENDS

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

CAPITAL STRUCTURE

The Company has unlimited number of common shares without par value.

The Company also has 50,000,000 First Preferred shares without par value with special rights and restrictions, and 50,000,000 Second Preferred shares without par value with right and restrictions both to be determined by the directors. No preferred shares have been issued.

MARKET FOR SECURITIES

Imperial's common shares are listed on The Toronto Stock Exchange and trade under symbol III. The following table provides the high, low, close price, and the volume of shares traded on a monthly basis in 2008.

2008	High	Low	Close	Volume Traded
January	11.72	8.50	9.59	385,394
February	11.45	8.50	10.71	691,842
March	10.84	8.50	9.36	320,211
April	9.50	8.77	9.20	203,430
May	9.49	8.50	8.58	366,313
June	10.50	7.82	8.80	443,838
July	9.00	7.51	7.85	252,481
August	8.00	7.45	7.60	260,068
September	7.64	6.26	6.90	531,583
October	6.57	2.25	2.29	1,369,309
November	3.25	0.93	2.86	2,064,510
December	3.00	2.05	2.17	909,036

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name, Province and Country of Residence	Current Position with Imperial	Present Principal Occupation / Employment for Previous Five Years	Director Since
Pierre Lebel British Columbia Canada	Director & Chairman	Chairman of Imperial	Dec 6, 2001
J. Brian Kynoch British Columbia Canada	Director & President	President of Imperial	Mar 7, 2002
Larry G. Moeller Alberta Canada	Director	President of Kimball Capital Corporation	Mar 7, 2002
Ed Yurkowski Alberta Canada	Director	President of Procon Mining and Tunnelling Ltd.	May 20, 2005
Andre Deepwell British Columbia Canada	Chief Financial Officer & Corporate Secretary	Chief Financial Officer & Corporate Secretary of Imperial	n/a
Don Parsons British Columbia Canada	Vice President, Operations	Imperial Vice President, Operations – 2005 to present. Prior thereto President and General Manager of Tercon Enterprises, Fort McMurray operations.	n/a
Patrick McAndless British Columbia Canada	Vice President, Exploration	Vice President, Exploration of Imperial	n/a
Kelly Findlay British Columbia Canada	Treasurer	Treasurer of Imperial	n/a

Each director's term of office expires at the next annual general meeting of the Company, scheduled for Monday, May 11, 2009 or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

Shareholdings of Directors and Senior Officers

On March 23, 2009 the Company had 32,128,985 common shares issued and outstanding. The directors and senior officers, as a group, beneficially owned directly or indirectly, 1,561,588 common shares of the Company representing approximately 4.86% of the outstanding common shares of Imperial.

Committee's of the Board of Directors

The Board of Directors has established three board committees; audit, compensation, and corporate governance and nominating.

Audit Committee
The audit Committee has been structured to comply with Multilateral Instrument 52-110.

Audit Committee Charter
The audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. (ref: Audit Committee Charter page 60 of this AIF)

Audit Committee Composition and Background
The Audit Committee is comprised of Larry Moeller (Chairman), Ed Yurkowski and Pierre Lebel. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can be reasonably be expected to be raised by the Company's financial statements. In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, are set forth below:

Larry G. Moeller, B. Comm., C.A. – also serves as a Member of the Corporate Governance and Nominating Committee and Compensation Committee. Mr. Moeller is President of Kimball Capital Corporation, Vice President Finance of Edco Financial Holdings Ltd., and Director of Protective Products of America Inc., Magellan Aerospace Corporation, Crocotta Energy Inc., and Jovian Capital Corporation.

Pierre Lebel, LL.B., M.B.A. - also serves as Imperial's Chairman of the Board; and Chairman of the Corporate Governance and Nominating Committee and of the Compensation Committee. Mr. Lebel is Director of SouthGobi Energy Resources Ltd., Zedi Inc. and the Mining Association of British Columbia; and Chairman and Trustee of Home Equity Income Trust;

Ed Yurkowski, P.Eng. – also serves as a Member of the Compensation Committee. Mr. Yurkowski is President of Procon Mining and Tunnelling Ltd, a Vancouver based full service mining contractor with operations in North America and other continents.

Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight
At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures
The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte & Touche LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

External Auditor Service Fees

Aggregate fees payable to Deloitte & Touche LLP for the past three years are as follows:

Year Ended	2008	2007	2006
Audit fees (1)(3)	$185,000	$182,900	$110,000
Audit related fees (2)	$7,735	6,720	7,750
Total	$192,735	$144,720	$117,750

(1) For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
(2) For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" above.
(3) Revised to include final amount billed for 2007 audit (eg $44,900)

Complaint Procedures

In 2004, the Company implemented a policy detailing procedures for:

- the receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters.
- confidential and anonymous submitting concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial's procedures for filing complaints on accounting and auditing matters are available on the Corporate Governance page of the Company's website (www.imperialmetals.com).

Compensation Committee

The Compensation Committee is comprised of Pierre Lebel (Chairman), Larry Moeller and Ed Yurkowski. The primary objective of the committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Pierre Lebel (Chairman), Brian Kynoch and Larry Moeller. The primary objective of the committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board, and board committee members, and recommending the Board select director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

Corporate Cease Trade Orders or Bankruptcies

All the officers and directors of the Company, with the exception of Ed Yurkowski and Don Parsons, were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a plan pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The reorganization plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Detailed information can be obtained in IEI Energy Inc.'s 2002 Information Circular and Proxy Statement filed March 8, 2002 with SEDAR.

Conflicts of Interest and Interest of Management and Others in Material Transactions

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

Detailed information is provided in the **2008 Annual Report** (herein incorporated by reference) containing the Management's Discussion and Analysis (ref: Related Party Transactions section) and the Consolidated Financial Statements for the year ended December 31, 2008 Note 15.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. acts as the Company's transfer agent and registrar.

Vancouver Office:	510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9
Toronto Office:	100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1

MATERIAL CONTRACTS

The material contracts entered into by the Company during the year ended December 31, 2008, and contracts that were entered into before that date, other than contracts entered into in the ordinary course of business, are provided below. No disclosure is made regarding any contract that was entered into prior to January 1, 2002.

Working Capital Facility - In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco Capital Corporation ("Edco") and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. Until expiry on February 15, 2009 $15.0 million was drawn on the facility and 600,000 warrants had been issued.

Support Agreement - dated January 8, 2007 between Imperial and bcMetals Corporation wherein the Company advanced bcMetals $2 million in unsecured advances bearing interest at bank prime rate, was repaid prior to the June 30, 2007 due date.

Line of Credit Facility - In September 2006 the Company obtained a $40.0 million credit facility with Edco, a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The facility was scheduled to expire on November 30, 2007 and its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In October, 2007 the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007. The credit facility was repaid in February 2008 from a new short term revolving credit facility with a syndicate of lenders.

Convertible Debentures Agreement - dated March 9, 2005 for $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards ($9,000,000); Larry Moeller ($650,000); and Brian Kynoch (President of the Company ($100,000)).

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Greg Gillstrom, P.Eng, Geological Engineer, an employee of Imperial:

a) is a person who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during or relating to the Company's most recently completed financial year; and
b) whose profession or business gives authority to the statement, report or valuation made by the person or Company; and
c) who has interest in the common shares of the Company, directly or indirectly, or through stock options that represent less than 1% of the Company's outstanding share capital.

The Company's property technical reports are available on SEDAR (www.sedar.com) and on the Company's website (www.imperialmetals.com).

ADDITIONAL INFORMATION

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters, is contained in the Company's information circular for its most recent annual general meeting of shareholders that involves the election of directors.

Additional financial information is provided in the Company's 2008 **Annual Report** containing the Management's Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2008.

Copies of the above and other disclosure documents may be obtained, when available, on the Company's website www.imperialmetals.com; on the SEDAR website www.sedar.com; or by contacting the Company's investor relations at 604.488.2657.

SCHEDULE A
AUDIT COMMITTEE CHARTER

I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent Auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.
2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.
3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.
4. Review on an annual basis the performance of the Auditors, including the lead audit partner.
5. Take reasonable steps to confirm the independence of the Auditors, which include:
   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;
   (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;
   (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and
   (d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.
7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.
8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.
9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.
10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's Audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.
12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.
13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.
14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
    a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;
    b) the management letter provided by the Auditor and the Company's response to that letter; and
    c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.
16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.
18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.
19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.
20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.
21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.
22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.
23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.
25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems
27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.
28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.
29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.
31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.
33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.
34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.
35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.
36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.
37. Review its own performance annually, seeking input from management and the Board.
38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

April 26, 2004

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

March 30, 2009

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on March 30, 2009 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported it has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated April 7, 2009.

Schedule "A"

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Updates Mineral Reserve and Mineral Resource Estimates for Mount Polley and Huckleberry

Vancouver - **March 30, 2009 - Imperial Metals Corporation (III-TSX)** has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Mount Polley Updated Mineral Reserve and Mineral Resource Estimate

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2009. The current estimate incorporates open pit mining of the Southeast, C2, Pond and Springer zones, in addition to completing the current Wight pit in the Northeast zone, and reflects twelve months of mine production since the January 1, 2008 estimate. As of January 1, 2009 total Mount Polley reserves are 46.2 million tonnes of 0.34% copper, 0.29 g/t gold and 0.95 g/t silver, compared to 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver at January 1, 2008. The Bell pit was completed in 2008, and the Wight pit will be completed in the second quarter of 2009. Exploration in 2008 brought the Pond zone into a minable reserve scheduled for open pit mining in the third quarter of 2009 subject to obtaining required approvals. In total 6.9 million tonnes were mined in 2008. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 113.0 million tonnes of mineral resources identified in the Measured and Indicated category and 29.0 million tonnes of mineral resources identified in the Inferred category, in addition to the reserves below.

Mount Polley Mine Proven and Probable Reserves

		Grade			Contained Metal			
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*	Stripping Ratio
Wight	785,362	0.73	0.209	5.573	12.64	5.28	140.72	0.39
Springer	39,233,777	0.336	0.27	0.716	290.62	340.58	903.16	2.13
Pond	1,372,216	0.476	0.27	6.898	14.40	11.91	304.32	3.5
Southeast	1,752,306	0.274	0.513	1.11	10.58	28.90	62.54	1.39
C2	3,006,923	0.295	0.446	n/a*	19.56	43.12	n/a*	4.62
Total	46,150,584	0.342	0.290	0.951	347.80	429.78	1410.74	

n/a - silver assay values not significant in this zone*

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.75 copper, US$800.00 gold, US$10.00 silver and $1.25 CDN/US exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.

- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone * *[resource values based on 0.3 Copper Equivalent Cut-Off]*

		Grade				Contained Metal		
Zone	Tonnes Ore	Copper Equiv*%	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*
Northeast & Boundary**								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Zuke *** *see note below*								
Measured	***	***	***	***	***	***	***	***
Indicated	***	***	***	***	***	***	***	***
Inferred	***	***	***	***	***	***	***	***
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	18,437,736	0.592	0.359	0.297	0.709	145.93	176.06	420.29
Indicated	26,536,116	0.538	0.300	0.302	0.643	175.50	257.65	548.58
Inferred	25,475,566	0.540	0.290	0.316	0.561	162.87	258.82	459.49
C2								
Measured	5,352,649	0.490	0.237	0.363	n/a*	27.97	62.47	n/a*
Indicated	4,045,493	0.488	0.240	0.356	n/a*	21.40	46.30	n/a*
Southeast								
Measured	18,421,459	0.515	0.180	0.414	1.052	73.02	245.20	623.06
Indicated	5,306,026	0.424	0.159	0.325	0.978	18.62	55.44	166.84
Pond								
Measured	1,477,694	0.654	0.379	0.324	5.774	12.34	15.39	274.32
Indicated	630,108	0.502	0.268	0.257	6.279	3.72	5.21	127.20
Total Resource								
Measured/Indicated	113,043,874	0.568	0.325	0.305	1.380	810.81	1110.28	5014.84
Inferred	28,670,077	0.532	0.295	0.299	0.688	186.59	275.32	634.54

*n/a** *silver assay values not significant in this zone*
* *Proven and Probable Reserves are not included in these resource values*
** *Northeast Zone contains the Wight Pit*
*** *The **Zuke Zone** is a high grade underground target now being delineated south of the Boundary Zone.*
Some assay results from 2008 and 2009 drilling in the Zuke Zone are pending.
A resource estimate for this new zone will be available later this summer.

Imperial Metals

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*	
Northeast*	EqCu% = Copper + Gold / 1.44 + Silver / 116
Pond	EqCu% = Copper + Gold / 1.44 + Silver / 116
Springer	EqCu% = Copper + Gold / 1.27 + Silver / 116
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.27 + Silver / 116

**Northeast Zone contains the Wight Pit*

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes Used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Huckleberry Updated Mineral Reserve and Mineral Resource Estimate

The Main Zone Extension is the only pit actively operating at Huckleberry. On December 31, 2008 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.224%. Probable reserves at December 31, 2008 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	8,368,000	0.362	0.005	0.37:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

The current mine life for Huckleberry is 2010. Exploration will continue in 2009 to find additional reserves.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665;
Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6

Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Updates Mineral Reserve and Mineral Resource Estimates for Mount Polley and Huckleberry

Vancouver - **March 30, 2009 - Imperial Metals Corporation (III-TSX)** has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Mount Polley Updated Mineral Reserve and Mineral Resource Estimate

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2009. The current estimate incorporates open pit mining of the Southeast, C2, Pond and Springer zones, in addition to completing the current Wight pit in the Northeast zone, and reflects twelve months of mine production since the January 1, 2008 estimate. As of January 1, 2009 total Mount Polley reserves are 46.2 million tonnes of 0.34% copper, 0.29 g/t gold and 0.95 g/t silver, compared to 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver at January 1, 2008. The Bell pit was completed in 2008, and the Wight pit will be completed in the second quarter of 2009. Exploration in 2008 brought the Pond zone into a minable reserve scheduled for open pit mining in the third quarter of 2009 subject to obtaining required approvals. In total 6.9 million tonnes were mined in 2008. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 113.0 million tonnes of mineral resources identified in the Measured and Indicated category and 29.0 million tonnes of mineral resources identified in the Inferred category, in addition to the reserves below.

Mount Polley Mine Proven and Probable Reserves

		Grade			Contained Metal			
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*	Stripping Ratio
Wight	785,362	0.73	0.209	5.573	12.64	5.28	140.72	0.39
Springer	39,233,777	0.336	0.27	0.716	290.62	340.58	903.16	2.13
Pond	1,372,216	0.476	0.27	6.898	14.40	11.91	304.32	3.5
Southeast	1,752,306	0.274	0.513	1.11	10.58	28.90	62.54	1.39
C2	3,006,923	0.295	0.446	n/a*	19.56	43.12	n/a*	4.62
Total	46,150,584	0.342	0.290	0.951	347.80	429.78	1410.74	

n/a - silver assay values not significant in this zone*

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.75 copper, US$800.00 gold, US$10.00 silver and $1.25 CDN/US exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.

- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone * *[resource values based on 0.3 Copper Equivalent Cut-Off]*

		Grade				Contained Metal		
Zone	Tonnes Ore	Copper Equiv*%	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*
Northeast ** **& Boundary**								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Zuke *** *see note below*								
Measured	***	***	***	***	***	***	***	***
Indicated	***	***	***	***	***	***	***	***
Inferred	***	***	***	***	***	***	***	***
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	18,437,736	0.592	0.359	0.297	0.709	145.93	176.06	420.29
Indicated	26,536,116	0.538	0.300	0.302	0.643	175.50	257.65	548.58
Inferred	25,475,566	0.540	0.290	0.316	0.561	162.87	258.82	459.49
C2								
Measured	5,352,649	0.490	0.237	0.363	n/a*	27.97	62.47	n/a*
Indicated	4,045,493	0.488	0.240	0.356	n/a*	21.40	46.30	n/a*
Southeast								
Measured	18,421,459	0.515	0.180	0.414	1.052	73.02	245.20	623.06
Indicated	5,306,026	0.424	0.159	0.325	0.978	18.62	55.44	166.84
Pond								
Measured	1,477,694	0.654	0.379	0.324	5.774	12.34	15.39	274.32
Indicated	630,108	0.502	0.268	0.257	6.279	3.72	5.21	127.20
Total Resource								
Measured/Indicated	113,043,874	0.568	0.325	0.305	1.380	810.81	1110.28	5014.84
Inferred	28,670,077	0.532	0.295	0.299	0.688	186.59	275.32	634.54

*n/a** *silver assay values not significant in this zone*
* *Proven and Probable Reserves are not included in these resource values*
** *Northeast Zone contains the Wight Pit*
*** *The **Zuke Zone** is a high grade underground target now being delineated south of the Boundary Zone. Some assay results from 2008 and 2009 drilling in the Zuke Zone are pending. A resource estimate for this new zone will be available later this summer.*

Imperial Metals

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*	
Northeast*	EqCu% = Copper + Gold / 1.44 + Silver / 116
Pond	EqCu% = Copper + Gold / 1.44 + Silver / 116
Springer	EqCu% = Copper + Gold / 1.27 + Silver / 116
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.27 + Silver / 116

** Northeast Zone contains the Wight Pit*

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes Used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Huckleberry Updated Mineral Reserve and Mineral Resource Estimate

The Main Zone Extension is the only pit actively operating at Huckleberry. On December 31, 2008 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.224%. Probable reserves at December 31, 2008 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	8,368,000	0.362	0.005	0.37:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

The current mine life for Huckleberry is 2010. Exploration will continue in 2009 to find additional reserves.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports 2008 Financial Results

Vancouver, BC – **March 30, 2009 – Imperial Metals Corporation (TSX:III)** reports net income of $59.6 million, revenues of $229.7 million, operating income of $25.4 million and cash flow of $76.3 million for the fiscal year ended December 31, 2008.

For the Years Ended	2008	2007
[expressed in thousands of dollars, except share amounts]		
Total Revenues	$229,745	$264,987
Net Income	$59,617	$22,729
Net Income per share	$1.83	$0.71
Diluted Income per share	$1.83	$0.70
Adjusted Net Income (2)	$55,468	$31,885
Adjusted Net Income per share (2)	$1.71	$1.00
Working Capital (3)	$54,211	$9,030
Total Assets	$384,901	$320,741
Total Long Term Debt (including current portion)	$4,648	$9,514
Cash dividends declared per common share	$0.00	$0.00
Cash Flow (1)	$76,334	$61,876
Cash Flow per share (1)	$2.35	$1.94

(1) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.
(2) Refer to previous table under heading Calculation of Adjusted Net Income for details of the calculation of these amounts for 2008 and 2007.
(3) Defined as current assets less current liabilities.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Revenues were $229.7 million in 2008 compared to $265.0 million in 2007. The decrease is the result of lower sales volumes on lower copper prices. The London Metals Exchange cash settlement copper price per pound averaged US$3.15 in 2008 compared to US$3.23 in 2007. The average US Dollar/CDN Dollar exchange rate over the same period was about 1% less in 2008 compared to 2007. In CDN Dollar terms the average copper price in 2008 was 3% less than the 2007 average copper price.

Revenue in the fourth quarter of 2008 was reduced by $50.1 million for the revaluation of accounts receivable at September 30, 2008 for shipments settling in the fourth quarter of 2008, and for shipments sold in the fourth quarter of 2008 settling in 2009. The copper price was significantly lower than when the revenue was initially recorded.

Operating income decreased to $25.4 million from $57.2 million in 2007 as result of lower contribution margins from mine operations and a $16.2 million impairment charge against mineral properties.

Net income for the year ended December 31, 2008 was $59.6 million ($1.83 per share) compared to $22.7 million ($0.71 per share) in 2007. Although operating income declined by $31.8 million from 2007 to 2008 net income was higher in 2008 as the decline was more than offset by the large increase in realized and unrealized gains on derivative instruments, net of provisions for loss on counterparty default.

Cash flow increased to $76.3 million in 2008 from $61.9 million in 2007. The $14.4 million increase is primarily the result of reduced cash income taxes. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $46.7 million, down slightly from $47.7 million in 2007. Expenditures in 2008 were financed by cash flow from the Mount Polley and Huckleberry mines. At December 31, 2008 the Company had $41.4 million (2007-$30.3 million) in cash and cash equivalents and short term investments.

Derivative Instruments

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During 2008 the Company recorded $84.5 million in gains on derivative instruments, almost exclusively for copper, compared to losses of $19.7 million in 2007. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The rapid decline in the price of copper during the latter part of 2008 resulted in large gains being recorded by the Company. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

During the year ended December 31, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision for the full amount of the LBCS derivatives.

In October 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21.9 million. LBCS has not provided valuation of the derivative instruments (the "LBCS derivatives") held by the Company at the termination date and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBSC derivatives in its accounts based on those valuations. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

Hedges for Mount Polley cover about 17% of 2009 copper settlements via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010 covering about 100% of copper settlements in the period and forwards sales in 2009 covering about 30% of copper settlements in 2009.

At December 31, 2008 the Company has unrealized income of $47.4 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2008 due to the decline in the price of copper in the last half of 2008. Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2008 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At December 31, 2008 the Company had $4.2 million on deposit with counterparties.

General

Copper prices were slightly lower in 2008 than in 2007, averaging about US$3.15/lb compared to US$3.23/lb in 2007. The US Dollar declined during 2008 ending the year stronger against the CDN Dollar. Factoring in the decrease in the average exchange rate the price of copper averaged CDN$3.36/lb in 2008, about 3% less than the 2007 average of CDN$3.47/lb. The copper price fell rapidly in the last quarter of 2008 averaging US$1.79/lb or CDN$2.17/lb.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last six months. These cost reductions will offset a portion of the decline in copper price.

Mount Polley

Mine Production for the Years Ended December 31	2008	2007	2006
Ore milled (tonnes)	6,848,983	6,444,112	6,235,221
Ore milled per calendar day (tonnes)	18,713	17,655	17,083
Grade % - Copper	0.552	0.461	0.474
Grade g/t - Gold	0.306	0.242	0.265
Recovery % – Copper	72.41	78.66	85.31
Recovery % – Gold	69.71	69.34	71.89
Copper produced (lbs)	60,305,759	51,506,144	55,548,194
Gold produced (oz)	47,001	34,833	38,164
Silver produced (oz)	522,340	370,731	422,568

Mining in the Bell pit was completed in the 2008 third quarter, and mining in the Wight pit will be completed in 2009. The Springer pit will supply the majority of mill feed in 2009.

Exploration at Mount Polley focused on the Pond and Boundary zones. Pond zone exploration led to the design of a small open pit containing proven and probable reserves of 1,372,216 tonnes ore grading 0.476% copper, 0.27 g/t gold and 6.898 g/t silver. This reserve is planned for open pit mining in 2009 subject to obtaining required approvals. Drilling at the Boundary zone continued to intersect high grade copper/gold mineralization at depth, with intercepts such as hole ND08-56 which graded 4.29% copper and 1.42 g/t gold over 13.7 metres. This zone can add to the potential underground resource already outlined below the Wight pit. The Boundary zone may become the first zone to be mined underground at Mount Polley. Further drilling to define the extent of this higher grade mineralization is underway.

Mount Polley exploration expenditures were $3.2 million in 2008 compared to $4.8 million in 2007. With the expanded land base, ongoing exploration at Mount Polley focused on identification of additional mineralized zones and expansion of identified zones. Drilling in 2008 tested eight zones on the property and provided further encouraging results. Drilling in 2008 included 63 diamond drill holes totaling 19,440 metres compared to 121 diamond drill holes totaling 39,503 metres in 2007.

In February 2008 the Company's unionized workforce at Mount Polley ratified an extension to the collective agreement to December 31, 2012.

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Huckleberry contributed $8.3 million in net income to Imperial in 2008 compared to $11.1 million in net income in 2007. Huckleberry's net income declined due to a $15.8 million impairment charge taken against mineral properties which reduced the carrying value of Huckleberry's depletable mineral properties to nil. Notes 5 and 16 to the audited consolidated financial statements of the Company disclose information regarding the writedown and the impact of Huckleberry operations on the financial position and results of operations of Imperial.

Mine Production* for the Years Ended December 31	2008	2007	2006
Ore milled (tonnes)	6,031,300	6,477,600	6,646,200
Ore milled per calendar day (tonnes)	16,479	17,747	18,209
Grade % – Copper	0.316	0.442	0.556
Grade % – Molybdenum	0.006	0.013	0.015
Recovery % – Copper	88.5	87.4	86.9
Recovery % – Molybdenum	23.2	8.1	14.3
Copper produced (lbs)	37,219,000	55,145,000	70,838,000
Gold produced (oz)	3,058	5,847	9,255
Silver produced (oz)	245,781	212,735	246,353
Molybdenum produced (lbs)	187,798	304,224	306,250

** 50% allocable to Imperial*

Mining progresses in the Main Zone Extension (MZX) and both the copper grade and the mill through-put increased from an average of 0.295% copper and 15,830 tonnes per day for the first quarter to 0.325% copper and 17,101 tonnes per day in the fourth quarter. As a result, copper production increased from 8.2 million pounds in the first quarter to 10.1 million pounds in the fourth quarter. Mine design work continues on a plan to further expand the MZX pit, which could potentially add about two years of mine life.

Exploration in 2008 focused on targets resulting from the regional exploration program. At the Whiting Creek property, located eight kilometres north of the Huckleberry mill, seven diamond drill holes totaling 2,028 metres were completed. Molybdenum results were encouraging. Diamond drill hole WC08-02 graded 0.022% molybdenum and 0.056% copper over 360.45 metres. Further work is planned for 2009.

Red Chris

At the Red Chris copper/gold property, a 17 kilometre access road to the camp was completed in September 2008. The new road allows all weather access to the site, extends the working season, lowers exploration costs, and reduces the need for helicopter support resulting in safer working conditions.

The Red Chris camp became operational in September and was upgraded for winter operation. A 12 hole deep drill program was initiated in the East zone. The target depth of these holes is 1,500 metres. By year end, three holes were drilled, two of which returned excellent grades over the entire length, but were lost prior to reaching their target depth of 1,500 metres due to drilling difficulty. The third hole collared outside the mineralized zone intersected mineralization at a depth of 800 metres confirming the zone is widening at depth. Drilling of the remaining 9 holes is expected to continue in 2009. The Company spent $1.5 million on the 2008 drill program.

The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and the resolution of the challenge to the Federal environmental assessment review as described in Note 21(a) to the audited consolidated financial statements.

Sterling

At the Sterling property during 2008 an underground drill program was conducted to define and expand the 144 zone. A total of 52 holes totaling over 13,000 feet were completed. Positive results received included confirmation of high grade mineralization within the 144 zone, discovery and definition of the east extension of the 144 zone, discovery of an open mineralization trend on the west side of the 144 zone, and discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. To follow up on this work, 150 feet of underground development is being completed to provide additional underground drill stations. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

Detailed financial information is available in the Company's 2008 Annual Report, available on www.sedar.com and www.imperialmetals.com.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com